Form 10-K, Exhibit 13
period 1998-12-31
INNOTRAC CORP
filed 1999-03-26
CIK 1051114

                                                                    EXHIBIT 13.1

                            SELECTED FINANCIAL DATA

  The following table sets forth selected financial data for the Company. The selected historical statements of operations data for each of the years ended December 31, 1998, 1997 and 1996 and the selected historical balance sheet data for the periods then ended have been derived from the Consolidated Financial Statements that have been audited by Arthur Andersen LLP, independent public accountants.



                                                                1998        1997       1996       1995       1994
                                                             ---------   ---------   ---------  ---------  ---------
                                                                      ( in 000's, except per share amounts)
Results for year:
Revenues, net  ...........................................    $139,673    $87,978    $71,297     $44,886     $17,380
Cost of revenues (1)  ....................................     108,785     67,986     55,519      30,658      11,274
                                                              --------    -------    -------     -------     -------
Gross profit  ............................................      30,888     19,992     15,778      14,228       6,106
                                                              --------    -------    -------     -------     -------
Operating expenses:
 Selling, general and administrative
  Expenses  ..............................................      15,642     12,572     10,391       6,510       2,289
 Depreciation and
  Amortization (1)  ......................................         943        631        429         293         214
                                                              --------    -------    -------     -------     -------
 Total operating expenses  ...............................      16,585     13,203     10,820       6,803       2,503
                                                              --------    -------    -------     -------     -------
Operating income  ........................................      14,303      6,789      4,958       7,425       3,603
                                                              --------    -------    -------     -------     -------
Other (income) expense:
 Interest expense  .......................................         956      1,788      1,457       1,090         622
 Other  ..................................................          35        118         94         (73)         67
                                                              --------    -------    -------     -------     -------
 Total other expense  ....................................         991      1,906      1,551       1,017         689
                                                              --------    -------    -------     -------     -------
Income before income
 Taxes  ..................................................      13,312      4,883      3,407       6,408       2,914
Income tax benefit
 (provision)  ............................................      (3,743)        77       (212)       (793)       (356)
                                                              --------    -------    -------     -------     -------
Net income  ..............................................       9,569      4,960      3,195       5,615       2,558
                                                              ========    =======    =======     =======     =======
Pro forma net income......................................       8,186      3,003      2,095       3,941       1,573
                                                              ========    =======    =======     =======     =======
Pro forma net income per share-basic  ....................        1.01       0.46       0.32        0.61        0.24
Pro forma net income per share-diluted  ..................        1.00       0.46       0.32        0.61        0.24
Year-end financial position:
Current assets............................................    $ 66,416    $24,330    $37,845     $21,156     $ 8,270
Current liabilities.......................................      39,563     22,809     38,887      21,772       7,033
Working capital  .........................................      26,853      1,521     (1,042)       (616)      1,237
Property and equipment, net  .............................       7,463      7,609     10,939       9,099       5,059
Total assets  ............................................      73,992     32,497     49,037      30,414      13,548
Long-term obligations  ...................................         135      3,944      4,779       4,729       4,278
Total liabilities.........................................      39,698     26,753     43,666      26,501      11,311
Shareholders' equity  ....................................      34,294      4,827      4,540       3,195       1,624
Common Stock Information:
Average number of common shares
 Outstanding..............................................       8,096      6,500      6,500       6,500       6,500
Common stock price per share:
     High.................................................      24 3/8        N/A        N/A         N/A         N/A
     Low..................................................      5  3/4        N/A        N/A         N/A         N/A
     Year-end.............................................      18 1/8        N/A        N/A         N/A         N/A
Book value per common share...............................        4.24       0.74       0.70        0.49        0.25
Other Data:
Capital expenditures......................................    $  5,739    $ 6,937    $ 7,972     $ 6,568     $ 4,729

(1)  Cost of revenue includes $2,900, $3,711, $3,005, $1,750 and $620 for the years ended December 31, 1998, 1997, 1996, 1995 and 1994, respectively, related to depreciation on rental equipment.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion of the results of operations and financial condition of the Company should be read in conjunction with the Consolidated Financial
Statements and Notes thereto.   This discussion may contain certain forward-
looking statements that are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ include, but are not limited to, the reliance on a small number of major clients; risk associated with product-based marketing support services; risks of entering new lines of businesses; reliance on the telecommunications industry; ability to continue and manage growth; the impact of the trend toward outsourcing; dependence on labor force; risks associated with rapidly changing technology and the Company's conversion to new software; risk associated with competition; risks associated with fluctuations in operating and quarterly results; dependence on key personnel; risk associated with Year 2000 compliance; compliance with government regulation; difficulties of completing and integrating acquisitions and other factors discussed in more detail under "Business" in the Company's annual report or Form 10-K.

Overview

  Since its formation in 1984, the Company has expanded its business and facilities to offer distribution and management services, and inbound teleservices in response to the needs of clients in a variety of industries and to capitalize on market opportunities. In 1987, the Company began providing marketing support services to BellSouth. In 1991, the Company initiated a fulfillment program to sell (either outright or in four to six month installments) or rent to BellSouth customers Caller ID hardware, phone sets and other equipment, and in 1993, began billing the charges on customers' telephone bills. As part of this program, Innotrac acquires the Caller ID and other telecommunications equipment from third party manufacturers, thereby assuming inventory and credit risk. In November 1998, the Company entered into a new contract with BellSouth. Under the contract, the Company provides Caller ID hardware and other equipment to BellSouth customers. The Company bills BellSouth, rather than BellSouth customers, for the items, thereby reducing the Company's bad debt exposure. Upon receipt of an order, the Company ships the product, tracks inventory levels and sales and marketing data and maintains teleservicing operations to handle customer service and technical support. From time to time, rather than acquiring units and selling or leasing them to BellSouth customers, the Company distributes, for a fee, Caller ID hardware that BellSouth has purchased from various third-party manufacturers.

  To leverage its experience and infrastructure investment related to the BellSouth marketing support program, the Company entered into an agreement with Pacific Bell in June 1996 to sell Pacific Bell's Caller ID equipment. The Company also provides marketing support services to US West and seeks other telecommunications companies for whom it can provide similar marketing support services. In June 1998, the Company entered into an agreement with a vendor to Southwestern Bell to fulfill Caller ID related telecommunications equipment. The Company exchanged its exclusive arrangement with Pacific Bell in California to become a fulfillment vendor for Southwestern Bell, Pacific Bell and Nevada Bell. Under the Company's programs with Southwestern Bell and Pacific Bell, the Company bills the respective company directly for the Caller ID units that are sold to their end users. Southwestern Bell or Pacific Bell is then responsible for billing and collecting from the consumer. As a result, the Company expects unit prices and top line margin in future periods to be lower than historical levels. This will be offset by lower bad debt expenses which are included in general and administrative expenses.

  The Company has experienced significant growth in revenue in recent years primarily due to the growth in Caller ID market penetration and service improvements by the Company with respect to product-based marketing support services. Industry sources indicate that at the end of 1995 BellSouth's Caller ID penetration was approximately 13%. BellSouth indicates that through the end of January 1999 its Caller ID penetration had increased to approximately 36%. Services provided to BellSouth and its customers accounted for 59%, 85% and 82% of the Company's net revenues for the years ended December 31, 1998, 1997 and 1996, respectively.

  Management believes that growth in revenues from Caller ID marketing support services will remain constant for the next several years as market penetration increases and new Caller ID services that require enhanced equipment are introduced. Sales are expected to level off as the market matures. According to industry sources, market penetration of Caller ID services in the U.S. as of December 31, 1998 was approximately 29% and is expected to peak at approximately 75% by 2007. Management intends to offset the eventual maturity of its Caller ID business by diversifying its client base and expanding the scope of marketing support services it renders to its clients by cross-selling its other services to existing clients. Additionally, the Company contacts previous purchasers of Caller ID products to promote new enhanced Caller ID products.

  Revenues are recognized on the accrual basis as services are provided to customers or as units are shipped (including installment sales) or rentals are provided. Revenues are reduced for an estimate of product returns and allowances. This provision is calculated based on the Company's historical experience applied to current sales.

  The largest component of the Company's expenses is its cost of revenues, which includes the product costs of telecommunications equipment, depreciation on Caller ID rental equipment, the costs of labor associated with marketing support services for a particular client, telecommunications services costs, information technology support, materials and freight charges, and directly allocable facilities costs. Most of these costs are variable in nature. A second component of the Company's expenses includes selling, general and administrative (''SG&A'') expenses. This expense item is comprised of labor and other costs associated with marketing, financial, human resources and administrative functions that are not allocable to specific client services, as well as bad debt expense. Bad debt expense represents a provision for installments and rentals that will be deemed uncollectible based on the Company's historical experience, as well as billing adjustments from telecommunications providers. SG&A expenses tend to be fixed in nature, with the exception of bad debt, which is related to revenues.


Results of Operations

  The following table sets forth summary operating data, expressed as a percentage of revenues, for the years ended December 31, 1998, 1997 and 1996. Operating results for any period are not necessarily indicative of results for any future period.

  The financial information provided below has been rounded in order to simplify its presentation. However, the percentages below are calculated using the detailed information contained in the financial statements and notes thereto.



                                                                              Years Ended
                                                                              December 31,
                                                                              ------------
                                                                 1998             1997             1996
                                                                 ----             ----             ----
Revenues, net  ........................................          100.0%           100.0%           100.0%
Cost of revenues  .....................................           77.9             77.3             77.9
Gross profit  .........................................           22.1             22.7             22.1
Selling, general and administrative expenses  .........           11.2             14.3             14.6
Operating income  .....................................           10.2              7.7              7.0
Interest expense  .....................................            0.7              2.0              2.0
Income before income taxes  ...........................            9.5%             5.6%             4.8%


Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

  Revenues.   The Company's net revenues increased 58.8% to $139.7 million for the year ended December 31, 1998 from $88.0 million for the year ended December 31, 1997. The increase in revenues during 1998 was primarily due to a 61.3% increase in Caller ID units sold in 1998. During 1988, the Company fulfilled
2.9 million units as it increased its percentage of units sold to 62.3% of total unit volume. During 1997, the Company fulfilled 1.8 million units or 56.9% of total unit volume. The 1998 increase was offset by a decrease in average per unit prices of Caller ID units. The Company's reserve for returns and allowances increased from $6.3 million (7.2% of net revenues) for the year ended December 31, 1997 to $11.1 million (7.9% of net revenues) for the year ended December 31, 1998.

  Cost of Revenues.   The Company's cost of revenues increased 60.0% to $108.8
million for the year ended December 31, 1998 compared to $68.0 million for the year ended December 31, 1997. This was primarily due to an increase in cost of equipment associated with the increase in units sold by the Company as described above offset by a $1.3 million decrease from 1997 in rental equipment losses to $3.2 million and a $1.6 million write-down on Caller ID equipment in the year ended December 31, 1997. The writedown resulted from obsolescence issues related to the regulatory-delayed start-up of the Pacific Bell program.

  Gross Profit.   For the year ended December 31, 1998, the Company's gross
profit increased 54.5% to $30.9 million or 22.1% of revenues as compared to $20.0 million or 22.7% of revenues for the year ended December 31, 1997. The increase in gross profit was primarily due to the increase in revenues. The decrease in gross margin was due primarily to the increasing percentage of business derived from Southwestern Bell and Pacific Bell where the Company does not assume the bad debt risk, as described above. Therefore, it is able to charge lower unit prices to Southwestern Bell and Pacific Bell, and as a result, the Company experiences lower gross margins. This is offset by lower bad debt expenses. During the fourth quarter of 1998, BellSouth sales were switched over to a similar program. The Company expects its gross margins in future periods to be reduced from historical levels, which will be offset by lower bad debt expenses.

  Selling, General and Administrative Expenses.   SG&A expenses for the year
ended December 31, 1998 were $15.6 million or 11.2% of revenues compared to $12.6 million or 14.3% of revenues for the year ended December 31, 1997. The Company's bad debt expense, most of which was associated with sales of Caller ID and other telecommunications equipment to BellSouth and Pacific Bell customers, was $8.2 million (5.9% of net revenue) for the year ended December 31, 1998 as compared to $7.8 million (8.8% of net revenue) for the year ended December 31, 1997. The decrease in bad debt expense as a percentage of revenue was primarily due to the Company's new sales approach on new business where the client assumes the bad debt risk in exchange for a lower sales price. Other SG&A expenses increased over prior year due to increased sales and marketing efforts, increased insurance and benefits expenses and administrative costs to support the Company's growth.

  Interest Expense.   Interest expense decreased from $1.8 million for the year
ended December 31, 1997 to $1.0 million for the year ended December 31, 1998. The decrease is primarily due to repayment of a note payable from a bank and subordinated note payable to a shareholder from the proceeds received from the initial public offering and lower bank borrowings under the Company's line of credit from the previous year ended.

  Income Taxes.   The Company's effective tax rates for the years ended December
31, 1998 and 1997 were 28.2% and (1.6)%, respectively. The change from 1997 to 1998 was primarily the result of a lower level of income attributable to the pass-through entities involved in the Consolidation prior to the consolidation. As a result of the Consolidation, the Company expects its effective tax rate in future periods to increase to statutory levels.


Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

  Revenues.   The Company's net revenues increased 23.4% to $88.0 million for the year ended December 31, 1997 from $71.3 million for the year ended December 31, 1996, primarily due to increased sales of Caller ID units to BellSouth and Pacific Bell customers. The growth was partially offset by a decrease in net revenues during the year ended December 31, 1997 compared to the prior year resulting from the conclusion of a fulfillment program performed by the Company in connection with the 1996 Olympic Games and an increase in the Company's reserve for returns and allowances from $3.5 million (4.9% of net revenues) for the year ended December 31, 1996 to $6.3 million (7.2% of net revenues) for the year ended December 31, 1997. In addition, the Company's sales to Pacific Bell customers during 1997 and 1996 were less than expected due to regulatory issues affecting Pacific Bell that delayed the rollout of Caller ID services by Pacific Bell and a low level of promotion of Caller ID services by Pacific Bell. See "Business--Government Regulation."

  Cost of Revenues.   The Company's cost of revenues increased 22.5% to $68.0
million for the year ended December 31, 1997 compared to $55.5 million for the year ended December 31, 1996. This increase was due to increased revenue volume including a $1.9 million increase from 1996 in rental equipment losses to $4.5 million and a $1.6 million write-down on Caller ID equipment purchased for the start-up of the Pacific Bell program that could not be sold above their cost due to Pacific Bell's regulatory delays that resulted in product obsolescence issues. The increase in cost of revenues was also associated with the Company's new call center.

  Gross Profit.   For the year ended December 31, 1997, the Company's gross
profit increased 26.6% to $20.0 million or 22.7% of revenues as compared to $15.8 million or 22.1% of revenues for the year ended December 31, 1996. The increase in gross margin was due to increased sales along with the impact of a price increase for Caller ID units with enhanced features. This was partially offset by the $1.6 million inventory writedown and the costs associated with the new call center, along with the impact of introductory promotional prices on certain Caller ID units which were lower than regular prices.

  Selling, General and Administrative Expenses.   SG&A expenses for the year
ended December 31, 1997 were $12.6 million or 14.3% of revenues compared to $10.4 million or 14.6% of revenues for the year ended December 31, 1996. The decrease in SG&A expenses as a percentage of revenues was due to improved economies of scale. This was slightly offset by an increase in the Company's bad debt expense, most of which was associated with sales of Caller ID and other telecommunications equipment to BellSouth and Pacific Bell customers. Bad debt expense was $7.8 million (8.8% of net revenues) for the year ended December 31, 1997 as compared to $5.8 million (8.1% of net revenues) for the year ended December 31, 1996. The increase in bad debt expense and the allowance for doubtful accounts (inclusive of the reserve for returns and allowances) (22.1% of gross accounts receivable) was primarily due to the Company's higher revenue volume and higher Caller ID market penetration, which the Company believes results in an increase in sales of Caller ID units to consumers having higher credit risks. The Company believes that higher credit risk customers result in larger write-offs for nonpayment due to increased chargebacks by telecommunications companies to suppliers of nonregulated services when customers do not pay for these services.

  Interest Expense.   Interest expense increased to $1.8 million for the year
ended December 31, 1997 from $1.5 million for the year ended December 31, 1996. The increase was primarily due to increased borrowings under the Company's line of credit to fund working capital, consisting primarily of accounts receivable and inventory necessary to support increases in revenues. This increase was slightly offset by lower interest on the Company's subordinated debt in 1997 compared to 1996 due to a repayment of such debt by the Company in September 1996.

  Income Taxes.   The Company's effective tax rates for the years ended December
31, 1997 and 1996 were (1.6%) and 6.2%, respectively. The change from 1996 to 1997 was primarily the result of a higher level of income attributable to the pass-through entities involved in the Consolidation. As a result of the Consolidation, the Company expects its effective tax rate in future periods to increase to statutory levels. See "The Consolidation."

Liquidity and Capital Resources

   Prior to its initial public offering, the Company had funded its operations and capital expenditures primarily through cash flow from operations and borrowings from banks and shareholders. The Company had cash and cash equivalents of approximately $3.4 million and $554,000 at December 31, 1998 and 1997, respectively. The Company maintains a $35.0 million revolving line of credit with a bank, maturing in May 2000, which was increased from $25.0 million in January 1999. Borrowings under the line of credit bear interest at the Company's option at the bank's prime rate, as adjusted from time to time, or LIBOR plus up to 225 basis points. At December 31, 1998, the interest rate was 6.75%. In May 1998, the Company repaid a term loan with a bank that would have matured in July 1999 and bore interest at 8.95% per annum, along with a subordinated note payable to a shareholder, which would have matured in April 1999 and bore interest at a particular bank's prime rate, as adjusted from time to time, plus 8.0% per annum, with proceeds received from the initial public offering on May 11, 1998. At December 31, 1998, $15.7 million was outstanding under the line of credit.

   As of December 31, 1998, the Company had entered into various operating leases in the ordinary course of business and an operating lease for a new distribution facility and corporate office into which the Company moved in October 1998. As a result of the new facility lease, rental expense will increase approximately $400,000 per year through 2008. In addition, the Company entered into an agreement with a related party to acquire from him by the end of 1998 all of his interest in a subsidiary of the Company and one entity involved in the Consolidation for an aggregate of $984,000. As a part of the agreement, during the year ended December 31, 1998, the Company acquired these interests.

   During the year ended December 31, 1998, the Company used $9.1 million in cash flow from operating activities compared to the generation of $18.9 million and $88,000 in cash flow from operating activities for the years ended December 31, 1997 and 1996, respectively. The decrease in cash flow from operating activities in 1998 was due to higher working capital requirements resulting from increases in accounts receivable (principally installment receivables and receivables from Pacific Bell and Southwestern Bell) and inventory due to the increased sales volume during the twelve months of 1998 as compared to the same period in 1997. The increase in cash flow from operating activities in 1997 was due to lower working capital requirements resulting from decreased accounts receivable due to shorter installment periods as the Company changed the length of its installment sales from generally one year to four to six months and reduced inventory as the Company utilized inventory purchased in 1996 as part of the build-up for the rollout of the Pacific Bell program, which was delayed for various regulatory issues.

   During the years ended December 31, 1998, 1997 and 1996, net cash used in investing activities was $5.7 million, $6.9 million and $8.0 million, respectively. This decrease in 1998 was primarily due to a decrease in the number of purchases of Caller ID units for rent, partially offset by expenditures associated with the Company's software upgrade and new furniture and equipment for new corporate facility and expansion of its call center to service new clients. The decrease in 1997 was primarily due to a decrease in the number of purchases of telecommunications equipment for rent.

   During the year ended December 31, 1998, the net cash provided by financing activities was $17.7 million compared to $13.4 million used in financing activities in the same period in 1997. During the year ended December 31, 1996, the net cash provided by financing activities was $9.8 million. During the year ended December 31, 1998, the Company received $26.7 million in the initial public offering completed on May 11, 1998, net of fees associated with the initial public offering. The Company used a portion of the proceeds to repay $4.6 million of long-term debt, $7.5 million in distributions of undistributed earnings to shareholders of affiliated flow through entities that were merged into the Company in conjunction with the initial public offering, and reduced its borrowings under the line of credit by $13.8 million. Subsequent to the initial public offering, the Company has made periodic borrowings against the line of credit to fund short term working capital needs, resulting in a net increase in borrowings on the line of credit of $7.2 million for the year ended
December 31, 1998.   The use of cash for financing activities for the year ended
December 31, 1997 reflects repayments under the line of credit and term loan.

   The Company estimates that its cash and financing needs through 1999 will be met by cash flows from operations and its line of credit facility. However, any increase in the Company's growth rate, shortfalls in anticipated revenues, increases in anticipated expenses, or significant acquisitions could have a material adverse effect on the Company's liquidity and capital resources and would require the Company to raise additional capital from public or private equity or debt sources in order to finance operating losses, anticipated growth and contemplated capital expenditures. If such sources of financing are insufficient or unavailable, the Company will be required to modify its growth and operating plans in accordance with the extent of available funding. The Company may need to raise additional funds in order to take advantage of unanticipated opportunities, such as acquisitions of complementary businesses or the development of new products, or otherwise respond to unanticipated competitive pressures. There can be no assurance that the Company will be able to raise any such capital on terms acceptable to the Company or at all.

Year 2000 Compliance

   The efficient operation of the Company's business is dependent in part on its computer software programs and operating systems. These programs and systems are used in inventory management, pricing, sales, shipping and financial reporting, as well as in various administrative functions. Management believes that the Company's information technology ("IT") systems, including the existing systems and programs that will be replaced as a part of an upgrade of the Company's system architecture, and other non IT systems are either Year 2000 compliant or will be compliant by June 30, 1999 after applying vendor supplied patches, or upgrades to these systems. The cost of the upgrades, excluding the new information system described above is expected to be approximately $ 85,000. Approximately $20,000 of which has been incurred through February 1999. The Company does not anticipate additional material expenditures for Year 2000 compliance issues.

   The Company's Year 2000 compliance efforts for both IT and non-IT systems include three major phases: (1) inventory all systems, assess whether there are any Year 2000 issues, and develop a compliance plan for all systems; (2) remediate any Year 2000 problems; (3) test systems subsequent to remediation. The chart below shows the estimated completion status of each of these phases expressed as a percentage of completion as of December 31, 1998:


        Phase:                 I     II    III
        ---------------------------------------
          IT Systems           97%   50%   10%
          Non-IT Systems      100%   95%   95%

   The Company anticipates that the assessment and remediation phases will be complete as of June 30, 1999 and the testing will continue into the third quarter of 1999.

   The Company is in the process of obtaining documentation from its suppliers, clients, financial institutions and others as to the status of their Year 2000 compliance programs and the possibility of any interface difficulties relating to Year 2000 compliance that may affect the Company. To date, no significant concerns have been identified; however, there can be no assurance that there will not be any Year 2000-related operating problems or expenses that will arise with the Company's computer systems and software or in connection with the Company's interface with the computer systems and software of its suppliers, clients, financial institutions and others. Because such third-party systems or software may not be Year 2000 compliant, the Company is in the process of developing contingency plans to address Year 2000 failures of these entities with which the Company interfaces. The Company's contingency plans are being developed to address such issues as: (1) The inability of the Company to receive customer order information electronically from its major clients; and (2) The inability of one or more of the manufacturers of the Caller ID products the Company sells to produce due to that company's Year 2000 failure. If the first scenario were to happen, the Company would be required to receive and enter this information manually into its order processing system which could increase the Company's labor costs. If the second scenario were to occur, the Company would be required to find alternate vendors and potentially incur additional costs to do so. The Company could be required to incur unanticipated expenses to remedy any problems, which could have a material adverse effect on the Company's business, results of operations and financial conditions.


Quantitative and Qualitative Disclosure About Market Risks

  The Company believes its exposure to market rate fluctuations on its investments are immaterial due to the short-term nature of those investments. To the extent that the Company has borrowings outstanding under its credit facility, it has market risk relating to such amounts because interest rates under the credit facility are variable. Such exposure is immaterial due to the short-term nature of such borrowings. Currently, the Company has no plans to enter into any hedging arrangements with respect to such borrowings.

Recent Accounting Pronouncements

  The FASB has issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, which must be adopted by the year 2000. This statement establishes accounting and reporting standards for derivative instruments -- including certain derivative instruments embedded in other contracts -- and for hedging activities. Adoption of this statement is not expected to have a material impact on the Company's financial statements.

  In March 1998, the American Institute of Certified Public Accountants (AICPA) issued a new Statement of Position, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. This statement requires capitalization of certain costs of internal-use software. The Company adopted this statement in January 1999, and has not yet determined its impact on the financial statements.

                       INDEX TO THE FINANCIAL STATEMENTS
                            OF INNOTRAC CORPORATION

Consolidated Financial Statements

Report of Independent Public Accountants........................................................ F-10
Consolidated Balance Sheets as of December 31, 1998 and 1997.................................... F-11
Consolidated Statements of Operations for the Years Ended December 31, 1998, 1997 and 1996...... F-12

Consolidated Statements of Partners', Members' and Shareholders' Equity for the Years Ended
  December 31, 1998, 1997 and 1996.............................................................. F-13
Consolidated Statements of Cash Flows for the Years Ended December 31, 1998, 1997 and 1996...... F-14

Notes to Consolidated Financial Statements...................................................... F-15

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Innotrac Corporation:

  We have audited the accompanying consolidated balance sheet of INNOTRAC CORPORATION (a Georgia corporation) as of December 31, 1998 and the combined balance sheet of INNOTRAC CORPORATION, IELC, INC. (a Georgia corporation), RENTEL #1, INC. (a Georgia corporation), SELLTEL #1, INC. (a Georgia corporation), HOMETEL SYSTEMS, INC. (a Georgia corporation), HOMETEL PROVIDERS, INC. (a Georgia corporation), RENTEL #2, LLC (a Georgia limited liability company), SELLTEL #2, LLC (a Georgia limited liability company) and HOMETEL PROVIDERS PARTNERS, L.P. (a Georgia limited partnership) (collectively referred to as the "Companies") as of December 31, 1997 and the related combined statements of operations, partners', members' and shareholders' equity and cash flows for the years ended December 31, 1998, 1997 and 1996. These combined financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Innotrac Corporation as of December 31, 1998 and the financial position of Innotrac Corporation, IELC, Inc., RenTel #1, Inc., SellTel #1, Inc., HomeTel Systems, Inc., HomeTel Providers, Inc., RenTel #2, LLC, SellTel #2, LLC and HomeTel Providers Partners, L.P. as of December 31, 1997 and the results of their operations and their cash flows for the years ended December 31, 1998, 1997 and 1996 in conformity with generally accepted accounting principles.


/s/ Arthur Andersen LLP
-----------------------
Arthur Andersen LLP

Atlanta, Georgia
January 31, 1999

                             INNOTRAC CORPORATION,
                          CONSOLIDATED BALANCE SHEETS
                                   (In 000's)

                                                                                                   December 31,
                                                                                                -------------------
                                          ASSETS                                                  1998       1997
                                          ------                                                --------   --------
Current assets:
 Cash and cash equivalents  .........................................................            $ 3,379    $   554

 Accounts receivable, net (Note 3)...................................................             44,354     20,081
 Inventories.........................................................................             14,381      2,936
 Deferred tax assets (Note 6)........................................................              2,866        386
 Prepaid expenses and other current assets...........................................              1,436        373
                                                                                                 -------    -------
  Total current assets...............................................................             66,416     24,330
                                                                                                 -------    -------
Property and equipment:
 Rental equipment....................................................................              6,891     10,433
 Computer, machinery and transportation equipment....................................              1,390      1,558
 Furniture, fixtures and leasehold improvements......................................              4,949        720
                                                                                                 -------    -------
                                                                                                  13,230     12,711
 Less accumulated depreciation and amortization......................................              5,767      5,102
                                                                                                 -------    -------
                                                                                                   7,463      7,609
                                                                                                 -------    -------
Other assets, net....................................................................                113        558
                                                                                                 -------    -------
  Total assets.......................................................................            $73,992    $32,497
                                                                                                 =======    =======



                                                                                                    December 31,
                                                                                                 ------------------
                                                                                                  1998       1997
                                                                                                 -------    -------

                           LIABILITIES AND PARTNERS', MEMBERS',
                                 AND SHAREHOLDERS' EQUITY
                           ------------------------------------

Current liabilities:
 Current portion of long-term debt (Note 4)...............................................       $    68    $   738
 Line of credit (Note 4).................................................................         15,736      8,545
 Accounts payable........................................................................          9,387      4,766
 Distributions payable (Note 2)..........................................................             70      1,007
 Accrued expenses........................................................................         12,336      7,435
 Other...................................................................................          1,966        318
                                                                                                 -------    -------
  Total current liabilities..............................................................         39,563     22,809
                                                                                                 -------    -------
Noncurrent liabilities:
 Subordinated debt (Note 4)..............................................................              0      3,500
 Long-term debt (Note 4).................................................................              7        404
 Deferred tax liabilities (Note 6).......................................................            106         40
 Other...................................................................................             22          0
                                                                                                 -------    -------
  Total noncurrent liabilities...........................................................            135      3,944
                                                                                                 -------    -------
  Total liabilities......................................................................         39,698     26,753
                                                                                                 -------    -------
Commitments and contingencies (Note 5)...................................................

Redeemable capital stock (Note 7)........................................................              0        917
                                                                                                 -------    -------
Partners', members' and shareholders' equity (Note 8):
 Partners' capital.......................................................................              0      1,759
 Members' deficit........................................................................              0       (490)
 Common stock............................................................................            900          5
 Additional paid-in capital..............................................................         24,838         14
 Retained earnings.......................................................................          8,556      3,539
                                                                                                 -------    -------
  Total partners', members' and shareholders' equity.....................................         34,294      4,827
                                                                                                 -------    -------
  Total liabilities and partners', members' and shareholders' equity.....................        $73,992    $32,497
                                                                                                 =======    =======

The accompanying notes are an integral part of these consolidated balance sheets.

                              INNOTRAC CORPORATION
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                        (In 000's except data per share)

                                                                         Year Ended December 31,
                                                                  ---------------------------------------
                                                                     1998           1997           1996
                                                                  ----------      --------       --------

Revenues, net....................................                  $139,673        $87,978        $71,297
Cost of revenues.................................                   108,785         67,986         55,519
                                                                   --------        -------        -------
     Gross profit................................                    30,888         19,992         15,778
                                                                   --------        -------        -------
Operating expenses:
  Selling, general and administrative
    Expenses......................................                   15,642         12,572         10,391
  Depreciation and amortization...................                      943            631            429
                                                                   --------        -------        -------
     Total operating expenses.....................                   16,585         13,203         10,820
                                                                   --------        -------        -------
Operating income..................................                   14,303          6,789          4,958
                                                                   --------        -------        -------
Other (income) expense:
  Interest expense................................                      956          1,788          1,457
  Other...........................................                       35            118             94
                                                                   --------        -------        -------
     Total other expense..........................                      991          1,906          1,551
                                                                   --------        -------        -------
Income before income taxes........................                   13,312          4,883          3,407
Income tax (provision)benefit.....................                   (3,743)            77           (212)
                                                                   --------        -------        -------
     Net income...................................                 $  9,569        $ 4,960        $ 3,195
                                                                   ========        =======        =======

Unaudited Pro Forma Data:
 Income tax provision.............................                 $ (5,126)       $(1,880)       $(1,312)
                                                                   ========        =======        =======
 Pro forma net income.............................                 $  8,186        $ 3,003        $ 2,095
                                                                   ========        =======        =======
    Pro forma net income per share-basic..........                    $1.01          $0.46          $0.32
                                                                   ========        =======        =======
 Pro forma net income per share-diluted...........                    $1.00          $0.46          $0.32
                                                                   ========        =======        =======
 Average Common Shares Outstanding
    Basic.........................................                    8,096          6,500          6,500
    Diluted.......................................                    8,155          6,500          6,500




 The accompanying notes are an integral part of these consolidated statements.

                              INNOTRAC CORPORATION
    CONSOLIDATED STATEMENTS OF PARTNERS', MEMBERS' AND SHAREHOLDERS' EQUITY
                                   (In 000's)

                                          Partners'    Members'     Common    Paid-In   Retained
                                           Capital      Deficit     Stock     Capital   Earnings     Total
                                          ----------   ---------   -------    -------   --------   ---------
Balance, December 31, 1995...........       $ 1,108       $   0     $  5      $    14    $ 2,068     $ 3,195
Member contributions                              0           2        0            0          0           2
Net income...........................         1,323         (39)       0            0      1,911       3,195
Distributions to shareholders,                             (235)
 Members and partners................          (529)                   0            0       (977)     (1,741)
Accreted dividends on redeemable
 Capital stock.......................             0           0        0            0       (111)       (111)
                                            -------       -----     ----      -------    -------     -------
Balance, December 31, 1996...........         1,902        (272)       5           14      2,891       4,540
Net income (loss)....................         3,541        (233)       0            0      1,652       4,960
Distributions to shareholders,
 Members and partners................        (3,684)         15        0            0       (917)     (4,586)
Accreted dividends on redeemable
 Capital stock.......................             0           0        0            0        (87)        (87)
                                            -------       -----     ----      -------    -------     -------
Balance, December 31, 1997...........         1,759        (490)       5           14      3,539       4,827
Distributions to shareholders,               (4,836)       (209)       0            0                 (9,792)
     Members and partners............                                                     (4,747)
Merger of companies                            (461)        288      645       (1,667)     1,195           0
Record deferred taxes associated
 with merger.........................             0           0        0            0      3,016       3,016
Proceeds from sale of common stock, net           0           0      250       26,491          0      26,741
Net income (loss)....................         3,538         411        0            0      5,620       9,569
Accreted dividends on redeemable
 Capital stock.......................             0           0        0            0        (67)        (67)
                                            -------       -----     ----      -------    -------     -------
Balance, December 31, 1998...........       $     0       $   0     $900      $24,838    $ 8,556     $34,294
                                            =======       =====     ====      =======    =======     =======



 The accompanying notes are an integral part of these consolidated statements.

                              INNOTRAC CORPORATION
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (In 000's)


                                                                                        Year Ended December 31,
                                                                                      ----------------------------
                                                                                      1998        1997        1996
                                                                                      ----        ----        ----

Cash flows from operating activities:
 Net income...............................................................          $  9,569    $  4,960    $ 3,195
 Adjustments to reconcile net income to net cash provided
by operating activities:
  Depreciation and amortization...........................................               943         631        429
  Depreciation--rental equipment..........................................             2,900       3,711      3,005
  Loss on disposal of rental equipment....................................             2,158       4,479      2,538
  Subordinated debt accretion.............................................                 0           0        164
  Deferred income taxes...................................................               602        (537)      (107)
  Decrease (increase) in accounts receivable..............................           (24,273)      5,379     (6,753)
  Decrease (increase) in inventories......................................           (11,445)      7,085     (7,683)
  Decrease in prepaid expenses and other assets...........................              (734)       (485)      (327)
  (Decrease) increase in accounts payable.................................             4,621      (8,960)     3,611
  Increase in accrued expenses............................................             4,901       2,250      2,484
  Other...................................................................             1,670         369       (468)
                                                                                    --------    --------    -------
   Net cash provided by (used in) operating
    Activities............................................................            (9,088)     18,882         88
Cash flows from investing activities:
 Accrued equipment purchases..............................................                 0      (1,595)      (272)
 Purchases of property and equipment......................................            (5,739)     (5,342)    (7,700)
                                                                                    --------    --------    -------
   Net cash used in investing activities..................................            (5,739)     (6,937)    (7,972)
                                                                                    ---------   ---------   --------
Cash flows from financing activities:
 Net (repayments) borrowings under lines of credit........................             7,191      (8,685)    13,169
 Proceeds from long-term debt.............................................                 0           0      2,096
 Repayment of long-term debt..............................................            (1,067)       (702)      (328)
 Repayment of subordinated debt...........................................            (3,500)          0     (1,000)
 Loan commitment fees.....................................................                 0        (125)      (200)
 Proceeds from members' contributions.....................................                 0           0          2
    Proceeds from initial public offering, net                                        26,741           0          0
 Redemption of redeemable capital stock...................................              (984)          0          0
 Distributions to shareholders, members and
   Partners...............................................................           (10,729)     (3,884)    (3,890)
                                                                                    --------    --------    -------
   Net cash (used in) provided by financing
    Activities............................................................            17,652     (13,396)     9,849
                                                                                    --------    --------    -------
Net increase (decrease) in cash and cash equivalents......................             2,825      (1,451)     1,965
Cash and cash equivalents, beginning of period............................               554       2,005         40
                                                                                    --------    --------    -------
Cash and cash equivalents, end of period..................................          $  3,379    $    554    $ 2,005
                                                                                    ========    ========    =======
Supplemental cash flow disclosures:
 Cash paid for interest...................................................          $  1,006    $  1,788    $ 1,207
                                                                                    ========    ========    =======
 Cash paid for income taxes, net of refunds
  received................................................................          $  1,493    $     86    $   892
                                                                                    ========    ========    =======
Non cash transactions:
 Accreted dividends on Redeemable Capital Stock...........................          $     67    $     87    $   111
                                                                                    ========    ========    =======

 The accompanying notes are an integral part of these consolidated statements.

                              INNOTRAC CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. Organization

  Innotrac Corporation ("Innotrac" or The "Company") is a full service provider of customized technology based marketing support services. The majority of the Company's operation is directly related to the sale and distribution of caller identification display devices (Caller ID units). Prior to May 6, 1998, Innotrac operated as eight separate affiliates: Innotrac, IELC, Inc., RenTel #1, Inc. ("RenTel"), SellTel #1, Inc. ("SellTel"), HomeTel Systems, Inc., HomeTel Providers, Inc., RenTel #2, LLC, SellTel #2, LLC and HomeTel Providers Partners, L.P. ("Providers L.P.") (collectively referred to herein as the "Companies"). The Companies were all owned 100% by one shareholder or his immediate family except for RenTel, SellTel, and Providers L.P. (which each had a 10% minority interest owned by one party). The minority interests of RenTel and SellTel were owned by a related party of the shareholder.

  On May 6, 1998, Innotrac consolidated these eight entities (the
"Consolidation"), effective simultaneously with, and as a condition to, the Company's initial public offering (the "Offering") of 2.5 million shares, at an initial public offering price of $12.00 per share (See Footnote 8).

  For accounting purposes, Providers, L.P. was deemed to be the acquiring entity and its balance sheet carried over at historical cost. Since the other entities that were parties to the Consolidation were wholly-owned by either the majority shareholder of Providers L.P. or his direct relatives, those entities were considered to be under common control, and the balance sheets of such entities also carried over at historical cost.


2. Significant Accounting Policies

 Principles of Combination and Consolidation

  Prior to the Consolidation, the accompanying combined financial statements include the accounts of the Companies and were prepared on the accrual basis of accounting. Significant intercompany accounts and transactions have been eliminated in the combination. Combined financial statements were presented since the Companies have similar ownership and interrelated activities. The financial information included herein may not necessarily reflect the financial position, results of operations, or cash flows of the Companies in the future or what the financial position, results of operations, or cash flows of the Companies would have been if they were combined as a separate, stand-alone company during the periods presented.

  Subsequent to the Consolidation, the accompanying financial statements include the consolidated accounts of Innotrac. Significant intercompany accounts and transactions have been eliminated in the consolidation.


 Pro Forma Net Income and Net Income per Share

  In conjunction with the Consolidation, HomeTel Providers, Inc., Providers LP, RenTel #1, RenTel #2, and SellTel #2 lost their non C corporation status for tax purposes. Accordingly, the pro forma income taxes reflect income taxes at statutory rates applied to pro forma earnings. In addition the pro forma earnings per share reflect the Consolidation as if it had occurred at the beginning of each period presented.

                               INNOTRAC CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Accounting Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


Sources of Supplies

  In accordance with their agreements with certain telecommunications companies, the Companies primarily use three providers for the supply of telecommunications equipment. However, if these vendors were unable to meet the Companies' needs, management believes that other sources for this equipment exist on commensurate terms and that operating results would not be adversely affected.


Concentration of Revenues

  Revenues earned under the Companies' agreement with a major telecommunications company to sell and rent certain telecommunications equipment to the customers of this company accounted for approximately 59%, 85% and 82% of total revenues for the years ended December 31, 1998, 1997 and 1996, respectively. If this agreement were terminated, it could have a material adverse affect on the future operating results and liquidity of the Companies (Note 5).


Cash and Cash Equivalents

  The Companies consider all short-term, highly liquid investments with an original maturity of three months or less to be cash equivalents.


Inventories

  Inventories, consisting primarily of telecommunications equipment, are stated at the lower of cost or market, with cost determined by the first-in, first-out method.


Property and Equipment

  Property and equipment are stated at cost. Depreciation is determined using straight-line methods over the following estimated useful lives:

Rental equipment  ............................     3-4 years
Computers  ...................................       3 years
Machinery and transportation equipment  ......     5-7 years
Furniture and fixtures  ......................       7 years

                              INNOTRAC CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

  Leasehold improvements are amortized using the straight-line method over the shorter of the service lives of the improvements or the remaining term of the lease.

  Rental equipment is written off at its net book value when it is no longer generating revenues or is not returned by the customer. Provisions are made for estimated equipment losses that have not yet been reported. Equipment rental losses were approximately $2,158,000, $4,479,000 and $2,538,000 for the years ended December 31, 1998, 1997 and 1996 respectively, and are included in "Cost of revenues" in the accompanying statements of operations.


Long-Lived Assets

  The Companies periodically review the values assigned to long-lived assets such as property and equipment to determine if any impairments are other than temporary. Management believes that the long-lived assets on the accompanying balance sheets are appropriately valued.


Stock-based Compensation Plans

  The Company accounts for its stock-based compensation plans under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). The Company has adopted the disclosure option of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-based Compensation" ("SFAS 123"). SFAS 123 requires that companies which do not choose to account for stock-based compensation as prescribed by this statement, shall disclose the pro forma effects on earnings and earnings per share as if SFAS 123 had been adopted. Additionally, certain other disclosures are required with respect to stock compensation and the assumptions used to determine the pro forma effects of SFAS 123.


Income Taxes

  Innotrac, as a C corporation, utilizes the liability method of accounting for income taxes. Under the liability method, deferred taxes are determined based on the difference between the financial and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

  Prior to the Consolidation, the shareholders of certain affiliated companies had elected to have the Companies treated as S corporations. The Internal Revenue Code of 1986, as amended (the "Code") and certain applicable state statutes provide that the income and expenses of an S corporation are not taxable separately to the corporation but rather accrue directly to the shareholders. In addition, other entities were limited liability companies which are not subject to federal and state income taxes. Accordingly, no provisions for federal and certain state income taxes related to these entities have been made in the accompanying financial statements.

  Prior to the Consolidation, it was the policy of management to pay and accrue distributions primarily for income taxes that are required to be paid by the shareholders, members and partners due to the flow through of income of these entities. During the years ended December 31, 1998, 1997 and 1996, distributions of approximately $2,292,000, $4,586,000 and $1,741,000, respectively, were recorded, of which approximately $70,000 and $1,007,000 were accrued and unpaid as of December 31, 1998 and 1997, respectively. Additionally, in conjunction with the consolidation (Note 1), the Company distributed $7,500,000 of the undistributed earnings of approximately $9,000,000 to the owners of certain pass-thru entities.

                              INNOTRAC CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)


Revenue Recognition

  Revenues are recognized on the accrual basis as services are provided to customers or as units are shipped or rentals are provided. Revenues are reduced for an estimate of product returns and allowances (Note 3).


Fair Value of Financial Instruments

  The carrying values of the Company's financial instruments approximate their fair values.


Advertising Costs

  The Company expenses all advertising costs as incurred.


Recent Accounting Pronouncements

  In 1998, the Company was subject to the provisions of Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" and No. 131 ("SFAS 131"), "Disclosures about Segments of an Enterprise and Related Information". These statements had no impact on the Company's financial statements as it has no comprehensive income elements other than distributions to owners and returns on equity and its financial statements reflect how the "key operating decisions maker" views the business. The Company will continue to review these statements over time to determine if any additional disclosures are necessary based on evolving circumstances.


3. Accounts Receivable

  The Companies' accounts receivable include amounts that are billed in installments over a five to seven month period. Accounts receivable were composed of the following at December 31, 1998 and 1997 (in 000s):

                                                   1998         1997
                                                  -------      -------
  Billed receivables  ...................         $32,081      $15,812
  Unbilled installment receivables  .....          17,208        9,976
                                                  -------      -------
  Total receivables  ....................          49,289       25,788
  Less allowances  ......................          (4,935)      (5,707)
                                                  -------      -------
                                                  $44,354      $20,081
                                                  =======      =======

  Management believes that the allowances for doubtful accounts and returns reduce the gross accounts receivable to net amounts that will be collected.

                              INNOTRAC CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)


4. Financing Obligations

  Financing obligations as of December 31, 1998 and 1997 consisted of the following (in 000s):

                                                                                              1998        1997
                                                                                             -------    -------
Borrowings under revolving credit agreement (up to $25,000,000); the revolving advances owing by any one borrower cannot exceed an amount equal to the sum of 80% of the eligible accounts receivable plus 70% of the eligible installment receivables); interest payable monthly at rates equal to the prime rate (7.75% and 8.5% at December 31, 1998 and 1997, respectively), or at the Company's option, LIBOR plus a margin (6.75% at December 31, 1998),
    expires on November 15, 1999, secured by all assets of the Company...................    $15,736     $ 8,545
Subordinated note payable to the limited partner of Providers, L.P., due April
       1999; interest payable monthly at a variable rate of prime plus 8% (16.5%
       as of December 31, 1998) and a fixed rate of 14% as of December 31, 1996;
       secured by accounts receivable, inventories, rental equipment and the personal guarantee of the sole shareholder of the general partner of Providers, L.P.;
       subordinated to the line of credit; note was paid in full in May 1998  ...........          0       3,500
Note payable, due in monthly installments of principal of $55,556, plus interest at 8.95%, through July 1999; secured by accounts receivable, inventories,
       equipment and the personal guarantee of Innotrac's sole shareholder; note                   0       1,056
       was paid in full in May 1998  ....................................................
Other ...................................................................................         75          86
                                                                                             -------     -------
                                                                                              15,811      13,187
Current portion  ........................................................................     15,804       9,283
                                                                                             -------     -------
                                                                                             $     7     $ 3,904
                                                                                             =======     =======


  Scheduled maturities of financing obligations are as follows (in 000s):

1999...........................................................................................           15,804
2000...........................................................................................                7
                                                                                                         -------
   Total.......................................................................................          $15,811
                                                                                                         =======

  The weighted average interest rate on the revolving line of credit agreement was 7.6% and 8.6% for the years ending December 31, 1998 and 1997, respectively.

  The revolving line of credit agreement and the term note contain various restrictive financial and change of ownership control covenants. The Companies were in compliance with all covenants as of December 31, 1998.

  In January 1999, the revolving credit agreement was increased to $35,000,000 and expiration date extended to May 1, 2000.

                              INNOTRAC CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)



5. Commitments and Contingencies

 Operating Leases

  Innotrac leases office and warehouse space and equipment under various operating leases. The primary office and warehouse operating leases provide for escalating payments over the lease term. Innotrac recognizes rent expense on a straight-line basis over the lease term and accrues the differences each month between the amount expensed and the amount actually paid.

  Aggregate future minimum lease payments under noncancellable operating leases with original periods in excess of one year as of December 31, 1998 are as follows (in 000s):

   1999  ...................................................................    $1,433
   2000  ...................................................................       904
   2001  ...................................................................       903
   2002  ...................................................................       903
   2003  ...................................................................       924
   Thereafter  .............................................................     4,818
                                                                                ------
   Total minimum lease payments  ...........................................    $9,885
                                                                                ======

  Rent expense under all operating leases totaled approximately $1,231,000, $1,121,000 and $770,000 during the years ended December 31, 1998, 1997 and 1996, respectively.


 Marketing Support Agreement

  The Company has an agreement, which expires in September 2003, with a major telecommunications company to sell and rent certain telecommunications equipment to the customers of this company. The telecommunications company has agreed to provide billing, collection and referral services for the Companies. This agreement can be terminated (a) after March 15, 2000 by the telecommunications company without cause upon 120 days notice or (b) by the telecommunications company for cause upon 10 days notice; however, in the event of termination, the telecommunications company must continue to provide billing and collections services for existing customers for four years after the termination of the agreements.


 Legal Proceedings

  The Company is subject to legal proceedings and claims that arise in the ordinary course of business. There are no material pending legal proceedings to which the Company are a party.

                              INNOTRAC CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)


6. Income Taxes

  Details of the income tax (provision) benefit for the years ended December 31, 1998, 1997 and 1996 are as follows (in 000s):

                                     1998             1997             1996
                                    -------          ------           ------
  Current  .............            $(3,141)          $(460)           $(319)
  Deferred  ............               (602)            537              107
                                    -------           -----            -----
                                    $(3,743)          $  77            $(212)
                                    =======           =====            =====

  Deferred income taxes reflect the net effect of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Companies' deferred tax assets and liabilities as of December 31, 1998 and 1997 are as follows (in 000s):

                                                                                 1998           1997
                                                                                ------         ------
Noncurrent deferred tax (liabilities) assets:
     Property, plant, equipment basis differences  .....................        $ (114)          $  43
     Conversion from cash to accrual taxpayer method--long term  .......             0             (83)
     Other  ............................................................             8               0
                                                                                ------           -----
                                                                                  (106)            (40)
                                                                                ------           -----
  Current deferred tax assets (liabilities):
     Reserves for uncollectable accounts  ..............................         2,372             524
     Reserve for returns and equipment losses ..........................           526               0
     Conversion from cash to accrual taxpayer method--current  .........           (36)           (143)
     Other  ............................................................             4               5
                                                                                ------           -----
                                                                                 2,866             386
                                                                                ------           -----
  Net deferred tax asset  ..............................................        $2,760           $ 346
                                                                                ======           =====

  Innotrac converted from the cash basis to the accrual basis for income tax purposes effective August 1995, with the accumulated difference to be added back to taxable income over a four-year period.

  Effective with the Consolidation, the Company coverted all of its entities that were non-C-corporations status for income tax reporting purposes to C-corporation status and recorded a one-time benefit of approximately $3 million related to certain temporary differences at these entities.

  A reconciliation of the income tax (benefit) provision computed at statutory rates to the income tax provision for the years ended December 31, 1998, 1997 and 1996 is as follows:

                                                                                1998        1997        1996
                                                                             ----------   ---------   ---------
  Federal statutory rate  ...............................................         35.0%       34.0%       34.0%

  Increase (reduction) in taxes resulting from:
     State income taxes, net of federal benefit  ........................          6.0         1.4         3.6
     Income taxable directly to shareholders, partners and members
       (Note 2)  ........................................................        (13.3)      (37.9)      (31.8)
  Other  ................................................................          0.5         0.9         0.4
                                                                                 -----       -----       -----
                                                                                  28.2%      (1.6)%        6.2%
                                                                                 =====       =====       =====



                              INNOTRAC CORPORATION
                  NOTES TO CONSOLIDATED STATEMENTS-(Continued)


7. Redeemable Capital Stock

  In September 1993, the Company obtained $1,000,000 of financing from a related party in the form of subordinated debt, in two entities that were involved in the Consolidation. The subordinated debt required monthly payments of interest, with principal maturing at 36 months. The subordinated debt was repaid in full in September 1996. Additionally, the related party received callable common stock representing 10% of the common stock of these entities. The terms of the callable common stock provided each of these entities the option to call the common stock at predetermined amounts on or before September 30, 1998 beginning in September, 1996. If the Company did not call the common stock interests, the Company was obligated to issue the related party an additional 10% common stock interest to redeem the common stock. Due to the related party nature of the transaction, the Company accounted for the callable common stock as redeemable equity.

  The Company allocated the capital raised between "Subordinated Debt" and "Redeemable Capital Stock" on the accompanying balance sheets at the respective fair market values based on discounted cash flow analyses (approximately $500,000 each to "Subordinated Debt" and "Redeemable Capital Stock") and then accreted to their redemption values over 36 months using the effective interest rate method (an approximate 30% return on both the subordinated debt and the callable common stock). The portion of the accretion attributable to Subordinated Debt is reflected as interest expense in the accompanying statements of operations. For the equity portion, the Companies have accreted through the recording of dividends to the estimated redemption amounts at each balance sheet date and reflected such redemption amounts as "Redeemable Capital Stock" on the accompanying balance sheets. These dividends represent a 16% effective rate through September 1996 (the first trigger date as defined) and 10% thereafter. In conjunction with the Offering (see Note 1), the Company redeemed the shares of one entity in February 1998 for $390,000 and the shares of the other entity for $594,000 in December 1998.


8.  Shareholders' Equity

  Innotrac has authorized 50,000,000 shares of Common Stock, $0.10 par value, and 10,000,000 shares of Preferred Stock, $0.10 par value. On December 12, 1997, Innotrac effected a 70.58823 for- 1 stock split resulting in 1,080,000 shares outstanding. Additionally, in exchange for their previous ownership interests, 5,420,000 shares of $0.10 par value common stock were issued to the remaining entity owners pari-passu based on their relative value to the consolidated group except for the minority stockholder of one of the affiliated entities, whose ownership interests was repurchased as scheduled in the fourth quarter of 1998. After the Consolidation, there were an aggregate of 6,500,000 shares outstanding. As discussed in Note 1, on May 6, 1998 the Company completed an initial public offering of 2.5 million shares at a price of $12.00 per share for net proceeds of approximately $26,741,000. As of December 31, 1998, there were 9,000,000 shares of common stock outstanding.


9. Employee Retirement Plan

  Employees of Innotrac may participate in an employee retirement defined contribution plan. The plan covers all employees of the participating entities who have at least one year of service (six months if hired before January 1, 1997) and are 18 years of age or older. Participants may elect to defer up to 15% of compensation up to a maximum amount determined annually pursuant to IRS regulations. Innotrac has elected to provide matching employer contributions equal to 15% of contributions for less than five years of service, 25% of contributions for five to nine years of service, and 35% of contributions for over nine years of service. Total matching contributions made to the plan and charged to expense by Innotrac for the years ended December 31, 1998, 1997 and 1996 were not material.



                              INNOTRAC CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)


10. Stock Based Compensation

  In November 1997, the Company adopted a stock option plan (the "Stock Option Plan") to provide key employees, officers, directors, contractors, and consultants an opportunity to own Common Stock of the Company and to provide incentives for such persons to promote the financial success of the Company. Awards under the Stock Option Plan may be structured in a variety of ways, including as "incentive stock options" as defined in Section 422 of the Internal Revenue Code, as amended, non-qualified stock options, restricted stock awards, and stock appreciation rights ("SARs"). Incentive stock options may be granted only to full-time employees (including officers) of the Company and its subsidiaries. Non-qualified options, restricted stock awards, SARs, and other permitted forms of awards may be granted to any person employed by or performing services for the Company, including directors, contractors, and consultants. The Stock Option Plan provides for the issuance of options to purchase up to an aggregate of 800,000 shares of Common Stock.

  Incentive stock options are also subject to certain limitations prescribed by the Code, including the requirement that such options may not be granted to employees who own more than 10% of the combined voting power of all classes of voting stock of the Company, unless the option price is at least 110% of the fair market value of the Common Stock subject to the option. The Board of Directors of the Company (or a committee designated by the Board) otherwise generally has discretion to set the terms and conditions of options and other awards, including the term, exercise price, and vesting conditions, if any; to select the persons who receive such grants and awards, and to interpret and administer the Stock Option Plan.

  As of December 31, 1998, stock options to purchase an aggregate of 343,000 shares at $9.10 per share of Common Stock had been granted under the Stock Option Plan. 55,000 of these options vested immediately at the date of grant; the remaining options vest 50%, 25% and 25% at two, three and four years, respectively, after the grant date and expire 10 years from the grant date. At December 31, 1998, 323,475 options were outstanding with a weighted average contractual life of 8.9 years. 55,000 options were exercisable at December 31, 1998 at $9.10 per share.

  Additionally, the Company granted stock options to purchase an aggregate of 40,000 shares on the effective date of the Offering to four non-employee members of the Board of Directors at $12 (the intial public offering price) which vested immediately upon grant. 40,000 options were exercisable at December 31, 1998 at $12.00 per share.

  A summary of the status of the Company's Stock Option Plan and other options at December 31, 1998 is as follows (in thousands):

                                                     Shares            Weighted Average Price
                                                     ------            ----------------------


Outstanding at December 31, 1996                        0                $ 0.00
Granted                                               343                  9.10
Outstanding at December 31, 1997                      343                  9.10
Granted                                                40                 12.00
Forfeited                                             (20)                 9.10
                                                      ---
Outstanding at December 31, 1998                      363                  9.42
                                                      ---

     The remaining weighted average contractual life of the options outstanding at December 31, 1998 is 8.9 years and the weighted average price of the 95,000 exercisable options at December 31, 1998 is $10.32.



                              INNOTRAC CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)


     The total value of options granted during 1998 and 1997 was computed as approximately $3,013,000 and $2,172,000 which would be amortized on a pro forma basis over the vesting period of the options. Had compensation cost for stock options been determined under SFAS No. 123, the Company's net income and net income per share would have been the following pro forma amounts:

                                                           Year ended December 31,
                                                  ------------------------------------------
                                                         1998                   1997
                                                  -------------------   --------------------

Net income
     Pro forma                                           $8,186                 $3,003
     Pro forma adjusted for the                          $7,402                 $2,686
         Impact of SFAS 123

Diluted net income per share
     Pro forma                                           $ 1.00                 $ 0.46
     Pro forma adjusted for the                          $ 0.91                 $ 0.41
         Impact of SFAS 123


  The Company has elected to account for its option plans under APB 25; however, the Company has computed for pro forma disclosure purposes the value of all options granted using the Black-Scholes option-pricing model as prescribed by SFAS 123 using the following weighted average assumptions:

                                                  1998           1997
      Risk-free interest rate  ........          5.17%          5.17%
      Expected dividend yield  ........             0%             0%
      Expected lives  .................     2.7 Years      2.7 Years
      Expected volatility  ............          86.0%         106.0%