Form 10-K405, Exhibit 13
period 1999-12-31
INNOTRAC CORP
filed 2000-03-30
CIK 1051114

                                                                   EXHIBIT 13.1

                             SELECTED FINANCIAL DATA

     The following table sets forth selected financial data for the Company. The selected historical statements of operations data for each of the years ended December 31, 1999, 1998, 1997 and 1996 and the selected historical balance sheet data for the periods then ended have been derived from the Consolidated Financial Statements that have been audited by Arthur Andersen LLP, independent public accountants.


                                                   1999       1998       1997        1996       1995
                                                 ---------  ---------  ---------   ---------  ---------
                                                       (IN 000'S, EXCEPT PER SHARE AMOUNTS)
           RESULTS FOR YEAR:

           Revenues, net........................ $ 227,011  $ 139,673    $87,978    $ 71,297   $ 44,886
           Cost of revenues (1).................   195,230    108,785     67,986      55,519     30,658
                                                 ---------  ---------   --------    --------   --------
           Gross profit.........................    31,781     30,888     19,992      15,778     14,228
                                                 ---------  ---------   --------    --------   --------
           Operating expenses:
             Selling, general and administrative
               Expenses.........................    12,495     15,642     12,572      10,391      6,510
                                                 ---------  ---------   --------    --------   --------
             Depreciation and
               Amortization (1).................     1,711        943        631         429        293
                                                 ---------  ---------   --------    --------   --------
             Total operating expenses...........    14,206     16,585     13,203      10,820      6,803
                                                 ---------  ---------   --------    --------   --------
           Operating income.....................    17,575     14,303      6,789       4,958      7,425
                                                 ---------  ---------   --------    --------   --------
           Other (income) expense:
             Interest expense, net..............     1,370        956      1,788       1,457      1,090
             Other..............................       (19)        35        118          94        (73)
                                                 ---------  ---------   --------    --------   --------
             Total other expense................     1,351        991      1,906       1,551      1,017
                                                 ---------  ---------   --------    --------   --------
           Income before income
             Taxes..............................    16,224     13,312      4,883       3,407      6,408
           Income tax (provision) benefit.......    (6,389)    (3,743)        77        (212)      (793)
                                                 ---------  ---------   --------    --------   --------
           Net income...........................     9,835      9,569      4,960       3,195      5,615
                                                 =========  =========   ========    ========   ========
           Pro forma net ncome..................     9,835      8,186      3,003       2,095      3,941
                                                 =========  =========   ========    ========   ========
           Pro forma net income per share-basic.      0.99       1.01       0.46        0.32       0.61
           Pro forma net income per
           share-diluted........................      0.98       1.00       0.46        0.32       0.61

           YEAR-END FINANCIAL POSITION:

           Current assets.......................  $ 94,810   $ 66,416   $ 24,330    $ 37,845   $ 21,156
           Current liabilities..................    24,930     39,563     22,809      38,887     21,772
           Property and equipment, net..........     8,922      7,463      7,609      10,939      9,099
           Total assets.........................   104,218     73,992     32,497      49,037     30,414
           Long-term obligations................        75        135      3,944       4,779      4,729
           Total liabilities....................    25,005     39,698     26,753      43,666     26,501
           Shareholders' equity.................    79,213     34,294      4,827       4,540      3,195
           COMMON STOCK INFORMATION:
           Average number of common shares
           Outstanding..........................     9,911      8,096      6,500       6,500      6,500
           Common stock price per share:
                High                                26 3/4     24 3/8        N/A         N/A        N/A
                Low                                     10      5 3/4        N/A         N/A        N/A
                Year-end                            13 3/4     18 1/8        N/A         N/A        N/A
           Book value per common share                7.99       4.24       0.74        0.70       0.49
           OTHER DATA:
           Capital expenditures.................   $ 5,328    $ 5,739   $  6,937     $ 7,972    $ 6,568

(1) Cost of revenue includes $1,703, $2,900, $3,711, $3,005 and $1,750 for the years ended December 31, 1999, 1998, 1997, 1996 and 1995, respectively, related to depreciation on rental equipment.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following discussion may contain certain forward-looking statements that are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ include, but are not limited to, those factors discussed in more detail under "Business" in the Company's Annual Report on Form 10-K.

OVERVIEW

         Innotrac provides customized, technology-based marketing support and distribution services to large corporations that outsource these functions. Since 1994, we have focused on the telecommunications industry because of its high growth characteristics and increasing marketing needs. We provide marketing support services and distribution of Caller ID units, Caller ID telephones and other telecommunications products to BellSouth, Pacific Bell, Southwestern Bell, Ameritech Services, Inc., Bell Atlantic and US West and their customers. Pacific Bell, Southwestern Bell and Ameritech Services, Inc. are all subsidiaries of SBC Communications. Recently, we began distributing Digital Subscriber Line Modems
(DSL) for BellSouth.Net and other internet service providers (ISPs).

         In 1991, we initiated a fulfillment program to sell or rent Caller ID stand-alone devices to BellSouth customers. Customers paid us for these products by check or credit card. In 1993, we began billing the charges on BellSouth customers' telephone bills in interest-free installments. As part of that program, we acquired Caller ID and other telecommunications equipment from third party manufacturers, while assuming collections risk on customer payments. In November 1998, we entered into a new contract with BellSouth pursuant to which we continue to provide Caller ID hardware and other equipment, including corded and cordless telephones with built-in Caller ID, to BellSouth customers. We now bill BellSouth, rather than BellSouth customers, for these products.

         Upon receipt of an order, we ship the product, track inventory levels and sales and marketing data and maintain call center operations to handle customer service and technical support. From time to time, rather than acquiring units and selling or leasing them to BellSouth customers, we distribute, for a fee, Caller ID hardware that BellSouth or other clients have purchased from various third-party manufacturers.

         Under our programs with US West, Southwestern Bell and Pacific Bell and the ISPs, like our current contract with BellSouth, we bill the respective telecommunications clients directly for the telecommunications units that are sold to their end users. The clients are then responsible for billing and collecting from their customers. As a result of this change in our payment model, unit prices and our gross margin are lower than historical levels (See "Results of Operations" "Revenue" and "Gross Profit" below). We generally experience lower bad debt expenses, which are included in selling, general and administrative expenses, because telecommunications clients, rather than their end user customers, pay us for the equipment. These lower expenses substantially offset the decline in gross margin. The change in our payment model has had little effect on our operating margin to date.

         We have experienced significant growth in revenue in recent years. This growth stems primarily from growth in Caller ID market penetration and Innotrac's consultative selling with respect to product-based marketing support services. According to industry sources, market penetration of Caller ID services in the United States as of December 31, 1999 was approximately 36.4% and is expected to reach approximately 75% by 2007. BellSouth indicates that as of December 31, 1999 its Caller ID penetration was 43.1%. If BellSouth's Caller ID penetration fails to increase, our net revenues could be adversely affected. We believe that opportunities exist in the market areas served by Pacific Bell, where market penetration for Caller ID lags behind the national average because regulatory issues delayed the release of Caller ID.

However, these opportunities may be delayed, as was a marketing program in the fourth quarter of 1999, which resulted in an increase in our inventory. Caller ID equipment sales may eventually level off as the Caller ID market matures. We believe that by distributing other telecommunications products such as DSL modems for existing customers, growing our telecommunications company client base and expanding customer distribution channels through e-commerce, we will be able to offset any eventual maturity and lower penetration levels in our Caller ID business. However there is no guarantee that the gross margins associated with the expansion into these markets will be at historical levels.

         The following table sets forth the percentage of total net revenues derived from services provided to each of the following clients for the years ended December 31, 1999, 1998 and 1997.

                                               YEAR ENDED DECEMBER 31,
                                          ---------------------------------
                                             1999        1998        1997
                                          ---------------------------------
BellSouth.....................                39%         59%         85%
Pacific Bell..................                31          25           8
Southwestern Bell.............                20          11          --
US West.......................                 3           2           2
Bell Atlantic.................                 3          --          --
Ameritech.....................                 1          --          --
                                          ---------- ----------- ----------
         Total................                97%         97%         95%
                                          ========== =========== ==========

         The decline in revenues from BellSouth customers as a percentage of total revenues for the years ended December 31, 1999 and 1998 results from the diversification of our client base, increased revenue from Pacific Bell and Southwestern Bell and the impact of the new pricing model with BellSouth. BellSouth revenue dollars increased 8% and 10% for the years ended December 31, 1999 and 1998, respectively. In connection with previously disclosed issues at BellSouth, our sales of Caller ID equipment for BellSouth slowed in the fourth quarter to 22% below fourth quarter 1998 equipment sales. This decrease was partially offset by sales of DSL modems. The Company believes that continued issues at BellSouth will result in a decrease in sales of Caller ID equipment that the Company undertakes for BellSouth during 2000. The Company cannot estimate the impact of any such decrease in promotional programs on its net revenues.

         Revenues are recognized on the accrual basis as services are provided to customers or as units are shipped (including installment sales). Revenues are reduced for estimated product returns and allowances, which are based on our historical experience.

The largest component of our expenses is our cost of revenues, which includes:

     -      the product costs of telecommunications equipment,
     -      depreciation on Caller ID rental equipment,
     - the costs of labor associated with marketing support services for a particular client,
     -      telecommunications services costs (including call center support),
     -      information technology support,
     -      materials and freight charges and
     -      directly allocable facilities costs.

Most of these costs are variable in nature.

         A second component of our expenses includes selling, general and administrative, or SG&A, expenses. This expense item is comprised of (1) financial, human resources, administrative and marketing functions that are not allocable to specific client services and (2) bad debt expense. Bad debt expense represents a provision for installments and rentals that will be deemed uncollectible based on Innotrac's historical experience, as well as billing adjustments from telecommunications providers. SG&A expenses tend to be fixed in nature, with the exception of bad debt expense, which is related to revenues.

RESULTS OF OPERATIONS

     The following table sets forth summary operating data, expressed as a percentage of revenues, for the years ended December 31, 1999, 1998 and 1997. Operating results for any period are not necessarily indicative of results for any future period.

     The financial information provided below has been rounded in order to simplify its presentation. However, the percentages below are calculated using the detailed information contained in the financial statements and notes thereto.



                                                                         YEARS ENDED
                                                                         DECEMBER 31,
                                                                         ------------
                                                              1999          1998          1997
                                                              ----          ----          ----
         Revenues, net...................................     100.0%        100.0%        100.0%
         Cost of revenues................................      86.0          77.9          77.3
         Gross profit....................................      14.0          22.1          22.7
         Selling, general and administrative expenses....       5.5          11.2          14.3
         Operating income................................       7.7          10.2           7.7
         Interest expense................................       0.6           0.7           2.0
         Income before income taxes......................       7.1%          9.5%          5.6%


YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

         REVENUES. Net revenues increased 62.5% to $227.0 million for the year ended December 31, 1999 from $139.7 million for the year ended December 31,1998. The increase in revenue was due primarily to increased Caller ID volume. Total Caller ID units sold and fulfilled during the year ended December 31, 1999 increased 95.7% to 5.6 million units from 2.9 million units for the year ended December 31, 1998. The percentage of units sold was 61.3% versus 62.4% for the year ended December 31, 1999 and 1998, respectively. The percentage of units fulfilled for promotional giveaway programs for which we are paid a fee was 38.7% versus 37.6% for the same period in 1998. This increase in units fulfilled was due to an increase in promotional sales programs by certain clients. The increase in unit volume was partially offset by a decrease in the average per unit price of Caller ID units due to the impact of the new pricing model where we have reduced our unit prices to reflect the lower credit risk as described above in the "Overview." In connection with previously disclosed issues at BellSouth, our sales of Caller ID equipment for BellSouth slowed in the fourth quarter to 22% below fourth quarter 1998 equipment sales. This decrease was partially offset by sales of DSL modems. The Company believes that continued issues at BellSouth will result in a decrease in sales of Caller ID equipment that the Company undertakes for BellSouth during 2000. The Company cannot estimate the impact of any such decrease in promotional programs on its net revenues. The Company's reserve for returns and allowances decreased from $11.1 million (7.9% of net revenues) for the year ended December 31, 1998 to $8.5 million (3.7% of net revenues) for the year ended December 31, 1999.

         COST OF REVENUES. Cost of revenues increased 79.5% to $195.2 million for the year ended December 31, 1999 compared to $108.8 million for the year ended December 31, 1998. Cost of revenues increased primarily due to an increase in cost of equipment associated with the increase in units we sold and the impact of the new call center in Pueblo, Colorado that became operational during the third quarter of 1999.

         GROSS PROFIT. Gross profit for the year ended December 31, 1999 increased 2.9% to $31.8 million or 14.0% of revenues as compared to $30.9 million or 22.1% of revenues for the year ended December 31,

1998. The increase in gross profit was due primarily to the increase in revenue. Gross margins declined for several reasons. First, for strategic reasons, in the first quarter the Company conducted a promotional program that resulted in $11.0 million in revenues and $11.0 million in cost of sales. The Company chose to conduct the program in order to strengthen its relationship with the client. In addition, gross margins were impacted by the increased percentage of business derived from Southwestern Bell, Pacific Bell and BellSouth where the Company does not assume the bad debt risk, as described under "-Overview." Therefore it is able to charge lower unit prices and as a result, experiences lower gross margins. This decline is offset by lower bad debt expense, which is included in selling, general and administrative expenses. During the three months ended September 30, 1999, the Company opened a new call center in Pueblo, Colorado. The impact of the new call center was an increase in revenues and cost of revenues of $1.0 million dollars. The $1.0 million dollars in cost of revenues included start up costs of the new facility.

         SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. SG&A expenses for the year ended December 31, 1999 were $12.5 million or 5.5% of revenues compared to $15.6 million or 11.2% of revenues for the year ended December 31, 1998. The Company's bad debt expense was $3.3 million (1.5% of net revenues) for the year ended December 31, 1999 as compared to $8.2 million (5.9% of net revenues) for the year ended December 31, 1998. The decrease in bad debt expense as a percentage of revenue is due primarily to the increased percentage of business derived from Southwestern Bell, Pacific Bell and BellSouth, which generally pay the Company directly for telecommunications equipment sold to end-users. The increase in other selling, general and administrative expenses is due to increased sales and marketing efforts and increased administrative costs to support the Company's growth.

         INCOME TAXES. Our effective tax rates for the years ended December 31, 1999 and 1998 were 39.4% and 28.1%, respectively. The effective tax rates are lower than statutory rates for the year ended December 31, 1998 due to the amount of income attributable to the pass-through entities involved in the combination of Innotrac and related pass-through entites at the same time as consummation of our initial public offering in May 1998. We expect our effective tax rate in future periods to approximate the level for the year ended December 31, 1999.


YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

     REVENUES. Our net revenues increased 58.8% to $139.7 million for the year ended December 31, 1998 from $88.8 million for the year ended December 31, 1997. The increase in revenues during 1998 was primarily due to a 61.3% increase in Caller ID units sold in 1998. During 1988, we distributed 2.9 million units as it increased its percentage of units sold (as opposed to distributed for a fee) to 62.3% of total unit volume. During 1997, we distributed 1.8 million units or 56.9% of total unit volume. The 1998 increase was offset by a decrease in average per unit prices of Caller ID units. Our reserve for returns and allowances increased from $6.3 million (7.2% of net revenues) for the year ended December 31, 1997 to $11.1 million (7.9% of net revenues) for the year ended December 31, 1998.

         COST OF REVENUES. Our cost of revenues increased 60.0% to $108.8 million for the year ended December 31, 1998 compared to $68.0 million for the year ended December 31, 1997. This was primarily due to an increase in cost of equipment associated with the increase in units we sold as described above offset by a $1.3 million decrease from 1997 in rental equipment losses to $3.2 million and a $1.6 million write-down on Caller ID equipment in the year ended December 31, 1997. The writedown resulted from obsolesence issues related to the regulatory-delayed start-up of the Pacific Bell program because of California regulatory issues.

     GROSS PROFIT. For the year ended December 31, 1998, our gross profit increased 54.5% to $30.9 million or 22.1% of revenues as compared to $20.0 million or 22.7% of revenues for the year ended December 31, 1997. The increase in gross profit was primarily due to the increase in revenues. The decrease in gross margin was due primarily to the increasing percentage of business derived from Southwestern Bell and Pacific Bell clients for which Innotrac does not assume the bad debt risk, as described above. We are therefore able to charge lower unit prices to Southwestern Bell and Pacific Bell.

As a result, the Company experiences lower gross margins. This is offset by lower bad debt expenses. This was subsaantially offset by lower bad debt expenses. During the fourth quarter of 1998, BellSouth sales were switched over to a similar program.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. SG&A expenses for the year ended December 31, 1998 were $15.6 million or 11.2% of revenues compared to $12.6 million or 14.3% of revenues for the year ended December 31, 1997. Our bad debt expense, most of which was associated with sales of Caller ID and other telecommunications equipment to BellSouth and Pacific Bell customers, was $8.2 million (5.9% of net revenue) for the year ended December 31, 1998 as compared to $7.8 million (8.8% of net revenue) for the year ended December 31, 1997. The decrease in bad debt expense as a percentage of revenue was primarily due to the new direct client billing model ion which the client assumes the bad debt risk in exchange for a lower sales price. Other SG&A expenses increased over prior year due to increased sales and marketing efforts, increased insurance and benefits expenses and administrative costs to support the Company's growth.

     INTEREST EXPENSE. Interest expense decreased from $1.8 million for the year ended December 31, 1997 to $1.0 million for the year ended December 31, 1998. The decrease is primarily due to repayment of a note payable from a bank and subordinated note payable to a shareholder from the proceeds received from the May 1998 initial public offering and lower bank borrowings under the Company's line of credit from the previous year ended.

     INCOME TAXES. Our effective tax rates for the years ended December 31, 1998 and 1997 were 28.1% and (1.6)%, respectively. The change from 1997 to 1998 was primarily the result of a lower level of income attributable to the pass-through entities involved in the Consolidation prior to the consolidation.


LIQUIDITY AND CAPITAL RESOURCES

     We fund our operations and capital expenditures primarily through cash flow from operations, borrowings from banks, and, from time to time, offerings of equity and debt. We had cash and cash equivalents of approximately $0.9 million and $3.4 million at December 31, 1999 and 1998, respectively. We maintain a $40.0 million revolving line of credit with a bank, maturing in June 2002, which was increased from $35.0 million in April 1999. Borrowings under the line of credit bear interest at our option at the bank's base rate, as adjusted from time to time, or LIBOR, subject to adjustment in certain circumstances at the lender's option, plus up to 200 basis points. At December 31, 1999, the interest rate on the line of credit was 7.10%, and the weighted average interest rate for the year ended December 31, 1999 was 6.26%. In May 1998, the Company repaid a term loan with a bank that would have matured in July 1999 and bore interest at 8.95% per annum, along with a subordinated note payable to a shareholder, which would have matured in April 1999 and bore interest as a particular bank's prime rate at adjusted from time to time, plus 8.0% per annum. At December 31, 1999, $7.0 million was outstanding under the line of credit. During 1999 we entered into various leases for a new call center and distribution facility. As a result of these leases, rental expense increased approximately $0.2 million in 1999 and will increase $1.0 million a year through 2004.

     During the years ended December 31, 1999 and 1998, the Company used $23.4 million and $9.1 million, respectively, in cash flow from operating activities, compared to the generation of $18.9 million in cash flow from operating activities in the year ended December 31, 1997. The decrease in cash flow from operating activities in 1999 was due to higher working capital requirements resulting from increases in accounts receivable (principally receivables from Pacific Bell, Southwestern Bell and BellSouth) due to the increased sales volume and similar increases in inventory, offset by increased payables during the year ended December 31, 1999 compared with the same period in 1998. The decrease in cash flow from operating activities in 1998 was due to higher working capital requirements resulting from increases in accounts receivable (principally installment receivables and receivables from Pacific Bell and Southwestern Bell) and inventory due to increased sales volume during the year ended December 31, 1998 compared with the same period in 1997.

      During the years ended December 31, 1999, 1998 and 1997, net cash used in investing activities was $5.3 million, $5.7 million and $6.9 million, respectively. This decrease in 1999 was primarily due to a decrease in the number of purchases of Caller ID units for rent offset by purchases of new furniture and equipment for the our call center and distribution facility. The decrease in 1998 was primarily due to a decrease in the number of purchases of Caller ID units for rent, partially offest by expenditures associated with the Company's software upgrade and new furniture and equipment for the new corporate facility and expansion of its call center to service new clients.

      During years ended December 31, 1999 and 1998, the net cash provided by financing activities was $26.2 million and $17.7 million, respectively, compared to $13.4 million used in financing activities for the year ended December 31,1997. We received net proceeds of $34.9 million in a public offering of 2.2 million shares of common stock completed July 30, 1999. We used the proceeds to reduce our borrowings under our line of credit with a bank. Subsequent to the July 1999 offering, we made periodic borrowings under our line of credit to fund short-term working capital needs, resulting in a net decrease in borrowings on the line of credit of $8.7 million for the year ended December 31, 1999. During the year ended December 31, 1998, we received $26.7 million in the initial public offering completed on May 11, 1998, net of fees associated with the initial public offering. We used a portion of the proceeds to repay $4.6 million of long-term debt, $7.5 million in distributions of undistributed earnings to shareholders of affiliated flow through entitities that were merged into the Company in conjunction with the initial public offering, and reduced our borrowings under our line of credit by $13.8 million. Subsequent to the intital public offering, we made periodic borrowings against the line of credit to fund short-term working capital needs, resulting in a net increase in borrowings on the line of credit of $7.2 millions for the year ended December 31, 1998.

      We estimate that our cash and financing needs through 2000 will be met by cash flows from operations and our line of credit facility. However, any increase in the Company's growth rate, shortfalls in anticipated revenues, increases in anticipated expenses, or significant acquisitions could have a material adverse effect on the Company's liquidity and capital resources. Any of these might require the Company to raise additional capital from public or private equity or debt sources in order to finance operating losses, anticipated growth and contemplated capital expenditures. If such sources of financing are insufficient or unavailable, the Company will be required to modify its growth and operating plans in accordance with the extent of available funding. The Company may need to raise additional funds in order to take advantage of unanticipated opportunities. These opportunities could include acquisitions of complementary businesses or the development of new products, or otherwise respond to unanticipated competitive pressures. There can be no assurance that the Company will be able to raise any such capital on terms acceptable to the Company or at all.

YEAR 2000 COMPLIANCE

      The efficient operation of our business is dependent in part on our computer software programs and operating systems. These programs and systems are used in inventory management, pricing, sales, shipping and financial reporting, as well as in various administrative functions. Management believes that our information technology, or IT, systems, and other non-IT systems are either Year 2000 compliant or substantially compliant. The cost of the upgrades was approximately $120,000 through January 2000. We do not anticipate additional material expenditures for Year 2000 compliance issues.

      Our Year 2000 compliance efforts for both IT and non-IT systems included three major phases: (1) inventory all systems, assess whether there are any Year 2000 issues and develop a compliance plan for all systems; (2) remediate any Year 2000 problems and (3) test systems subsequent to remediation. The chart below shows the estimated completion status of each of these phases expressed as a percentage of completion as of December 31, 1999:

                 PHASE:                                       I             II           III
                 ------                                       -             --           ---



                 IT Systems.............................     100%          100%          100%
                 Non-IT Systems.........................     100%          100%          100%


       While we did not experience any Year 2000 issues during the month of January 2000, we intend to continue to test for any potential unidentified Year 2000 issues of which we may not be currently aware.

      We obtained documentation from our suppliers, clients, financial institutions and others as to the status of their Year 2000 compliance programs and the possibility of any interface difficulties relating to Year 2000 compliance that may affect us. We have obtained documentation from most of the entities we have contacted and , to date, no significant concerns have been identified. However, there is a risk that Year 2000-related operating problems or expenses will arise with our computer systems and software or in connection with our interface with the computer systems and software of our suppliers, clients, financial institutions and others. Because these third-party systems or software may not be Year 2000 compliant, we developed contingency plans to address Year 2000 failures of these entities with which we interface. Our contingency plans included the ability to address the following issues: (1) the inability to receive customer order information electronically from our major clients and (2) the inability of one or more of the manufacturers of the Caller ID products we sell to produce products due to that company's Year 2000 failure. As of March 7, 2000, no material issues were identified.


QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS

         We believe our exposure to market risks is immaterial. We hold no market risk sensitive instruments for trading purposes. At present, we do not employ any derivative financial instruments, other financial instruments or derivative commodity instruments to hedge any market risks and we do not currently plan to employ them in the future. To the extent that we have borrowings outstanding under our credit facility, we have market risk relating to the amounts of our borrowings because interest rates under the credit facility are variable. Our exposure is immaterial due to the short-term nature of these borrowings.


RECENT ACCOUNTING PRONOUNCEMENTS

      The Financial Accounting Standards Board ("FASB") has issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, which must be adopted by the year 2000. In June 1999, the FASB issued Statement No. 137, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES DEFERRAL OF THE EFFECTIVE DATE OF FASB STATEMENT NO. 133, which amends Statement 133 to be effective for all fiscal quarters of all fiscal years beginning after June 15, 2000 (that is, January 1, 2001 for companies with calendar-year fiscal year). This statement establishes accounting and reporting standards for derivative instruments--including certain derivative instruments embedded in other contracts--and for hedging activities. Adoption of this statement is not expected to have a material impact on our financial statements.

                        INDEX TO THE FINANCIAL STATEMENTS
                             OF INNOTRAC CORPORATION

Consolidated Financial Statements

Report of Independent Public Accountants...................................................................
Consolidated Balance Sheets as of December 31, 1999 and 1998...............................................
Consolidated Statements of Operations for the Years Ended December 31, 1999, 1998 and 1997.................

Consolidated Statements of Partners', Members' and Shareholders' Equity for the Years Ended
   December 31, 1999, 1998 and 1997........................................................................
Consolidated Statements of Cash Flows for the Years Ended December 31, 1999, 1998 and 1997.................

Notes to Consolidated Financial Statements.................................................................

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To  Innotrac Corporation:

     We have audited the accompanying consolidated balance sheets of INNOTRAC CORPORATION (a Georgia corporation) as of December 31, 1999 and 1998 and the related combined statements of operations, partners', members' and shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These combined financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Innotrac Corporation as of December 31, 1999 and 1998 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with auditing standards generally accepted in the United States.


Arthur Andersen LLP

Atlanta, Georgia
January 27, 2000

                              INNOTRAC CORPORATION,
                           CONSOLIDATED BALANCE SHEETS
                                   (IN 000'S)


                                                                                       DECEMBER 31,
                                                                                       ------------
                                       ASSETS                                       1999            1998
                                       ------                                       ----            ----
                Current assets:

                  Cash and cash equivalents...................                    $    894        $  3,379
                  Accounts receivable, net (Note 3)...........                      52,431          44,354
                  Inventories.................................                      39,503          14,381
                  Deferred tax assets (Note 6)................                         583           2,866
                  Prepaid expenses and other current assets...                       1,399           1,436
                                                                                  --------        --------
                    Total current assets......................                      94,810          66,416
                                                                                  --------        --------
                Property and equipment:
                  Rental equipment............................                       4,986           6,891
                  Computer, machinery and transportation
                    equipment.................................                       8,711           4,949
                  Furniture, fixtures and leasehold
                    improvements..............................                       2,830           1,390
                                                                                  --------        --------
                                                                                    16,527          13,230
                  Less accumulated depreciation and
                    amortization..............................                      (7,605)         (5,767)
                                                                                  --------        --------
                                                                                     8,922           7,463
                                                                                  --------        --------
                Other assets, net (Note 6)....................                         486             113
                                                                                  --------        --------
                    Total assets..............................                    $104,218        $ 73,992
                                                                                  ========        ========



                                                                                         DECEMBER 31,
                                                                                    --------------------
                                                                                    1999            1998
                                                                                    ----            ----
                        LIABILITIES AND AND SHAREHOLDERS' EQUITY
                        ----------------------------------------
                Current liabilities:
                  Current portion of long-term debt (Note 4).............        $   8            $     68
                  Line of credit (Note 4)................................           7,008           15,736
                  Accounts payable.......................................          10,530            9,387
                  Distributions payable (Note 2).........................               0               70
                  Accrued expenses.......................................           7,384           14,302
                                                                                 --------         --------
                    Total current liabilities............................          24,930           39,563
                                                                                 --------         --------
                Total noncurrent liabilities (Note 4 and 6)..............              75              135
                                                                                 --------         --------
                    Total liabilities....................................          25,005           39,698
                                                                                 --------         --------
                Commitments and contingencies (Note 5)...................

                Shareholders' equity (Note 8):
                  Common stock...........................................           1,121              900
                  Additional paid-in capital.............................          59,701           24,838
                  Retained earnings......................................          18,391            8,556
                                                                                 --------         --------
                    Total shareholders' equity...........................          79,213           34,294
                                                                                 --------         --------
                    Total liabilities and shareholders' equity...........        $104,218         $ 73,992
                                                                                 ========         ========

                The accompanying notes are an integral part of these
                            consolidated balance sheets.

                              INNOTRAC CORPORATION
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                        (IN 000'S EXCEPT PER SHARE DATA)

                                                                  YEAR ENDED DECEMBER 31,
                                                            -------------------------------------
                                                              1999           1998           1997
                                                            --------        -------        ------
              Revenues, net..............................   $227,011       $139,673       $87,978
              Cost of revenues...........................    195,230        108,785        67,986
                                                            --------       --------       -------
                        Gross profit.....................     31,781         30,888        19,992
                                                            --------       --------       -------
              Operating expenses:
                   Selling, general and administrative
                      expenses...........................     12,495         15,642        12,572
                   Depreciation and amortization.........      1,711            943           631
                                                            --------       --------       -------
                        Total operating
                           Expenses......................     14,206         16,585        13,203
                                                            --------       --------       -------
              Operating income...........................     17,575         14,303         6,789
                                                            --------       --------       -------
              Other (income) expense:
                   Interest expense, net.................      1,370            956         1,788
                   Other ................................        (19)            35           118
                                                            --------       --------       -------
                        Total other
                           Expense.......................      1,351            991         1,906
                                                            --------       --------       -------
              Income before income
                 taxes...................................     16,224         13,312         4,883
              Income tax (provision) benefit.............     (6,389)        (3,743)           77
                                                            --------       --------       -------
                        Net income.......................   $  9,835       $  9,569       $ 4,960
                                                            ========       ========       =======

              Unaudited Pro Forma Data:
                 Income tax provision....................   $ (6,389)      $ (5,126)      $(1,880)
                                                            ========       ========       =======
                 Pro forma net income....................   $  9,835       $  8,186       $ 3,003
                                                            ========       ========       =======
                  Pro forma net income per share-basic...   $   0.99       $   1.01       $  0.46
                                                            ========       ========       =======
                 Pro forma net income per share-diluted..   $   0.98       $   1.00       $  0.46
                                                            ========       ========       =======

 The accompanying notes are an integral part of these consolidated statements.

                              INNOTRAC CORPORATION
     CONSOLIDATED STATEMENTS OF PARTNERS', MEMBERS' AND SHAREHOLDERS' EQUITY
                                   (IN 000'S)



                                           PARTNERS'      MEMBERS'    COMMON    PAID-IN    RETAINED
                                           CAPITAL        DEFICIT      STOCK    CAPITAL    EARNINGS     TOTAL
                                            -------       -------     ------    -------    --------     -------
BALANCE, DECEMBER 31, 1996.............       1,902          (272)         5         14       2,891       4,540

Net income (loss)......................       3,541          (233)         0          0       1,652       4,960
Distributions to shareholders,
   Members and partners................      (3,684)           15          0          0        (917)     (4,586)
Accreted dividends on redeemable
   Capital stock.......................           0             0          0          0         (87)        (87)
                                            -------       -------     ------    -------     -------     -------
BALANCE, DECEMBER 31, 1997.............       1,759          (490)         5         14       3,539       4,827
Distributions to shareholders,
     Members and partners..............      (4,836)         (209)         0          0      (4,747)     (9,792)
Merger of companies....................        (461)          288        645     (1,667)      1,195           0
Record deferred taxes associated with
     merger............................           0             0          0          0       3,016       3,016
Proceeds from sale of common stock,
      net..............................           0             0        250     26,491           0      26,741
Net income (loss)......................       3,538           411          0          0       5,620       9,569
Accreted dividends on redeemable
   Capital stock.......................           0             0          0          0         (67)        (67)
                                            -------       -------     ------    -------     -------     -------
BALANCE, DECEMBER 31, 1998.............     $     0       $     0     $  900    $24,838     $ 8,556     $34,294
Proceeds from sale of common stock,
     net...............................           0             0        220     34,694           0      34,914
Proceeds from stockholder's options
     and grants........................           0             0          1        169           0         170
Net income (loss)......................           0             0          0          0       9,835       9,835
                                            -------       -------     ------    -------     -------     -------
BALANCE, DECEMBER 31, 1999.............     $     0       $     0     $1,121    $59,701     $18,391     $79,213
                                            =======       =======     ======    =======     =======     =======

 The accompanying notes are an integral part of these consolidated statements.

                              INNOTRAC CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (IN 000'S)

                                                                      YEAR ENDED DECEMBER 31,
                                                                      ------------------------
                                                                   1999        1998          1997
                                                                   ----        ----          ----
              Cash flows from operating activities:
                Net income...................................     $ 9,835      $ 9,569      $ 4,960
                Adjustments to reconcile net income to net
                  cash provided by operating activities:
                  Depreciation and amortization..............       1,711          943          631
                  Depreciation--rental equipment.............       1,703        2,900        3,711
                  Loss on disposal of rental equipment.......         502        2,158        4,479
                  Deferred income taxes......................       1,824          602         (537)
                  (Increase) decrease in accounts receivable.      (8,077)     (24,273)       5,379
                  (Increase) decrease in inventories.........     (25,122)     (11,445)       7,085
                  Increase in prepaid expenses and other
                    assets...................................         (30)        (734)        (485)
                  Increase (decrease) in accounts payable....       1,143        4,621       (8,960)
                  (Decrease) increase in accrued expenses....      (6,867)       6,571        1,881
                                                                 --------      -------      -------
                    Net cash (used in) provided by operating
                      Activities.............................     (23,378)      (9,088)      18,882
                                                                 --------      -------      -------
              Cash flows from investing activities:
                Accrued equipment purchases..................           0            0       (1,595)
                Purchases of property and equipment..........      (5,328)      (5,739)      (5,342)
                                                                 --------      -------      -------
                    Net cash used in investing activities....      (5,328)      (5,739)      (6,937)
                                                                 --------      -------      -------
              Cash flows from financing activities:
                Net (repayments) borrowings under lines of
                  credit.....................................      (8,728)       7,191       (8,685)
                Repayment of long-term debt..................         (65)      (1,067)        (702)
                Repayment of subordinated debt...............           0       (3,500)           0
                Loan commitment fees.........................           0            0         (125)
                  Proceeds from public offerings, net........      34,914       26,741            0
                  Proceeds from stock options and grants
                    exercised................................         170            0            0
                Redemption of redeemable capital stock.......           0         (984)           0
                Distributions to shareholders, members and
                  Partners...................................         (70)     (10,729)      (3,884)
                                                                 --------      -------      -------
                    Net cash provided by (used in) financing
                      Activities.............................      26,221       17,652      (13,396)
                                                                 --------      -------      -------
              Net (decrease) increase in cash and cash             (2,485)       2,825       (1,451)
              equivalents....................................
              Cash and cash equivalents, beginning of period.       3,379          554        2,005
                                                                 --------      -------      -------
              Cash and cash equivalents, end of period.......    $    894      $ 3,379      $   554
                                                                 ========      =======      =======
              Supplemental cash flow disclosures:
                Cash paid for interest.......................    $  1,386      $ 1,006      $ 1,788
                                                                 ========      =======      =======
                Cash paid for income taxes, net of refunds
                  Received...................................    $  7,364      $ 1,493      $    86
                                                                 ========      =======      =======
              Non cash transactions:
                Accreted dividends on Redeemable Capital
                  Stock......................................    $      0      $    67      $    87
                                                                 ========      =======      =======


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

     Certain prior year amounts have been reclassified to conform with the current financial statement presentation.

                              INNOTRAC CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)


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

     FASB Statement No. 128, Earnings per Share, simplifies the methodology for computing both basic and diluted earnings per share. The only difference in the two methods for computing per share amounts is attributable to outstanding options under the Stock Option Plan. The effect of the stock options was determined using the treasury stock method. Net income as reported was not affected. Shares used to compute diluted earnings per share are as follows:


                                Average Common Stock Share
                 (In 000's)                   1999           1998           1997
                 ----------                   ----           ----           ----
                 As Reported                 9,911          8,096          6,500
                 Effect of Options             122             59              0
                                            ------          -----         ------
                 Diluted Shares             10,033          8,155          6,500
                                            ======          =====          =====


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


SOURCES OF SUPPLIES

     In accordance with its agreements with certain telecommunications companies, the Company primarily uses three providers for the supply of telecommunications equipment. However, if these vendors were unable to meet the Company's needs, management believes that other sources for this equipment exist on commensurate terms and that operating results would not be adversely affected.

CONCENTRATION OF REVENUES

     Revenues earned under the Company's agreements with major telecommunication companies/clients to sell and rent certain telecommunications equipment to the customers of this company accounted for approximately 93%, 97% and 95% of total revenues for the years ended December 31, 1999, 1998 and 1997, respectively. If any of these agreements were terminated, it could have a material adverse affect on the future operating results and liquidity of the Company.

CASH AND CASH EQUIVALENTS

     The Company considers all short-term, highly liquid investments with an original maturity of three months or less to be cash equivalents.

                              INNOTRAC CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)


INVENTORIES

     Inventories, consisting primarily of telecommunications equipment, are stated at the lower of cost or market, with cost determined by the first-in, first-out method.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Depreciation is determined using straight-line methods over the following estimated useful lives:

     Rental equipment............................      3 years
     Computers...................................      3 years
     Machinery and transportation equipment......    5-7 years
     Furniture and fixtures......................      7 years


     Leasehold improvements are amortized using the straight-line method over the shorter of the service lives of the improvements or the remaining term of the lease.

     During the 3rd Quarter of 1999, the Company opened a call center in Pueblo, Colorado. As part of the establishment of the facility in Pueblo, Colorado, the Company received various tax incentives from the city of Pueblo. These tax incentives have been recorded as a reduction in the basis of property and equipment.

     Rental equipment is written off at its net book value when it is no longer generating revenues or is not returned by the customer. Provisions are made for estimated equipment losses that have not yet been reported. Equipment rental losses were approximately $502,000, $2,158,000 and $4,479,000 for the years ended December 31, 1999, 1998 and 1997 respectively, and are included in "Cost of revenues" in the accompanying statements of operations.

LONG-LIVED ASSETS

     The Company periodically reviews the values assigned to long-lived assets such as property and equipment to determine if any impairments are other than temporary. Management believes that the long-lived assets in the accompanying balance sheets are appropriately valued.

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

                              INNOTRAC CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)


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

     Prior to the Consolidation, it was the policy of management to pay and accrue distributions primarily for income taxes that were required to be paid by the shareholders, members and partners due to the flow through of income of these entities. During the years ended December 31, 1998 and 1997, distributions of approximately $2,292,000 and $4,586,000, respectively, were recorded, of which approximately $70,000 was accrued and unpaid as of December 31, 1998. Additionally, in conjunction with the consolidation (Note 1), the Company distributed $7,500,000 of the undistributed earnings of approximately $9,000,000 to the owners of certain pass-thru entities.

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

         The FASB has issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, which must be adopted by the year 2000. This statement establishes accounting and reporting standards for derivative instruments - including certain derivative instruments embedded in other contracts - and for hedging activities. Adoption of this statement is not expected to have a material impact on the financial statements.

          In March 1998, the American Institute of Certified Public Accountants (AICPA) issued a new Statement of Position, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. This statement requires capitalization of certain costs of internal-use software. We adopted this statement in April 1998, and it did not have a material impact on the financial statements.

                              INNOTRAC CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

3. ACCOUNTS RECEIVABLE

     The Company's accounts receivable includes amounts that are unbilled as of December 31, 1999. Accounts receivable were composed of the following at December 31, 1999 and 1998 (in 000s):


                                                  1999            1998
                                                 -------         -------
     Billed receivables..................        $32,778         $32,081
     Unbilled receivables................         20,831          17,208
                                                 -------         -------
     Total receivables...................         53,609          49,289
     Less allowances.....................         (1,178)         (4,935)
                                                 -------         -------
                                                 $52,431         $44,354
                                                 =======         =======


     Management believes that the allowances for doubtful accounts and returns reduce the gross accounts receivable to net amounts that will be collected.

4. FINANCING OBLIGATIONS

Financing obligations as of December 31, 1999 and 1998 consisted of the following (in 000s):

                                                                                        1999          1998
                                                                                      --------      --------
Borrowings under revolving credit agreement (up to $40,000,000); the revolving
    Advances owing by any one borrower cannot exceed an amount equal to the sum of 80% of the eligible accounts receivable plus 70% of the eligible installment receivables; interest payable monthly at rates equal to the prime rate (8.5% and 7.75% at December 31, 1999 and 1998, respectively), or at the Company's option, LIBOR plus a margin (7.10% at December 31, 1999),
    expires on June 1, 2002, secured by all assets of the Company...................  $  7,008      $ 15,736
Other...............................................................................        10            75
                                                                                      --------      --------
                                                                                         7,018        15,811
Current portion.....................................................................     7,016        15,804
                                                                                      --------      --------
                                                                                      $      2      $      7
                                                                                      ========      ========

     Scheduled maturities of financing obligations are as follows (in 000s):

2000.............................................................................................     7,016
2001.............................................................................................         2
                                                                                                     ------
         Total...................................................................................    $7,018
                                                                                                     ======

     The weighted average interest rate on the revolving line of credit agreement was 6.26% and 7.61% for the years ending December 31, 1999 and 1998, respectively.

     The revolving line of credit agreement and the term note contain various restrictive financial and change of ownership control covenants. The Company was in compliance with all covenants as of December 31, 1999.

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

     Aggregate future minimum lease payments under noncancellable operating leases with original periods in excess of one year as of December 31, 1999 are as follows (in 000s):

     2000........................................................................................         $ 2,494
     2001........................................................................................           2,416
     2002........................................................................................           2,160
     2003........................................................................................           2,058
     2004........................................................................................           1,863
     Thereafter..................................................................................           4,208
                                                                                                          -------
     Total minimum lease payments................................................................         $15,199
                                                                                                          =======

     Rent expense under all operating leases totaled approximately $2,005,000, $1,231,000 and $1,121,000 during the years ended December 31, 1999, 1998 and 1997, respectively.

LEGAL PROCEEDINGS

     The Company is subject to legal proceedings and claims that arise in the ordinary course of business. There are no material pending legal proceedings to which the Company is a party.

6. INCOME TAXES

     Details of the income tax (provision) benefit for the years ended December 31, 1999, 1998 and 1997 are as follows (in 000s):

                                                                   1999      1998      1997
                                                                 -------    -------    -----
     Current......                                               $(4,565)   $(3,141)   $(460)
     Deferred.....                                                (1,824)      (602)     537
                                                                 -------    -------    -----
                                                                 $(6,389)   $(3,743)   $  77
                                                                 =======    =======    =====

     Deferred income taxes reflect the net effect of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Companies' deferred tax assets and liabilities as of December 31, 1999 and 1998 are as follows (in 000s):

                                                                               1999         1998
                                                                              ------       ------
     Noncurrent deferred tax assets (liabilities):
          Property, plant, equipment basis differences...................     $ 324       $ (114)
          Other..........................................................        29            8
                                                                              -----       ------
                                                                                353         (106)
                                                                              -----       ------
     Current deferred tax assets (liabilities):
          Reserves for uncollectable accounts............................       466        2,372
                Reserve for returns and equipment losses.................       117          526
          Other..........................................................         0          (32)
                                                                              -----       ------
                                                                                583        2,866
                                                                              -----       ------




     Net deferred tax asset..............................................     $ 936      $ 2,760
                                                                              =====      =======

                              INNOTRAC CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)


6. INCOME TAXES-CONTINUED

     Innotrac converted from the cash basis to the accrual basis for income tax purposes effective August 1995, with the accumulated difference to be added back to taxable income over a four-year period.

      Effective with the Consolidation in 1998, the Company coverted all of its entities that were non-C-corporations status for income tax reporting purposes to C-corporation status and recorded a one-time benefit of approximately $3 million related to certain temporary differences at these entities.

      A reconciliation of the income tax provision (benefit) computed at statutory rates to the income tax provision (benefit) for the years ended December 31, 1999, 1998 and 1997 is as follows:

                                                                               1999     1998     1997
                                                                              -------  ------   ------
     Federal statutory rate.................................................   35.0%    35.0%     34.0%
     Increase (decrease) in taxes resulting from:
          State income taxes, net of federal benefit........................    4.0      6.0       1.4
          Income taxable directly to shareholders, partners and members
             (Note 2).......................................................    0.0    (13.3)    (37.9)
     Other..................................................................    0.5      0.5       0.9
                                                                              -----    -----     -----
                                                                               39.5%    28.2%     (1.6)%
                                                                              =====    =====     =====

7.  REDEEMABLE CAPITAL STOCK

     In September 1993, the Company obtained $1,000,000 of financing from a related party in the form of subordinated debt, in two entities that were involved in the Consolidation. The subordinated debt required monthly payments of interest, with principal maturing at 36 months. The subordinated debt was repaid in full in September 1996. Additionally, the related party received callable common stock representing 10% of the common stock of these entities. The terms of the callable common stock provided each of these entities the option to call the common stock at predetermined amounts on or before September 30, 1998 beginning in September 1996. If the Company did not call the common stock interests, the Company was obligated to issue the related party an additional 10% common stock interest to redeem the common stock. Due to the related party nature of the transaction, the Company accounted for the callable common stock as redeemable equity.

     The Company allocated the capital raised between "Subordinated Debt" and "Redeemable Capital Stock" at the respective fair market values based on discounted cash flow analyses (approximately $500,000 each to "Subordinated Debt" and "Redeemable Capital Stock") and then accreted to their redemption values over 36 months using the effective interest rate method (an approximate 30% return on both the subordinated debt and the callable common stock). The portion of the accretion attributable to Subordinated Debt is reflected as interest expense in the accompanying statements of operations. For the equity portion, the Company accreted through the recording of dividends to the estimated redemption amounts at each balance sheet date. These dividends represent a 16% effective rate through September 1996 (the first trigger date as defined) and 10% thereafter. In conjunction with the Offering (see Note 1), the Company redeemed the shares of one entity in February 1998 for $390,000 and the shares of the other entity for $594,000 in December 1998.

                              INNOTRAC CORPORATION
                  NOTES TO CONSOLIDATED STATEMENTS-(CONTINUED)


8.  SHAREHOLDERS' EQUITY

     Innotrac has authorized 50,000,000 shares of Common Stock, $0.10 par value, and 10,000,000 shares of Preferred Stock, $0.10 par value. On December 12, 1997, Innotrac effected a 70.58823 -for- 1 stock split resulting in 1,080,000 shares outstanding. Additionally, in exchange for their previous ownership interests, 5,420,000 shares of $0.10 par value common stock were issued to the remaining entity owners pari-passu based on their relative value to the consolidated group except for the minority stockholder of one of the affiliated entities, whose ownership interest was repurchased as scheduled in the fourth quarter of 1998. After the Consolidation, there were an aggregate of 6,500,000 shares outstanding. As discussed in Note 1, on May 6, 1998 the Company completed an initial public offering of 2.5 million shares at a price of $12.00 per share for net proceeds of approximately $26,741,000. On July 30,1999, the Company completed a secondary public offering of 2.2 million shares at a price of $17.00 per share for net proceeds of approximately $34,914,000. As of December 31, 1999, there were 11,215,000 shares of common stock outstanding.

9. EMPLOYEE RETIREMENT PLAN

     Employees of Innotrac may participate in an employee retirement defined contribution plan. The plan covers all employees of the participating entities who have at least one year of service (six months if hired before January 1, 1997) and are 18 years of age or older. Participants may elect to defer up to 15% of compensation up to a maximum amount determined annually pursuant to IRS regulations. Innotrac has elected to provide matching employer contributions equal to 15% of contributions for less than five years of service, 25% of contributions for five to nine years of service, and 35% of contributions for over nine years of service. Total matching contributions made to the plan and charged to expense by Innotrac for the years ended December 31, 1999, 1998 and 1997 were not material.

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

                              INNOTRAC CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

     A summary of the options outstanding and exercisable by price range as of December 31, 1999 is as follows:


                               Options Outstanding                                     Options Exercisable
    -------------------------------------------------------------------------- -------------------------------------
                          Outstanding     Weighted-Average                        Exercisable
        Range of             As of            Remaining      Weighted-Average        As of        Weighted-Average
     Exercise Prices   December 31, 1999  Contractual Life    Exercise Price   December 31, 1999   Exercise Price
    ------------------ ------------------ ------------------ ----------------- ------------------ ------------------
    $9.0000 - $11.0000           309,575         7.9                 $ 9.1000            180,786           $ 9.1000

    11.0000 -  14.0000            80,000         9.3                  12.3906             30,000            12.0000

    14.0000 -  17.0000            93,500         9.2                  14.9271                  0                N/A

    17.0000 -  20.0000            15,000         9.4                  17.6880              5,001            17.6880
                                 -------         ---                 --------            -------           --------
                                 498,075         8.4                 $10.9811            215,787            $9.7022


     A summary of the status of the Company's Stock Option Plan and other options at December 31, 1999 is as follows (in thousands):

                                                             Shares         Weighted Average Price
                                                             ------         ----------------------
         Outstanding at December 31, 1996                         0                $ 0.00
         Granted                                                343                  9.10
         Outstanding at December 31, 1997                       343                  9.10
         Granted                                                 40                 12.00
         Forfeited                                              (20)                 9.10
         Outstanding at December 31, 1998                       363                  9.42
         Granted                                                179                 14.64
         Exercised                                              (13)                11.33
         Forfeited                                              (31)                14.11
                                                                ----
         Outstanding at December 31, 1999                       498                 10.98


         The total value of options granted during 1999 and 1998 was computed as approximately $1,379,000 and $3,013,000 which would be amortized to expense on a pro forma basis over the vesting period of the options. Had compensation cost for stock options been determined under SFAS No. 123, the Company's net income and net income per share would have been the following pro forma amounts (in thousands except per share data):

                                                                  Year ended December 31,
                                                         -----------------------------------------
                                                         1999               1998             1997
                                                         -----              -----            -----
                 Net income
                      Pro forma                          $ 9,835            $8,186           $ 3,003
                      Pro forma adjusted for the
                          Impact of SFAS 123             $ 9,048            $7,402           $ 2,686

                 Diluted net income per share
                      Pro forma                            $0.98             $1.00            $ 0.46
                      Pro forma adjusted for the           $0.90             $0.91            $ 0.41
                          Impact of SFAS 123


                              INNOTRAC CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)


     The Company has elected to account for its option plans under APB 25; however, the Company has computed for pro forma disclosure purposes the value of all options granted using the Black-Scholes option-pricing model as prescribed by SFAS 123 using the following weighted average assumptions:

                                                 1999       1998        1997
            Risk-free interest rate.....        6.34%      5.17%       5.17%
            Expected dividend yield.....           0%         0%          0%
            Expected lives..............    2.7 Years  2.7 Years   2.7 Years
            Expected volatility.........        80.5%      86.0%      106.0%


11. QUATERLY FINANCIAL INFORMATION (UNAUDITED)

 (In Thousands, Except Per Share Data)                           First         Second         Third         Fourth
 ----------------------------------------------------------- -------------- ------------- -------------- -------------
 1999 Quarters:
      Revenues, net                                              $67,320       $57,496        $51,661       $50,534
      Operating income                                             5,784         5,869          4,075         1,847
      Net income                                                   3,286         3,266          2,303           980
      Net income per share-basic                                    0.37          0.36           0.22          0.09
      Net income per share-diluted                               $  0.36       $  0.36        $  0.22       $  0.09

 1998 Quarters:
      Revenues, net                                              $22,565       $36,346        $35,233       $45,529
      Operating income                                             2,587         4,494          3,669         3,553
      Net income                                                   1,371         2,596          2,169         2,050
      Net income per share-basic                                    0.21          0.33           0.24          0.23
      Net income per share-diluted                               $  0.21       $  0.33        $  0.24       $  0.22


 1997 Quarters:
      Revenues, net                                              $22,388       $24,699        $20,226       $20,665
      Operating income                                             1,371         2,722          1,896           800
      Net income                                                     718         1,205            873           207
      Net income per share-basic                                    0.11          0.19           0.13          0.03
      Net income per share-diluted                               $  0.11       $  0.19        $  0.13       $  0.03
