Form 10-K, Exhibit 13
period 2000-12-31
INNOTRAC CORP
filed 2001-03-30
CIK 1051114

                                                                    EXHIBIT 13.1

                             SELECTED FINANCIAL DATA

              The following table sets forth selected financial data for the Company. The selected historical statements of operations data for each of the years ended December 31, 2000, 1999, 1998, 1997 and 1996 and the selected historical balance sheet data for the periods then ended have been derived from the Consolidated Financial Statements that have been audited by Arthur Andersen LLP, independent public accountants.

RESULTS FOR YEAR ENDED DECEMBER 31:       2000        1999         1998         1997        1996
---------------------------------------------------------------------------------------------------
                                                  (IN 000'S, EXCEPT PER SHARE AMOUNTS)
Revenues, net ......................   $ 174,085    $ 227,011    $ 139,673    $  87,978   $  71,297
Cost of revenues ...................     129,626      169,602       90,195       57,551      52,514
Special charges ....................      16,462           --           --           --          --
                                       ---------    ---------    ---------    ---------   ---------
Gross profit .......................      27,997       57,409       49,478       30,427      18,783
                                       ---------    ---------    ---------    ---------   ---------
OPERATING EXPENSES:
Selling, general and administrative       41,665       36,341       31,332       19,296      10,391
Special charges ....................      17,801           --           --           --          --
Depreciation and amortization ......       4,168        3,414        3,843        4,342       3,434
                                       ---------    ---------    ---------    ---------   ---------
TOTAL OPERATING EXPENSES ...........      63,634       39,755       35,175       23,638      13,825
                                       ---------    ---------    ---------    ---------   ---------

Operating (loss) income ............     (35,637)      17,654       14,303        6,789       4,958
                                       ---------    ---------    ---------    ---------   ---------

Interest expense, net ..............          80        1,370          956        1,788       1,457
Other expenses .....................         141           60           35          118          94
                                       ---------    ---------    ---------    ---------   ---------
TOTAL OTHER EXPENSE ................         221        1,430          991        1,906       1,551
                                       ---------    ---------    ---------    ---------   ---------

(Loss) income before income taxes
and minority interest ..............     (35,858)      16,224       13,312        4,883       3,407
Income tax benefit (provision) .....      14,084       (6,389)      (3,743)          77        (212)
                                       ---------    ---------    ---------    ---------   ---------
Net (loss) income before minority
interest ...........................     (21,774)       9,835        9,569        4,960       3,195
Minority interest, net of income tax        (199)          --           --           --          --
                                       ---------    ---------    ---------    ---------   ---------
 NET (LOSS) INCOME .................   $ (21,575)   $   9,835    $   9,569    $   4,960   $   3,195
                                       =========    =========    =========    =========   =========


Pro forma net (loss) income ........   $ (21,575)   $   9,835    $   8,186    $   3,003   $   2,095
                                       =========    =========    =========    =========   =========

Pro forma net (loss) income per
share-basic ........................   $   (1.92)   $    0.99    $    1.01    $    0.46   $    0.32
Pro forma net (loss) income per
share-diluted ......................   $   (1.92)   $    0.98    $    1.00    $    0.46   $    0.32

YEAR-END FINANCIAL POSITION:
Current assets .....................   $  76,150    $  94,810    $  66,416    $  24,330   $  37,845
Current liabilities ................      34,175       24,930       39,563       22,809      38,887
Property and equipment, net ........      13,717        8,922        7,463        7,609      10,939
Total assets .......................      97,145      104,218       73,992       32,497      49,037
Long-term obligations ..............         166           75          135        3,944       4,779
Total liabilities ..................      34,341       25,005       39,698       26,753      43,666
Shareholders' equity ...............      58,635       79,213       34,294        4,827       4,540

COMMON STOCK INFORMATION:
Average number of common shares
outstanding ........................      11,212        9,911        8,096        6,500       6,500
Common stock price per share:
     High ..........................      13 1/2       26 3/4       24 3/8          N/A         N/A
     Low ...........................       3 1/8       10            5 3/4          N/A         N/A
     Year-end ......................       3 1/2       13 3/4       18 1/8          N/A         N/A

Book value per common share ........   $    5.23    $    7.99    $    4.24    $    0.74   $    0.70

OTHER DATA:
Capital expenditures ...............   $  13,644    $   5,328    $   5,739    $   6,937   $   7,972

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following discussion may contain certain forward-looking statements that are subject to conditions that are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ include, but are not limited to, the reliance on a small number of major clients; risks associated with the terms of our contracts; reliance on the telecommunications industry; the impact of the trend toward outsourcing; risks associated with changing technology; risks associated with competition; risks associated with fluctuations in operating and quarterly results; compliance with government regulation; risks associated with the start-up subsidiary, Return.com, LLC and other factors discussed in more detail under "Business" on Form 10-K.

OVERVIEW

         Innotrac, founded in 1984 and headquartered in Atlanta, Georgia, provides customized, technology-based marketing support, order fulfillment, call center and total customer relationship management services to large corporations that outsource these functions. The Company offers inventory management, inbound call center, pick/pack/ship services, order tracking, transaction processing and returns of telecommunications products, including Digital Subscriber Line Modems ("DSL Modems"), to BellSouth, Pacific Bell, Southwestern Bell, Ameritech Services, Inc., and Qwest and their customers. The Company also provides these services for a significant number of non-telecommunications related companies such as Home Depot, Coca-Cola, NAPA and Siemens. Historically, over ninety percent of the Company's volume has been generated from its telecommunications clients.

         During 2000, the Company substantially completed its migration towards a fee-for-service business model which eliminates inventory ownership risk and also elected to discontinue its front-end web site development, maintenance and hosting services to its e-commerce clients. As a result of these significant changes in the Company's business, a special, pre-tax charge of $34.3 million was recognized during the year of which $33.3 million was non-cash related. This special charge includes charges for impairment of certain assets, other exit costs related to the e-commerce business and inventory, accounts receivable, software and other items related to the Company's shift to a fee-for-service model.

         With the Company's conversion of its clients to a fee-for-service model, the Company no longer purchases and sells Caller ID equipped phones, DSL modems and other telecommunications equipment from third party manufacturers for a majority of its clients. Instead, the Company warehouses products on a consignment basis and fulfills equipment on behalf of its customers for a fee. In certain cases, the Company purchases and owns inventory, but on a significantly reduced risk basis as a result of client guarantees and contractual indemnifications. Management believes that this new model will substantially reduce revenues as pass through cost of purchased equipment will no longer be included in revenues; however, since the Company will no longer have inventory risk or cost of equipment, gross margins, and more importantly, operating cash flows should improve.

         On May 17, 2000, the Company invested in a new venture, Return.com Online, Inc. ("Return.com") with its equity partner, Mail Boxes Etc. ("MBE"), to process product returns for online and catalog retailers. Return.com is the first full-service returns portal supported by the convenience of 3,400 physical locations. Customers returning merchandise purchased online, or by catalog or phone, can simply take the item to any participating MBE location in the U.S. for packaging and shipping.

         During 2000, Innotrac invested $3.0 million in this subsidiary and has committed to fund an additional $3.0 million when needed. Approximately $1.0 million of this commitment was funded in the first quarter of 2001. During 2000, MBE invested $1.0 million in this venture and on December 29, 2000, MBE entered into a note agreement to fund an additional $3.4 million into Return.com resulting in a total

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


investment of $4.4 million. On December 28, 2000, Return.com was converted to a limited liability company. As of December 31, 2000, Innotrac owned 60% of this subsidiary with the remaining 40% owned by MBE. As a result of this ownership structure, the Company consolidated the results of operations and financial position of Return.com in the consolidated financial statements. The Company expects Return.com to continue to generate significant operating losses in 2001.

         In March 2001, it was announced that United Parcel Services, Inc. ("UPS") had entered into a definitive agreement to purchase MBE. As a result of this agreement, MBE and Innotrac have begun discussions about the future of Return.com under joint ownership. While the outcome is not currently known, it is possible that Innotrac may obtain 100% ownership of Return.com in the future and that the relationship with MBE may be terminated. Management does not believe that this would have a material adverse effect on the Company's future results of operations.

         On December 8, 2000, the Company acquired Universal Distribution Services ("UDS"), located in Reno, Nevada, for approximately $4.3 million in total consideration. UDS is a leading provider of integrated order processing, order management, fulfillment, and customer relationship management services. UDS's customer base includes traditional direct marketing companies as well as retailers including Thane International, Gateway Learning and Digital Convergence.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS

         The following table sets forth summary operating data, expressed as a percentage of revenues, for the years ended December 31, 2000, 1999 and 1998. Operating results for any period are not necessarily indicative of results for any future period.

         The financial information provided below has been rounded in order to simplify its presentation. However, the percentages below are calculated using the detailed information contained in the consolidated financial statements and notes thereto.


                                                                                      Year Ended December 31,
                                                                                ----------------------------------
                                                                                2000           1999          1998
                                                                                -----          -----         -----
REVENUES, NET                                                                   100.0%         100.0%        100.0%
COST OF REVENUES                                                                 74.5           74.7          64.6
SPECIAL CHARGES                                                                   9.5             --            --
                                                                                -----          -----         -----
   GROSS PROFIT                                                                  16.0           25.3          35.4
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES                                     23.9           16.0          22.4
SPECIAL CHARGES                                                                  10.2             --            --
DEPRECIATION AND AMORTIZATION                                                     2.4            1.5           2.8
                                                                                -----          -----         -----
    OPERATING (LOSS) INCOME                                                     (20.5)           7.8          10.2
OTHER EXPENSE                                                                     0.1            0.6           0.7
                                                                                -----          -----         -----
    (LOSS) INCOME BEFORE INCOME TAXES AND MINORITY INTEREST                     (20.6)%          7.2%          9.5%

SPECIAL CHARGES

Special charges are infrequent transactions that may affect comparability between years. The special charges of $34.3 million for the year ended December 31, 2000 include the following: $24.4 million for inventory, accounts receivable, and other items primarily related to the Company's shift to a fee-for-service business model; $6.2 million for the impairment of long-lived assets primarily due to the abandonment of specified software development projects; and $3.7 million in costs to exit the e-commerce business related to web development, maintenance and hosting services. The Company has approximately $6.9 million in accruals related to the special charges at December 31, 2000, which include $5.1 million for the Company's shift to a fee-for-service business model and $1.8 million for e-commerce exit costs. Cash payments for the year totaled approximately $1.0 million. The Company expects that substantially all of the remaining accruals will be utilized during the year ending December 31, 2001.

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

REVENUES. Net revenues decreased 23.3% to $174.1 million for the year ended December 31, 2000 from $227.0 million for the year ended December 31,1999. The decrease in revenue is consistent with the Company's switch to a fee-for-service model and the decline in sales of Caller ID equipment, offset by an increase in DSL modems fulfilled. Under the fee-for-service model, revenues are recorded net of equipment costs sold or fulfilled.

COST OF REVENUES. Cost of revenues decreased 23.6% to $129.6 million for the year ended December 31, 2000 compared to $169.6 million for the year ended December 31, 1999. Cost of revenues decreased primarily due to the decrease in equipment units sold, as opposed to fulfilled, by the Company due to the shift to fee-for-service and the decline in Caller ID equipment volume.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


SPECIAL CHARGES. The Company recorded a special charge of $16.5 million associated with its exit from inventory ownership.

GROSS PROFIT. For the year ended December 31, 2000, the Company's gross margin decreased 51.2% to $28.0 million compared to $57.4 million for the year ended December 31, 1999. The decrease in gross margin was due primarily to special charges of $16.5 million as discussed above. Exclusive of the special charges, gross margins for the year ended December 31, 2000 remained consistent at approximately 25% as compared to 1999.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. S,G&A expenses for the year ended December 31, 2000 increased 14.7% to $41.7 million or 23.9% of revenues compared to $36.3 million or 16.0% of revenues for the year ended December 31, 1999. This increase is primarily due to two factors: cost incurred during the year associated with the Company's subsidiary, Return.com, which was founded in February 2000 and a significant investment, beyond normal levels, being expended on information technology during 2000. Management expects such expenditures to return to normal levels in 2001 due to a reduction in headcount and expenditures with the Company's discontinuation of its front-end web site development, maintenance and hosting services.

SPECIAL CHARGES. The Company recorded special charges of $17.8 million for impaired assets, accounts receivable and other write-offs during the year ended December 31, 2000. These special charges, as previously discussed, were primarily related to the Company's shift to a fee-for-service business model, its exit from the e-commerce business and the abandonment of specified software development projects.

INCOME TAXES. The Company's effective tax rate for the years ended December 31, 2000 and 1999 was 39.3% and 39.4%, respectively.


YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

REVENUES. Net revenues increased 62.5% to $227.0 million for the year ended December 31, 1999 from $139.7 million for the year ended December 31,1998. The increase in revenue was due primarily to increased sales of Caller ID equipment in 1999. There was also an increase in promotional sales programs by certain clients during 1999. The increase in unit volume was partially offset by a decrease in its average per unit price.

COST OF REVENUES. Cost of revenues increased 88.0% to $169.6 million for the year ended December 31, 1999 compared to $90.2 million for the year ended December 31, 1998. Cost of revenues increased primarily due to an increase in cost of equipment associated with the increase in units sold by the Company and the impact of the new call center in Pueblo, Colorado that became operational during the third quarter of 1999.

GROSS PROFIT. Gross profit for the year ended December 31, 1999 increased 16.0% to $57.4 million or 25.3% of revenues as compared to $49.5 million or 35.4% of revenues for the year ended December 31, 1998. The increase in gross profit was due primarily to the increase in revenue. Gross margins declined for several reasons. First, for strategic reasons, in the first quarter of 1999 the Company conducted a promotional program that resulted in $11.0 million in revenues and $11.0 million in cost of sales. The Company chose to conduct the program in order to strengthen its relationship with the client. In addition, gross margins were impacted by the increased percentage of business derived from certain clients where the Company did not assume the bad debt risk associated with the sale as it had done in the past. This decline is offset by lower bad debt expense, which is included in selling, general and administrative expenses. Also, during the third quarter of 1999, the Company opened a new call center in Pueblo, Colorado. The impact of the new call center was an increase in revenues and cost of revenues of $1.0 million. The $1.0 million in cost of revenues included start up costs of the new facility.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. S,G&A expenses for the year ended December 31, 1999 were $36.3 million or 16.0% of revenues compared to $31.3 million or 22.4% of revenues for the year ended December 31, 1998. The Company's bad debt expense was $3.3 million, or 1.5% of net revenues for the year ended December 31, 1999 as compared to $8.2 million, or 5.9% of net revenues for the year ended December 31, 1998. The decrease in bad debt expense as a percentage of revenue is due primarily to the increased percentage of business derived from clients who pay the Company directly for telecommunications equipment sold to end-users. The increase in other S,G&A expenses is due to increased sales and marketing efforts and increased costs to support the Company's growth.

INCOME TAXES. The Company's effective tax rates for the years ended December 31, 1999 and 1998 were 39.4% and 28.1%, respectively. The effective tax rates are lower than statutory rates for the year ended December 31, 1998 due to the amount of income attributable to the pass-through entities involved in the combination of Innotrac at the same time as consummation of our initial public offering in May 1998.


LIQUIDITY AND CAPITAL RESOURCES

The Company funds its operations and capital expenditures primarily through cash flow from operating activities and borrowings under a credit facility with a bank and, from time to time, equity offerings. The Company had cash and cash equivalents of approximately $18.3 million at December 31, 2000, including $3.0 million that is committed to the startup and development of Return.com. The Company maintains a $40.0 million revolving line of credit with a bank, maturing in June 2002. Borrowings under the line of credit bear interest at the Company's option at the bank's prime rate, as adjusted from time to time, or LIBOR plus up to 225 basis points. At December 31, 2000, the interest rate on the line of credit was 9.50%. At December 31, 2000, there was no outstanding balance under the line of credit.

         During the year ended December 31, 2000, the Company generated $39.0 million in cash flow from operating activities compared to the use of $23.4 million in cash flow from operating activities during 1999. The generation of cash flow from operating activities during 2000 as compared to the use of cash flow from operating activities in 1999 was due primarily to the decrease in inventory levels attributable to the Company's migration towards a fee-for-service business model, decrease in accounts receivable and the timing of various payables.

         Net cash used in investing activities was $15.3 million in 2000 as compared to $5.3 million for the year ended December 31, 1999. This increase was primarily due to an increase in capital expenditures to $13.6 million in 2000 from $5.3 million in 1999. The Company made purchases of new technology for e-commerce applications and internal systems development in 2000.

         During the year ended December 31, 2000, the net cash used in financing activities was $6.2 million compared to $26.2 million provided by financing activities in 1999. This use of cash during 2000 was primarily due to repayments of borrowings under the Company's line of credit. In 1999, the Company received $34.9 million in net proceeds from its equity offering.

         The Company estimates that its cash and financing needs in 2001 will be met by cash flows from operating activities and its line of credit facility. The Company may need to raise additional funds in order to take advantage of unanticipated opportunities, such as acquisitions of complementary businesses. There can be no assurance that the Company will be able to raise any such capital on terms acceptable to the Company or at all.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS

         Management believes the exposure to markets risks is immaterial. Innotrac holds no market risk sensitive instruments for trading purposes. At present, the Company does not employ any derivative financial instruments, other financial instruments or derivative commodity instruments to hedge any market risks and its does not currently plan to employ them in the future. To the extent that the Company has borrowings outstanding under its credit facility, the Company will have market risk relating to the amount of borrowings due to variable interest rates under the credit facility. The Company's exposure is immaterial due to the short-term nature of these borrowings.

RECENT ACCOUNTING PRONOUNCEMENTS

         In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities". The statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS 133 requires that changes in the derivative`s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. In June 2000, the FASB issued Statement of Financial Accounting Standards No. 138 (" SFAS 138"), "Accounting for Certain Derivative Instruments and Certain Hedging Activities", an amendment of SFAS No. 133. SFAS 138 addresses a limited number of issues causing implementation difficulties for numerous entities that apply SFAS 133 and amends the accounting and reporting standards of SFAS 133 for certain derivative instruments and certain hedging activities. SFAS 133/138 is effective for fiscal years beginning after June 15, 2000. In management's opinion, the impact of adopting SFAS 133/138 will not have a material impact upon the Company's results of operations or financial position.

         In December 1999, the SEC issued Staff Accounting Bulletin No. 101 "Revenue Recognition" ("SAB No.101"), which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements filed with the SEC. SAB No. 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosure related to revenue recognition policies. An amendment in June 2000 delayed the effective date until the fourth quarter of 2000. Management believes that the Company's revenue recognition practices are in conformity with the guidelines prescribed in SAB No. 101.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Innotrac Corporation:

         We have audited the accompanying consolidated balance sheets of INNOTRAC CORPORATION (a Georgia corporation) AND SUBSIDIARY as of December 31, 2000 and 1999 and the related consolidated statements of operations, partners', members' and shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These consolidated financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Innotrac Corporation and its subsidiary as of December 31, 2000 and 1999 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting standards generally accepted in the United States.

ARTHUR ANDERSEN LLP

Atlanta, Georgia
February 2, 2001

                              INNOTRAC CORPORATION
                           CONSOLIDATED BALANCE SHEETS
                                   (IN 000'S)

                                                                                        DECEMBER 31,
                                     ASSETS                                        2000               1999
                                     ------                                     ----------         -----------
CURRENT ASSETS:
  Cash and cash equivalents                                                     $   18,334         $       894
  Accounts receivable, net (Note 3)                                                 31,217              52,431
  Inventories, net                                                                  15,056              39,503
  Deferred income taxes (Note 7)                                                     3,984                 583
  Prepaid expenses and other (Note 4)                                                7,559               1,399
                                                                                ----------         -----------
    TOTAL CURRENT ASSETS                                                            76,150              94,810
                                                                                ----------         -----------

PROPERTY AND EQUIPMENT:
  Rental equipment                                                                   3,464               4,986
  Computer, machinery and equipment                                                 16,362               8,711
  Furniture, fixtures and leasehold improvements                                     3,695               2,830
                                                                                ----------         -----------
                                                                                    23,521              16,527
  Less accumulated depreciation and amortization                                    (9,804)             (7,605)
                                                                                ----------         -----------
                                                                                    13,717               8,922
                                                                                ----------         -----------

Goodwill, net (Notes 2 and 9)                                                        3,466                   0
Deferred income taxes (Notes 7)                                                      2,579                 353
Other assets, net (Notes 2 and 9)                                                    1,233                 133
                                                                                ----------         -----------

    TOTAL ASSETS                                                                $   97,145         $   104,218
                                                                                ==========         ===========


                                                                                        DECEMBER 31,
                      LIABILITIES AND SHAREHOLDERS' EQUITY                         2000               1999
                      ------------------------------------                      ----------         -----------

CURRENT LIABILITIES:
  Accounts payable                                                              $   22,104         $    10,530
  Accrued expenses and other                                                        12,071               7,384
  Current portion of long-term debt (Note 5)                                             0                   8
  Line of credit (Note 5)                                                                0               7,008
                                                                                ----------         -----------
    TOTAL CURRENT LIABILITIES                                                       34,175              24,930
                                                                                ----------         -----------

TOTAL NONCURRENT LIABILITIES (NOTES 5 AND 6)                                           166                  75

COMMITMENTS AND CONTINGENCIES (NOTE 6)
MINORITY INTEREST IN SUBSIDIARY                                                      4,169                   0

SHAREHOLDERS' EQUITY (NOTE 10):
  Common stock                                                                       1,136               1,121
  Additional paid-in capital                                                        60,889              59,701
  Retained earnings                                                                 (3,184)             18,391
  Less:  Treasury stock                                                               (206)                  0
                                                                                ----------         -----------
    TOTAL SHAREHOLDERS' EQUITY                                                      58,635              79,213
                                                                                ----------         -----------
    TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                  $   97,145         $   104,218
                                                                                ==========         ===========

The accompanying notes are an integral part of these consolidated balance sheets.

                              INNOTRAC CORPORATION
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                        (IN 000'S, EXCEPT PER SHARE DATA)

                                                                                       YEAR ENDED DECEMBER 31,
                                                                              ----------------------------------------
                                                                                 2000           1999          1998
                                                                              -----------    -----------   -----------

Revenues, net                                                                 $   174,085    $   227,011   $   139,673
Cost of revenues                                                                  129,626        169,602        90,195
Special charges (Note 14)                                                          16,462              0             0
                                                                              -----------    -----------   -----------
          Gross profit                                                             27,997         57,409        49,478
                                                                              -----------    -----------   -----------
OPERATING EXPENSES:
     Selling, general and administrative
        expenses                                                                   41,665         36,341        31,332
     Special charges (Note 14)                                                     17,801              0             0
     Depreciation and amortization                                                  4,168          3,414         3,843
                                                                              -----------    -----------   -----------
     Total operating expenses                                                      63,634         39,755        35,175
                                                                              -----------    -----------   -----------
           Operating (loss) income                                                (35,637)        17,654        14,303
                                                                              -----------    -----------   -----------
OTHER EXPENSE:
     Interest expense, net (Note 5)                                                    80          1,370           956
     Other                                                                            141             60            35
                                                                              -----------    -----------   -----------
     Total other expense                                                              221          1,430           991
                                                                              -----------    -----------   -----------

(Loss) income before income
   taxes and minority interest                                                    (35,858)        16,224        13,312
Income tax benefit (provision)                                                     14,084         (6,389)       (3,743)
                                                                              -----------    -----------   -----------
Net (loss) income before minority interest                                        (21,774)         9,835         9,569
Minority interest, net of income taxes                                               (199)             0             0
                                                                              -----------    -----------   -----------
           NET (LOSS) INCOME                                                  $   (21,575)   $     9,835   $     9,569
                                                                              ===========    ===========   ===========

UNAUDITED PRO FORMA DATA:
   Pro forma net (loss) income (Note 2)                                       $   (21,575)   $     9,835   $     8,186
                                                                              ===========    ===========   ===========
   Pro forma net (loss) income per share-basic                                $     (1.92)   $      0.99   $      1.01
                                                                              ===========    ===========   ===========
   Pro forma net (loss) income per share-diluted                              $     (1.92)   $      0.98   $      1.00
                                                                              ===========    ===========   ===========

The accompanying notes are an integral part of these consolidated statements.

                              INNOTRAC CORPORATION
                      CONSOLIDATED STATEMENTS OF PARTNERS',
                        MEMBERS' AND SHAREHOLDERS' EQUITY
                                   (IN 000'S)

                                         PARTNERS'    MEMBERS'     COMMON      PAID-IN        RETAINED      TREASURY
                                         CAPITAL      CAPITAL      STOCK       CAPITAL        EARNINGS       STOCK         TOTAL
                                         -------      --------     ------      --------       --------       -------     --------

BALANCE, DECEMBER 31, 1997               $ 1,759       $(490)      $    5      $     14       $  3,539       $   0       $  4,827

Distributions to partners, members
    and shareholders                      (4,836)       (209)           0             0         (4,747)          0         (9,792)
Merger of companies                         (461)        288          645        (1,667)         1,195           0              0
Record deferred
    taxes associated with merger               0           0            0             0          3,016           0          3,016
Proceeds from sale of common
    stock, net                                 0           0          250        26,491              0           0         26,741
Net income                                 3,538         411            0             0          5,620           0          9,569
Accreted dividends on
    redeemable capital stock                   0           0            0             0            (67)          0            (67)
                                         -------       -----       ------      --------       --------       -----       --------

BALANCE, DECEMBER 31, 1998               $     0       $   0       $  900      $ 24,838       $  8,556       $   0       $ 34,294
Proceeds from sale of common
    stock, net                                 0           0          220        34,694              0           0         34,914
Proceeds from exercise of
    stockholder's options and                  0           0            1           169              0           0            170
    grants
Net income                                     0           0            0             0          9,835           0          9,835
                                         -------       -----       ------      --------       --------       -----       --------

BALANCE, DECEMBER 31, 1999               $     0       $   0       $1,121      $ 59,701       $ 18,391       $   0       $ 79,213

Issuance of common stock                       0           0           15         1,238              0           0          1,253
Purchase of treasury stock                     0           0            0             0              0        (206)          (206)
Restricted stock grant, net                    0           0            0           (50)             0           0            (50)
Net loss                                       0           0            0             0        (21,575)          0        (21,575)
                                         -------       -----       ------      --------       --------       -----       --------

BALANCE, DECEMBER 31, 2000               $     0       $   0       $1,136      $ 60,889       $ (3,184)      $(206)      $ 58,635
                                         =======       =====       ======      ========       ========       =====       ========

The accompanying notes are an integral part of these consolidated statements.

                              INNOTRAC CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (IN 000'S)

                                                                                      YEAR ENDED DECEMBER 31,
                                                                              --------------------------------------
                                                                                2000           1999          1998
                                                                              ---------      ---------     ---------

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net (loss) income                                                           $ (21,575)     $   9,835     $   9,569
  Adjustments to reconcile net (loss) income to net cash provided by used in)
   operating activities:
   Depreciation and amortization                                                  4,168          3,414         3,843
   Loss on disposal of fixed assets                                               6,430            502         2,158
   Deferred income taxes                                                         (5,627)         1,824           602
   Minority interest in subsidiary                                                 (199)             0             0
   Amortization of deferred compensation                                             38              0             0
   Changes in working capital, net of effect of business acquired:
        Decrease (increase) in accounts receivable                               21,908         (8,077)      (24,273)
        Decrease (increase) in inventories                                       24,447        (25,122)      (11,445)
        (Increase) in prepaid expenses and other assets                          (2,554)           (30)         (734)
        Increase in accounts payable                                              9,390          1,143         4,621
        Increase (decrease) in accrued expenses and other                         2,538         (6,867)        6,571
                                                                              ---------      ---------     ---------
        Net cash provided by (used in) operating activities                      38,964        (23,378)       (9,088)
                                                                              ---------      ---------     ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures                                                          (13,644)        (5,328)       (5,739)
  Acquisition of business, net of cash acquired                                  (1,678)             0             0
                                                                              ---------      ---------     ---------
        Net cash used in investing activities                                   (15,322)        (5,328)       (5,739)
                                                                              ---------      ---------     ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Net (repayments) borrowings under line of credit                               (7,008)        (8,728)        7,191
  Borrowing (repayment) of long-term debt                                            12            (65)       (1,067)
  Repayment of subordinated debt                                                      0              0        (3,500)
  Proceeds from equity offerings, net                                                 0         34,914        26,741
  Proceeds from stock options exercised                                               0            170             0
  Redemption of redeemable capital stock                                              0              0          (984)
  Distributions to partners, members and
      shareholders                                                                    0            (70)      (10,729)
  Proceeds from minority interest in subsidiary                                   1,000              0             0
  Purchase of treasury stock shares                                                (206)             0             0
                                                                              ---------      ---------     ---------
        Net cash (used in) provided by financing activities                      (6,202)        26,221        17,652
                                                                              ---------      ---------     ---------
  Net increase (decrease) in cash and cash equivalents                           17,440         (2,485)        2,825

  Cash and cash equivalents, beginning of period                                    894          3,379           554
                                                                              ---------      ---------     ---------

  Cash and cash equivalents, end of period                                    $  18,334      $     894     $   3,379
                                                                              =========      =========     =========

Supplemental cash flow disclosures:
  Cash paid for interest                                                      $     429      $   1,386     $   1,006
                                                                              =========      =========     =========
  Cash paid for income taxes, net of refunds received                         $  (5,907)     $   7,364     $   1,493
                                                                              =========      =========     =========
Non-cash transactions:
  Accreted dividends on redeemable capital stock                              $       0      $       0     $      67
                                                                              =========      =========     =========


The accompanying notes are an integral part of these consolidated statements.

                              INNOTRAC CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.       ORGANIZATION

Innotrac Corporation ("Innotrac" or the "Company") provides customized, technology-based marketing support, order fulfillment, call center and total customer relationship management services. The Company offers inventory management, inbound call center, pick/pack/ship services, order tracking, transaction processing and returns, primarily of telecommunication equipment.

Prior to May 6, 1998, Innotrac operated as eight separate affiliates: Innotrac, IELC, Inc., RenTel #1, Inc. ("RenTel"), SellTel #1, Inc. ("SellTel"), HomeTel Systems, Inc., HomeTel Providers, Inc., RenTel #2, LLC, SellTel #2, LLC and HomeTel Providers Partners, L.P. ("Providers L.P.") (collectively referred to herein as the "Companies"). The Companies were all owned 100% by one shareholder or his immediate family except for RenTel, SellTel, and Providers L.P. which each had a 10% minority interest owned by one party. The minority interests of RenTel and SellTel were owned by a related party of the shareholder.

On May 6, 1998, Innotrac consolidated these eight entities (the
"Consolidation"), effective simultaneously with, and as a condition to, the Company's initial public offering (the "Offering") of 2.5 million shares, at an initial public offering price of $12.00 per share (see Note 10).

On May 17, 2000, the Company invested in a new venture, Return.com Online, Inc. ("Return.com") with its equity partner, Mail Boxes Etc. ("MBE"), to process product returns for online and catalog retailers. Return.com is the first full-service returns portal supported by the convenience of 3,400 physical locations. Customers returning merchandise purchased online, or by catalog or phone, can simply take the item to any participating MBE location in the U.S. for packaging and shipping. On December 28, 2000, Return.com was converted from a C-corporation to a limited liability company.

On December 8, 2000, the Company acquired Universal Distribution Services ("UDS"), located in Reno, Nevada, for approximately $4.3 million in total consideration. UDS is a leading provider of integrated order processing, order management, fulfillment, and customer relationship management services. UDS's customer base includes traditional direct marketing companies as well as retailers including Thane International, Gateway Learning and Digital Convergence.

2.       SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

Prior to the Consolidation, the accompanying financial statements were combined to include the accounts of the Companies and were prepared on the accrual basis of accounting. Significant intercompany accounts and transactions have been eliminated in the combination. Combined financial statements were presented since the Companies have similar ownership and interrelated activities. The financial information included herein may not necessarily reflect the financial position, results of operations, or cash flows of the Companies in the future or what the financial position, results of operations, or cash flows of the Companies would have been if they were combined as a separate, stand-alone company during the periods presented.

Subsequent to the Consolidation, the accompanying financial statements include the consolidated accounts of Innotrac. Significant intercompany accounts and transactions have been eliminated in the consolidation.

Certain prior year amounts have been reclassified to conform with the current financial statement presentation.

                              INNOTRAC CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CONCENTRATION OF REVENUES

Revenues earned under the Company's contracts with its telecommunication clients to provide fulfillment of telecommunications equipment, including DSL modems, accounted for approximately 92%, 93% and 97% of total revenues for the years ended December 31, 2000, 1999 and 1998, respectively.

The following table sets forth the percentage of total net revenues derived from services provided to each of the largest clients for the years ended December 31, 2000, 1999 and 1998. Except for the major clients noted in the following table, no single customer provided more than 10% of consolidated revenues during these years. Pacific Bell and Southwestern Bell are subsidiaries of SBC Communications, Inc.



                                                               Year Ended December 31,
                                                          -----------------------------
                                                          2000          1999       1998
                                                          ----          ----       ----

             BELL SOUTH                                    28%           39%        59%

             PACIFIC BELL                                  27            31         25

             SOUTHWESTERN BELL                             16            20         11

                              INNOTRAC CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



CASH AND CASH EQUIVALENTS

The Company considers all short-term, highly liquid investments with an original maturity of three months or less to be cash equivalents.


INVENTORIES

Inventories, consisting primarily of telecommunications equipment, including DSL modems, are stated at the lower of cost or market, with cost determined by the first-in, first-out method. Substantially all inventory is for the account of one client who has completely indemnified the Company from all risk associated with such inventory.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is determined using straight-line methods over the following estimated useful lives:

         Rental equipment                                                3 years
         Computers and software                                        3-5 years
         Machinery and equipment                                       5-7 years
         Furniture and fixtures                                          7 years

Leasehold improvements are amortized using the straight-line method over the shorter of the service lives of the improvements or the remaining term of the lease. Maintenance and repairs are expensed as incurred.

During the third quarter of 1999, the Company opened a call center in Pueblo, Colorado. As part of the establishment of the facility in Pueblo, the Company received various tax incentives from the city of Pueblo. These tax incentives have been recorded as a reduction in the basis of property and equipment.

Rental equipment is written off at its net book value when it is no longer generating revenues or is not returned by the customer. Equipment rental losses were approximately $103,000, $502,000 and $2,158,000 for the years ended December 31, 2000, 1999 and 1998, respectively, and are included in "Depreciation and Amortization" in the accompanying Consolidated Statements of Operations.

LONG-LIVED ASSETS

Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," ("SFAS 121") requires that long-lived assets, including certain identifiable intangibles, and goodwill related to those assets, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset in question may not be recoverable. Management has reviewed the Company's long-lived assets and has determined that there are no long-lived assets requiring impairment loss recognition, other than those included in the Company's special charges recorded in the fourth quarter of 2000 (see Note 14).

                              INNOTRAC CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


GOODWILL AND OTHER ACQUIRED INTANGIBLES

Goodwill represents the cost of an acquired enterprise in excess of the fair market value of the net tangible and identifiable intangible assets acquired. Goodwill and other acquired intangibles are being amortized over 5-20 years on a straight-line basis , which represents management's estimation of the related benefit to be derived from the acquired business. During the year ended December 31, 2000, amortization expense totaled approximately $31,000 (see Note 9).

STOCK-BASED COMPENSATION PLANS

The Company accounts for its stock-based compensation plans under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). The Company has adopted the disclosure option of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123 requires that companies which do not choose to account for stock-based compensation as prescribed by this statement, shall disclose the pro forma effects on earnings and earnings per share as if SFAS 123 had been adopted. Additionally, certain other disclosures are required with respect to stock compensation and the assumptions used to determine the pro forma effects of SFAS 123 (see Note 12).

INCOME TAXES

Innotrac, as a C corporation, utilizes the liability method of accounting for income taxes. Under the liability method, deferred taxes are determined based on the difference between the financial and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

Prior to the Consolidation, the shareholders of certain affiliated companies had elected to have the Companies treated as S corporations. The Internal Revenue Code of 1986, as amended (the "Code") and certain applicable state statutes provide that the income and expenses of an S corporation are not taxable separately to the corporation but rather accrue directly to the shareholders. In addition, other entities were limited liability companies which are not subject to federal and state income taxes. Accordingly, no provisions for federal and certain state income taxes related to these entities have been made in the accompanying consolidated financial statements.

Prior to the Consolidation, it was the policy of management to pay and accrue distributions primarily for income taxes that were required to be paid by the shareholders, members and partners due to the flow through of income of these entities. During the year ended December 31, 1998, distributions of approximately $2.3 million, were recorded. Additionally, in conjunction with the Consolidation (see Note 1) in May 1998, the Company distributed $7.5 million of the undistributed earnings of approximately $9.0 million to the owners of certain pass-through entities.

MINORITY INTERESTS

The minority interest represents the investment in Return.com Online, LLC ("Return.com"), a subsidiary of the Company, held by Mail Boxes Etc ("MBE") including their proportionate share of losses. Prior to December 29, 2000 when MBE increased its ownership to 40%, this amount was 14%. In March 2001, United Parcel Services, Inc. ("UPS") announced a definitive agreement to purchase MBE. As a result of this agreement, MBE and Innotrac have begun discussions about the future of Return.com under joint ownership. While the outcome is not currently known, it is possible that the Company may obtain 100% ownership of Return.com in the future and that the relationship with MBE may be terminated. Management does not believe that this would have a material adverse effect on the Company's future results of operations.

                              INNOTRAC CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding. In the computation of diluted earnings per share, the weighted average number of common shares outstanding is adjusted for the effect of all potential common stock equivalent shares.

PRO FORMA NET INCOME AND NET INCOME PER SHARE

In conjunction with the Consolidation, HomeTel Providers, Inc., Providers, L.P., RenTel #1, RenTel #2, and SellTel #2 lost their non C-corporation status as of May 6, 1998 due to the Company's initial public offering. Accordingly, the pro forma income taxes for the year ended December 31, 1998 reflect income taxes at statutory rates applied to pro forma earnings. In addition, the pro forma earnings per share reflect the Consolidation as if it had occurred at January 1, 1998 (see Note 8).

REVENUE RECOGNITION

Revenues are recognized on the accrual basis as services are provided to customers or as units are shipped. Revenues are reduced for freight and an estimate of product returns and allowances. In 2000, revenues have also been recorded net of the cost of the equipment for all fee-for-service clients.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value of the Company's financial instruments approximates fair value.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities". The statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. In June 2000, the FASB issued Statement of Financial Accounting Standards No. 138 ("SFAS 138"), "Accounting for Certain Derivative Instruments and Certain Hedging Activities", an amendment of SFAS No. 133. SFAS 138 addresses a limited number of issues causing implementation difficulties for numerous entities that apply SFAS No. 133 and amends the accounting and reporting standards of SFAS 133 for certain derivative instruments and certain hedging activities. SFAS 133/138 is effective for fiscal years beginning after June 15, 2000. In management's opinion, the impact of adopting SFAS 133 and 138 will not have a material impact upon the Company's results of operations or financial position.

In December 1999, the SEC issued Staff Accounting Bulletin No. 101 "Revenue Recognition" ("SAB No. 101"), which provided guidance on the recognition, presentation, and disclosure of revenue in financial statements filed with the SEC. SAB No. 101 outlines the basic criteria that must be met to recognize revenue and provided guidance for disclosure related to revenue recognition policies. An amendment in June 2000 delayed the effective date until the fourth quarter of 2000. Management believes that the Company's revenue recognition practices are in conformity with the guidelines prescribed in SAB No. 101.

                              INNOTRAC CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


3.       ACCOUNTS RECEIVABLE

Accounts receivable were composed of the following at December 31, 2000 and 1999 (in 000's):

                                                                                   2000               1999
                                                                                ----------         ----------

Billed receivables                                                              $   31,933         $   32,778
Unbilled receivables                                                                 2,700             20,831
                                                                                ----------         ----------
                                                                                    34,633             53,609
Less: Allowance for doubtful accounts                                               (3,416)            (1,178)
                                                                                ----------         ----------
                                                                                $   31,217         $   52,431
                                                                                ==========         ==========

4.       NOTE RECEIVABLE

MBE issued a $3.4 million, 6.15% note receivable to the Company for MBE's additional investment in Return.com on December 29, 2000. The note receivable matures on October 1, 2001 and is included in "Prepaid expenses and other" in the Company's Consolidated Balance Sheets.

5.       FINANCING OBLIGATIONS

Financing obligations as of December 31, 2000 and 1999 consisted of the following (in 000's):

                                                                                                 2000                1999
                                                                                               --------            --------

Borrowings under revolving credit agreement (up to $40,000,000); the revolving advances cannot exceed an amount equal to the sum
of 80% of the eligible accounts receivable plus 70% of the eligible installment receivables; interest payable monthly at rates equal to the prime rate (9.5% and 8.5% at December 31, 2000 and 1999, respectively), or at the Company's option, LIBOR plus up to 225 basis points, expires on June 1, 2002,
secured by all the assets of the Company                                                       $      0            $  7,008
Other                                                                                                 0                  10
                                                                                               --------            --------
                                                                                                      0               7,018
Current portion                                                                                       0               7,016
                                                                                               --------            --------
                                                                                               $      0            $      2
                                                                                               ========            ========

The balance of the line of credit was paid during the third quarter of 2000 with a weighted average interest rate of 7.49% through this period. The weighted average interest rate on the revolving line of credit agreement was 6.26% for the year ended December 31, 1999.

The Company incurred interest expense related to its line of credit of $0.5 million, $1.3 million and $1.0 million for the years ended December 31, 2000, 1999 and 1998, respectively.

The revolving line of credit agreement contains various restrictive financial and change of ownership control covenants. The Company was in compliance with all covenants as of December 31, 2000.

                              INNOTRAC CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


6.       COMMITMENTS AND CONTINGENCIES


OPERATING LEASES

Innotrac leases office and warehouse space and equipment under various operating leases. The primary office and warehouse operating leases provide for escalating payments over the lease term. Innotrac recognizes rent expense on a straight-line basis over the lease term.

Aggregate future minimum lease payments under noncancellable operating leases with original periods in excess of one year as of December 31, 2000 are as follows (in 000's):

2001..................................................................................       $  3,874
2002..................................................................................          3,620
2003..................................................................................          3,435
2004..................................................................................          2,947
2005..................................................................................          2,078
Thereafter............................................................................          4,795
                                                                                             --------
Total minimum lease payments..........................................................       $ 20,749
                                                                                             ========


Rent expense under all operating leases totaled approximately $3.1 million, $2.0 million and $1.2 million during the years ended December 31, 2000, 1999 and 1998, respectively.

LEGAL PROCEEDINGS

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. There are no material pending legal proceedings to which the Company is a party.


7.       INCOME TAXES

Details of the income tax benefit (provision) for the years ended December 31, 2000, 1999 and 1998 are as follows (in 000's):

                                                            2000              1999              1998
                                                          ---------         ---------         ---------

Current                                                   $   8,457         $  (4,565)        $  (3,141)
Deferred                                                      5,627            (1,824)             (602)
                                                          ---------         ---------         ---------
                                                          $  14,084         $  (6,389)        $  (3,743)
                                                          =========         =========         =========

                              INNOTRAC CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Deferred income taxes reflect the net effect of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Companies' deferred tax assets and liabilities as of December 31, 2000 and 1999 are as follows (in 000's):

                                                                                   2000                1999
                                                                                ----------         -----------

Current deferred tax assets:
     Allowance for doubtful accounts                                                 1,351                 466
     Reserve for returns and equipment losses                                        1,512                 117
     Other reserves                                                                  1,121                   0
                                                                                ----------         -----------
                                                                                     3,984                 583
                                                                                ----------         -----------
Noncurrent deferred tax assets (liabilities):
     Net operating loss carryforwards                                           $    3,428         $         0
     Depreciation                                                                     (810)                324
     Other                                                                             (39)                 29
                                                                                ----------         -----------
                                                                                     2,579                 353
                                                                                ----------         -----------
Net deferred tax asset                                                          $    6,563         $       936
                                                                                ==========         ===========

Management believes that sufficient income will be earned in the future to realize the net deferred tax assets.

At December 31, 2000, the Company had net operating loss ("NOL") carryforwards of approximately $8.7 million for income tax purposes, which primarily begin to expire beginning in 2020. Section 382 of the Internal Revenue Code limits the utilization of net operating loss carryforwards when there are changes in ownership greater than 50%, as defined. If such a change occurs, the timing of the Company's utilization of its NOL carryforwards could be impacted.

Innotrac converted from the cash basis to the accrual basis for income tax purposes effective August 1995, with the accumulated difference added back to taxable income over a four-year period.

Effective with the Consolidation in 1998, the Company converted all of its entities that were non-C-corporations for income tax reporting purposes to C-corporation status and recorded a one-time benefit of approximately $3.0 million related to certain temporary differences at these entities.

A reconciliation of the income tax (benefit) provision computed at statutory rates to the income tax (benefit) provision for the years ended December 31, 2000, 1999 and 1998 is as follows:

                                                                               2000           1999          1998
                                                                              ------         ------        ------

Federal statutory rate                                                         (35.0)%         35.0%         35.0%
Increase (decrease) in taxes resulting from:
     State income taxes, net of federal benefit                                 (4.0)           4.0           6.0
     Income taxable directly to shareholders, partners
       and members (see Note 2)                                                  0.0            0.0         (13.3)
     Other                                                                      (0.3)           0.4           0.5
                                                                              ------         ------        ------
                                                                               (39.3)%         39.4%         28.2%
                                                                              ======         ======        ======

                              INNOTRAC CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


8.     EARNINGS PER SHARE

The following table shows the amounts used in computing earnings per share ("EPS") in accordance with Statement of Financial Accounting Standards No. 128 and the effects on income and the weighted average number of shares of potential diluted common stock. Options outstanding to purchase shares of the Company's common stock were not included in the computation of diluted EPS for the year ended December 31, 2000 because their effect would be anti-dilutive if exercised. Shares used to compute diluted earnings per share are as follows
(in 000's):

                                                             2000         1999       1998
                                                           -------     -------      ------
          Diluted earnings per share:
           Weighted average shares outstanding              11,212       9,911       8,096
           Employee and director stock options                  --         122          59
                                                           -------     -------      ------
           Weighted average shares
              assuming dilution                             11,212      10,033       8,155
                                                           =======     =======      ======


9.       ACQUISITION

On December 8, 2000, the Company acquired Universal Distribution Services, Inc. ("UDS") for approximately $4.3 million in total consideration, including $1.3 million in shares of common stock. The purchase agreement contains certain earn-out provisions, which, if achieved, will be recorded as additional purchase price consideration when earned. The transaction was accounted for under the purchase method of accounting and, accordingly, the operating results of UDS have been included since the date of acquisition in the Company's consolidated results of operations. The following table summarizes the assets purchased and liabilities assumed as well as the preliminary allocation of the purchase price to various intangibles and goodwill (in 000's):

           Purchase price                                $  4,272
           Current assets                                   2,402
           Current liabilities                             (4,291)
           Property                                         1,686
           Other                                              (17)
           Customer base                                    1,010
           Goodwill                                         3,482

This allocation represents management's best estimate of the values acquired. This allocation is subject to change up to one year from the date of acquisition, but management does not currently anticipate any material changes.

                              INNOTRAC CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


10.      SHAREHOLDERS' EQUITY

Innotrac has authorized 50,000,000 shares of Common Stock, $0.10 par value, and 10,000,000 shares of Preferred Stock, $0.10 par value. On December 12, 1997, Innotrac effected a 70.58823-for-1 stock split resulting in 1,080,000 shares outstanding. Additionally, in exchange for their previous ownership interests, 5,420,000 shares of $0.10 par value common stock were issued to the remaining entity owners pari-passu based on their relative value to the consolidated group except for the minority stockholder of one of the affiliated entities, whose ownership interest was repurchased as scheduled in the fourth quarter of 1998. After the Consolidation, there were an aggregate of 6,500,000 shares outstanding. As discussed in Note 1, on May 6, 1998 the Company completed an initial public offering of 2.5 million shares at a price of $12.00 per share for net proceeds of approximately $26,741,000. On July 30,1999, the Company completed a secondary public offering of 2.2 million shares at a price of $17.00 per share for net proceeds of approximately $34,914,000.

In June 2000, the Company's Board of Directors authorized the repurchase, at the direction of senior management, of up to $5.0 million of the Company's common stock. As of December 31, 2000, the Company had repurchased 45,000 shares at a total cost of $206,000. The repurchased shares are recorded at cost as treasury stock and result in a reduction of shareholder's equity.

At December 31, 2000 and 1999, there were 11,364,595 and 11,215,000 shares of common stock outstanding, respectively.


11.      EMPLOYEE RETIREMENT PLAN

Employees of Innotrac may participate in an employee retirement defined contribution plan. The plan covers all employees of the participating entities who have at least six months of service and are 18 years of age or older. Participants may elect to defer up to 15% of compensation up to a maximum amount determined annually pursuant to IRS regulations. Innotrac has elected to provide matching employer contributions equal to 15% of contributions for less than five years of service, 25% of contributions for five to nine years of service, and 35% of contributions for over nine years of service. Total matching contributions made to the plan and charged to expense by Innotrac for the years ended December 31, 2000, 1999 and 1998 were not material.

12.      STOCK BASED COMPENSATION

The Company has adopted two stock option plans: the 1997 and 2000 Stock Option and Incentive Award Plans ("The Plans"). The Plans provide key employees, officers, directors, contractors and consultants an opportunity to own shares of common stock of the Company and to provide incentives for such persons to promote the financial success of the Company. Awards under The Plans may be structured in a variety of ways, including as "incentive stock options" as defined in Section 422 of the Internal Revenue Code, as amended, non-qualified stock options, restricted stock awards, and stock appreciation rights ("SARs"). Incentive stock options may be granted only to full-time employees (including officers) of the Company and its subsidiaries. Non-qualified options, restricted stock awards, SARs, and other permitted forms of awards may be granted to any person employed by or performing services for the Company, including directors, contractors and consultants. The 1997 Stock Option Plan and 2000 Stock Option Plan provides for the issuance of options to purchase up to an aggregate of 800,000 shares and 1,300,000 shares of common stock, respectively. The Company also has an amendment to the 2000 Plan for the issuance of options to purchase up to an additional 1,500,000 shares of common stock pending approval at the 2001 Shareholder's Meeting.

                              INNOTRAC CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Incentive stock options are also subject to certain limitations prescribed by the Code, including the requirement that such options may not be granted to employees who own more than 10% of the combined voting power of all classes of voting stock of the Company, unless the option price is at least 110% of the fair market value of the common stock subject to the option. The Board of Directors of the Company (or a committee designated by the Board) otherwise generally has discretion to set the terms and conditions of options and other awards, including the term, exercise price and vesting conditions, if any; to select the persons who receive such grants and awards; and to interpret and administer The Plans.

A summary of the options outstanding and exercisable by price range as of December 31, 2000 is as follows:

                                       Options Outstanding                                     Options Exercisable
                              ------------------------------------                     -----------------------------------
                                                  Weighted Average                                            Weighted
   Range of                         As of            Remaining       Weighted Average        As of             Average
Exercise Prices               December 31, 2000   Contractual Life    Exercise Price   December 31, 2000    Exercise Price
---------------               -----------------   ----------------   ----------------  -----------------    --------------
$ 1.77 - $ 3.54                   535,000                10.0            $  3.13                 --            $    --
$ 3.54 - $ 5.31                   380,000                 9.4               4.86                 --                 --
$ 5.31 - $ 7.07                   160,000                 9.4               6.07                 --                 --
$ 7.07 - $ 8.84                   310,000                 9.2               7.13                 --                 --
$ 8.84 - $10.61                   239,175                 6.9               9.10            193,131               9.10
$10.61 - $12.38                    30,000                 7.3              12.00             30,000              12.00
$12.38 - $14.15                    99,500                 8.7              13.07             12,499              14.13
$15.92 - $17.68                    40,500                 8.2              16.63              9,999              17.69
                                ---------              ------            -------            -------            -------
                                1,794,175                 9.1            $  6.19            245,629            $ 10.05
                                =========              ======            =======            =======            =======

A summary of the status of the Company's two stock option plans as of December 31, 2000, 1999 and 1998 is as follows (shares in thousands):

                                                                        Shares      Weighted Average Price
                                                                        ------      ----------------------

Outstanding at December 31, 1997                                           343             $   9.10
Granted                                                                     40                12.00
Forfeited                                                                  (20)                9.10
                                                                         -----             --------
Outstanding at December 31, 1998                                           363                 9.42
Granted                                                                    209                14.35
Exercised                                                                  (13)               11.33
Forfeited                                                                  (31)               14.11
                                                                         -----             --------
Outstanding at December 31, 1999                                           528                10.98
Granted                                                                  1,725                 5.01
Forfeited                                                                 (459)                7.14
                                                                         -----             --------
Outstanding at December 31, 2000                                         1,794             $   6.19
                                                                         =====             ========
Options exercisable at December 31, 2000                                   246             $  10.05
                                                                         =====             ========

                              INNOTRAC CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


The Company accounts for The Plans under APB No. 25, under which no compensation cost has been recognized. Had compensation cost for stock options been determined under SFAS No. 123, the Company's net (loss) income and net (loss) income per share would have been the following pro forma amounts (in 000's, except per share data):

                                                                                  YEAR ENDED DECEMBER 31,
                                                                    --------------------------------------------------
                                                                        2000                1999               1998
                                                                    -----------         -----------        -----------

Net (loss) income
     Pro forma                                                      $   (21,575)        $     9,835        $     8,186
     Pro forma adjusted for the
         impact of SFAS No. 123                                     $   (22,347)        $     9,048        $     7,402

Diluted net (loss) income per share
     Pro forma                                                      $     (1.92)        $      0.98        $      1.00
     Pro forma adjusted for the
         impact of SFAS No. 123                                     $     (1.99)        $      0.90        $      0.91

The Company has computed for pro forma disclosure purposes the value of all options granted using the Black-Scholes option-pricing model as prescribed by SFAS No. 123 using the following weighted average assumptions:

                                                                 2000           1999               1998
                                                               --------       ---------          ---------

Risk-free interest rate                                            5.44%           6.34%              5.17%
Expected dividend yield                                               0%              0%                 0%
Expected lives                                                2.7 Years       2.7 Years          2.7 Years
Expected volatility                                                90.4%           80.5%              86.0%

                              INNOTRAC CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


13.      QUARTERLY FINANCIAL INFORMATION (UNAUDITED)


(In 000's, except per share data)                                     First           Second           Third          Fourth
                                                                    ---------        ---------        --------       ---------

2000 Quarters:
     Revenues, net                                                  $  47,850        $  50,352        $ 50,284       $  25,599
     Operating (loss) income                                           (1,614)         (15,337)            283         (18,969)
     Net (loss) income                                                 (1,124)          (9,206)            319         (11,564)
     Net (loss) income per share-basic                                  (0.10)           (0.82)           0.03           (1.03)
     Net (loss) income per share-diluted                            $   (0.10)       $   (0.82)       $   0.03       $   (1.03)

1999 Quarters:
     Revenues, net                                                  $  67,320        $  57,496        $ 51,661       $  50,534
     Operating income                                                   5,784            5,869           4,075           1,926
     Net income                                                         3,286            3,266           2,303             980
     Net income per share-basic                                          0.37             0.36            0.22            0.09
     Net income per share-diluted                                   $    0.36        $    0.36        $   0.22       $    0.09

1998 Quarters:
     Revenues, net                                                  $  22,565        $  36,346        $ 35,233       $  45,529
     Operating income                                                   2,587            4,494           3,669           3,553
     Net income                                                         1,393            2,596           2,169           2,028
     Net income per share-basic                                          0.21             0.33            0.24            0.23
     Net income per share-diluted                                   $    0.21        $    0.33        $   0.24       $    0.22


14.      SPECIAL CHARGES

During 2000, the Company substantially completed its migration towards a fee-for-service business model, which eliminates inventory ownership risk and also elected to discontinue its front-end web site development, maintenance and hosting services to its e-commerce clients. As a result of these significant changes in the Company's business, a special pre-tax charge of $34.3 million was recognized. The special charges of $34.3 million for the year ended December 31, 2000 includes the following: $24.4 million for inventory, accounts receivable and other items primarily related to the Company's shift to a fee-for-service business model; $6.2 million for the impairment of long-lived assets primarily due to the abandonment of specified software development projects; and $3.7 million in costs to exit the e-commerce business related to web development, maintenance and hosting services. The Company has approximately $6.9 million in accruals related to the special charges at December 31, 2000, which include $5.1 million for the Company's shift to a fee-for-service business model and $1.8 million for e-commerce exit costs. Cash payments for the year totaled approximately $1.0 million. The Company expects that substantially all of the remaining accruals will be utilized during the year ended December 31, 2001.

                              INNOTRAC CORPORATION
                             SHAREHOLDER INFORMATION


CORPORATE HEADQUARTERS
Innotrac Corporation
6655 Sugarloaf Parkway
Georgia 30097
678-584-4000
www.innotrac.com

TRANSFER AGENT
SunTrust Bank
P.O. Box 4625
Atlanta, Georgia, 30302

ANNUAL MEETING
Wednesday, May 21, 2001
9 a.m. Eastern Daylight Time
Gwinnett Civic and Cultural Center
6400 Sugarloaf Parkway
Duluth, Georgia 30097

INDEPENDENT PUBLIC ACCOUNTANTS
Arthur Andersen LLP
Atlanta, Georgia

FORM 10-K/INVESTOR CONTACT
A copy of the Innotrac Annual Report on Form 10-K for
2000 filed with the Securities and Exchange
Commission is available from the Company at no charge. These requests and other investor contacts should be directed to the Chief Financial Officer at the Company's corporate office.


COMMON STOCK

Innotrac's common stock trades on The Nasdaq Stock Market under the symbol INOC. As of March 20, 2001, the Company had approximately 3,074 shareholders based on the number of holders of record and an estimate of the number of individual participants represented by securities position listings.

The following table sets forth the reported high and low sales prices for Innotrac's common stock as reported by Nasdaq:


 2000                                          HIGH              LOW
 ----                                         -----             -----
 First Quarter                                13 1/2             6 3/4
 Second Quarter                                8 1/4             4 3/4
 Third Quarter                                 6 3/4             4 3/4
 Fourth Quarter                                5 3/4             3 1/8


 1999                                         HIGH             LOW
 ----                                        ------            ------
 First Quarter                               18 1/2            10
 Second Quarter                              20 1/4            14 1/8
 Third Quarter                               26 3/4            15 1/4
 Fourth Quarter                              17 5/8            10 5/8

The Company has never paid a dividend on its common stock. The Company presently intends to retain its earnings to support the growth of its business and does not expect to pay any dividends in the foreseeable future.

                              INNOTRAC CORPORATION
                             DIRECTORS AND OFFICERS



BOARD OF DIRECTORS
Scott D. Dorfman(1)(3)
Chairman, President and Chief Executive Officer

David L. Ellin(1)
Senior Vice President and Chief Operating Officer

Larry C. Hanger
Senior Vice President - Business Development

Bruce V. Benator(1)(2)
Managing Partner
William, Benator and Libby, LLP
Certified Public Accountants

Martin J. Blank(2)(3)
Chairman and Chief Operating Officer
Automobile Protection Corporation (a subsidiary of the Ford Motor Company) markets extended vehicle service contracts and warranty programs

William H. Scott, III(2)(3)
President and Chief Operating Officer
ITC Holding Company, Inc.
a telecommunications company

OFFICERS
Scott D. Dorfman
Chairman, President and Chief Executive Officer

David L. Ellin
Senior Vice President and Chief Operating Officer

David L. Gamsey
Senior Vice President, Chief Financial Officer, and
Secretary

Larry C. Hanger
Senior Vice President - Business Development

William F. Hendrick, Jr.
Vice President - Telecommunications

Clifford A. Ruden
Vice President - Sales


(1) Member of Executive Committee
(2) Member of Audit Committee
(3) Member of Compensation Committee