Form 10-K, Exhibit 13
period 2001-12-31
INNOTRAC CORP
filed 2002-03-28
CIK 1051114

                                                                   EXHIBIT 13.1
                             SELECTED FINANCIAL DATA

         The following table sets forth selected financial data for the Company. The selected historical statements of operations data for each of the years ended December 31, 2001, 2000, 1999, 1998 and 1997 and the selected historical balance sheet data for the periods then ended have been derived from the Consolidated Financial Statements that have been audited by Arthur Andersen LLP, independent public accountants.

(in 000's, except per share amounts)
RESULTS FOR YEAR ENDED DECEMBER 31:                   2001             2000            1999             1998             1997
-----------------------------------                ----------       ----------       ----------       ----------       ----------
Revenues, net                                      $   94,793       $  174,085       $  227,011       $  139,673       $   87,978
Cost of revenues                                       41,087          133,082          175,483           90,195           57,551
Special charges                                            --           16,462               --               --               --
                                                   ----------       ----------       ----------       ----------       ----------
Gross profit                                           53,706           24,541           51,528           49,478           30,427
                                                   ----------       ----------       ----------       ----------       ----------
OPERATING EXPENSES:
Selling, general and administrative                    43,329           38,209           30,460           31,332           19,296
Special charges                                            --           17,801               --               --               --
Depreciation and amortization                           4,864            4,168            3,414            3,843            4,342
                                                   ----------       ----------       ----------       ----------       ----------
TOTAL OPERATING EXPENSES                               48,193           60,178           33,874           35,175           23,638
                                                   ----------       ----------       ----------       ----------       ----------

Operating income (loss)                                 5,513          (35,637)          17,654           14,303            6,789
                                                   ----------       ----------       ----------       ----------       ----------

Interest (income) expense, net                           (532)              80            1,370              956            1,788
Other (income) expense                                    (20)             141               60               35              118
                                                   ----------       ----------       ----------       ----------       ----------
TOTAL OTHER (INCOME) EXPENSE                             (552)             221            1,430              991            1,906
                                                   ----------       ----------       ----------       ----------       ----------

Income (loss) before income taxes
  and minority interest                                 6,065          (35,858)          16,224           13,312            4,883
Income tax (provision) benefit                         (2,573)          14,084           (6,389)          (3,743)              77
                                                   ----------       ----------       ----------       ----------       ----------
Net income (loss) before minority                       3,492          (21,774)           9,835            9,569            4,960
  interest
Minority interest, net of income taxes                   (893)            (199)              --               --               --
                                                   ----------       ----------       ----------       ----------       ----------
NET INCOME (LOSS)                                  $    4,385       $  (21,575)      $    9,835       $    9,569       $    4,960
                                                   ==========       ==========       ==========       ==========       ==========
Net income (loss) per share-basic                  $     0.39       $    (1.92)      $     0.99       $     1.01       $     0.46
Net income (loss) per share-diluted                $     0.38       $    (1.92)      $     0.98       $     1.00       $     0.46

YEAR-END FINANCIAL POSITION:
Current assets                                     $   58,093       $   76,150       $   94,810       $   66,416       $   24,330
Current liabilities                                    35,717           34,175           24,930           39,563           22,809
Property and equipment, net                            14,500           13,717            8,922            7,463            7,609
Total assets                                           99,393           97,145          104,218           73,992           32,497
Long-term obligations                                     393              166               75              135            3,944
Total liabilities                                      36,110           34,341           25,005           39,698           26,753
Total shareholders' equity                         $   63,283       $   58,635       $   79,213       $   34,294       $    4,827

COMMON STOCK INFORMATION:
Average number of common shares                        11,318           11,212            9,911            8,096            6,500
  outstanding
Common stock price per share:
     High                                          $     8.92       $    13.50       $    26.75       $    24.38              N/A
     Low                                                 3.25             3.13            10.00             5.75              N/A
     Year-end                                            6.90             3.50            13.75             8.13              N/A
Book value per common share                        $     5.59       $     5.23       $     7.99       $     4.24       $     0.74

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following discussion may contain certain forward-looking statements that are subject to conditions that are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ include, but are not limited to, the Company's reliance on a small number of major clients; risks associated with the terms of our contracts; reliance on the telecommunications industry; the impact of the trend toward outsourcing; risks associated with changing technology; risks associated with competition; and other factors discussed in more detail under "Business" in our Annual Report on Form 10-K.

OVERVIEW

         Innotrac, founded in 1984 and headquartered in Atlanta, Georgia, provides customized, technology-based order fulfillment, call center and total customer relationship management services to large corporations that outsource these functions. The Company offers inventory management, inbound call center, pick/pack/ship services, order tracking, transaction processing and returns of telecommunications products, including Digital Subscriber Line Modems ("DSL Modems"), to clients such as BellSouth Corporation ("BellSouth") and Qwest International, Inc. ("Qwest") and their customers. As of December 1, 2001, the Company no longer provided these services to SBC Communications, Inc. ("SBC"), Home Depot or Siemens, which represented approximately 15%, 2% and 1%, respectively, of the Company's consolidated revenue for the year ended December 31, 2001. However, the Company resumed its fulfillment services of consumer phones and expanded its services to include wireless pager equipment with BellSouth during the third and fourth quarters of 2001, respectively. The Company also provides these services for a significant number of non-telecommunications companies such as Coca-Cola, NAPA, Tactica, Nordstrom.com, Porsche, Wilsons Leather and Thane International. Approximately 49% of the Company's revenues in 2001 were generated from its telecommunications clients, 18% from its DSL equipment clients and 33% from its other traditional fulfillment and marketing services clients. The Company anticipates that the percentage of its revenues attributable to telecommunications clients will decrease in 2002 due to the loss of SBC and the addition of Martha Stewart Living Omnimedia, Inc. as a fulfillment and call center client, commencing in February 2002.

         With the Company's conversion of a majority of its clients to a fee-for-service model during 2000, the Company no longer purchases and sells Caller ID equipped phones, DSL modems and other telecommunications equipment from third party manufacturers for these clients. Instead, the Company warehouses products on a consignment basis and fulfills equipment on behalf of its customers for a fee. The Company purchases and owns inventory for certain clients, but on a significantly reduced risk basis as a result of client guarantees and contractual indemnifications. The new model substantially reduces revenues as the pass through cost of purchased equipment is no longer included in revenues. Gross margins have improved since the Company no longer has inventory risk or cost of equipment. For the year ended December 31, 2001, operating cash flows, while remaining positive, have declined from the same period in 2000 primarily due to the significant increase in inventory levels to provide for the initiation of the consumer phone and wireless pager sales programs with BellSouth. The Company began these new sales programs during the third and fourth quarters of 2001, and the Company is indemnified by the client for substantially all risks associated with the ownership of this new inventory.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         On May 17, 2000, the Company invested in a new venture, Return.com Online, Inc. ("Return.com") with its equity partner, Mail Boxes Etc. ("MBE") to process product returns for online and catalog retailers. Return.com was converted to a limited liability corporation on December 28, 2000. As of March 31, 2001, Innotrac owned 60% of this subsidiary with the remaining 40% owned by MBE. However, due to the announcement in March 2001 that United Parcel Services, Inc. had entered into a definitive agreement to purchase MBE, the Company elected to acquire from MBE the remaining 40% ownership interest in Return.com and terminate its arrangement with MBE as its exclusive front-end solution. This became effective in April 2001. As a result of the Company's ownership interest in Return.com since the date of inception, the Company consolidated the results of operations and financial position of Return.com in the accompanying consolidated financial statements. During the year ended December 31, 2001, the Company utilized its $2.8 million impairment reserve, which was recorded in the first quarter of 2001 to write off its investment in Return.com. At December 31, 2001, Return.com is no longer in operation.

         On July 24, 2001, the Company acquired the assets and assumed specified liabilities of iFullfillment, Inc. ("iFullfillment") for approximately $5.8 million. iFullfillment is located in a 354,000 square foot leased facility in Bolingbrook, Illinois. iFulfillment specializes in fully integrated, automated, order fulfillment services for multi-channel retailers and catalogers including such clients as Nordstrom.com, Wilsons Leather and Archibald Candies. The assets and operating results of iFulfillment have been included in the Company's consolidated financial statements since the date of acquisition.

         As a result of the loss of the SBC contract, the Company elected to close its call center operations in Atlanta, Georgia in January 2002 and shifted its Atlanta clients to its call center operations in Pueblo, Colorado. The Company notified approximately 260 employees at the Atlanta and Pueblo call center facilities on October 31, 2001 regarding termination of employment effective January 2002. The Company incurred approximately $1.0 million in severance, write-off of assets, and other expenses related to the closure of the Atlanta call center operations during the year ended December 31, 2001. Management does not anticipate incurring any additional costs associated with this closure. The Company continues to operate its call center facilities in Pueblo, Colorado and Reno, Nevada.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

         The following table sets forth summary operating data, expressed as a percentage of revenues, for the years ended December 31, 2001, 2000 and 1999. Operating results for any period are not necessarily indicative of results for any future period.

         The financial information provided below has been rounded in order to simplify its presentation. However, the percentages below are calculated using the detailed information contained in the consolidated financial statements and notes thereto.

---------------------------------------------------------------------------------------------------
                                                                     YEAR ENDED DECEMBER 31,
                                                                2001           2000           1999
                                                               ------------------------------------
REVENUES, NET                                                  100.0%         100.0%         100.0%
COST OF REVENUES                                                43.3           76.4           77.3
SPECIAL CHARGES                                                   --            9.5             --
                                                               -----------------------------------
   GROSS PROFIT                                                 56.7           14.1           22.7
SELLING, GENERAL AND ADMINISTRATIVE                             45.7           21.9           13.4
SPECIAL CHARGES                                                   --           10.2             --
DEPRECIATION AND AMORTIZATION                                    5.2            2.5            1.5
                                                               -----------------------------------
   OPERATING INCOME (LOSS)                                       5.8          (20.5)           7.8
OTHER (INCOME) EXPENSE                                          (0.6)           0.1            0.6
                                                               -----------------------------------
INCOME (LOSS) BEFORE TAXES AND MINORITY INTEREST                 6.4          (20.6)           7.2
INCOME TAX (PROVISION) BENEFIT                                  (2.7)           8.1           (2.8)
                                                               -----------------------------------
NET INCOME (LOSS) BEFORE MINORITY INTEREST                       3.7          (12.5)           4.4
MINORITY INTEREST, NET OF INCOME TAXES                          (0.9)          (0.1)            --
                                                               -----------------------------------
NET INCOME (LOSS)                                                4.6%         (12.4)%          4.4%
                                                               ===================================
---------------------------------------------------------------------------------------------------

SPECIAL CHARGES

         Special charges are infrequent transactions that may affect comparability between years. The special charges of $34.3 million for the year ended December 31, 2000 include the following: $24.4 million for inventory, accounts receivable, and other items primarily related to the Company's shift to a fee-for-service business model; $6.2 million for the impairment of long-lived assets primarily due to the abandonment of specified software development projects; and $3.7 million in costs to exit the e-commerce business related to web development, maintenance and hosting services. The Company has approximately $4.6 million in accruals remaining related to the special charges at December 31, 2001, which include $2.8 million for the Company's shift to a fee-for-service business model and $1.8 million for e-commerce exit costs. Cash payments during 2001 totaled approximately $2.3 million. The majority of the remaining accruals either will be utilized or reversed to income during the year ending December 31, 2002. Any accruals reversed to income will be reported as a special item.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

REVENUES. The Company's net revenues decreased 45.5% to $94.8 million for the year ended December 31, 2001 from $174.1 million for the year ended December 31, 2000. The decrease in revenue is primarily due to the Company's switch to a fee-for-service model and the decline in sales of Caller ID equipment, offset by an increase in DSL modems fulfilled and increased revenues of $19.9 million from the Company's acquisition of Universal Distribution Services ("UDS"), which occurred in December 2000.

COST OF REVENUES. The Company's cost of revenues decreased 69.1% to $41.1 million for the year ended December 31, 2001 compared to $133.1 million for the year ended December 31, 2000. Cost of revenues decreased primarily due to the decrease in equipment units sold, as opposed to fulfilled, by the Company due to the shift to fee-for-service and the decline in sales of Caller ID equipment offset by increased cost of revenues of $10.0 million as a result of the acquisition of UDS in December 2000.

SPECIAL CHARGES. The Company recorded a special charge of $16.5 million for inventory write downs and write-offs during 2000, associated with its switch to a fee-for-service business model.

GROSS PROFIT. For the year ended December 31, 2001, the Company's gross profit increased to $53.7 million, or 56.7% of revenues, compared to $24.5 million, or 14.1% of revenues, for the year ended December 31, 2000. The increase in gross profit was due primarily to the factors discussed above.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. S,G&A expenses for the year ended December 31, 2001 increased 13.4% to $43.3 million or 45.7% of revenues compared to $38.2 million or 21.9% of revenues for the year ended December 31, 2000. This increase in expenses was primarily attributable to the write-off of the Company's investment in Return.com; expenses incurred from the impairment of certain software development costs and other long-lived assets associated with the termination of the SBC contract; the closure of the Atlanta call center operations; and increased costs incurred from the acquisitions of iFulfillment in July 2001 and UDS in December 2000. The increase in expenses was offset by a reduction in expenditures for technology related to e-commerce applications and internal systems development during 2001.

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

INCOME TAXES. The Company's effective tax rate for the year ended December 31, 2001 and 2000 was 42.4% and 39.3%, respectively. The increase was principally due to the Company no longer investing in tax-exempt securities and certain items not deductible for tax purposes representing a greater percentage of taxable income.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

REVENUES. Net revenues decreased 23.3% to $174.1 million for the year ended December 31, 2000 from $227.0 million for the year ended December 31,1999. The decrease in revenue is primarily due to the Company's switch to a fee-for-service model and the decline in the sales of Caller ID equipment, offset by an increase in DSL modems fulfilled. Under the fee-for-service model, revenues are recorded net of equipment costs sold or fulfilled.

COST OF REVENUES. Cost of revenues decreased 24.2% to $133.1 million for the year ended December 31, 2000 compared to $175.5 million for the year ended December 31, 1999. Cost of revenues decreased primarily due to the decrease in equipment units sold, as opposed to fulfilled, by the Company due to the shift to fee-for-service and the decline in sales of Caller ID equipment.

SPECIAL CHARGES. The Company recorded a special charge of $16.5 million associated with its exit from inventory ownership.

GROSS PROFIT. For the year ended December 31, 2000, the Company's gross profit decreased 52.4% to $24.5 million compared to $51.5 million for the year ended December 31, 1999. The decrease in gross margin was due primarily to special charges of $16.5 million as discussed above. Exclusive of the special charges, gross margins for the year ended December 31, 2000 remained consistent at approximately 23.5% as compared to 1999.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. S,G&A expenses for the year ended December 31, 2000 increased 25.2% to $38.2 million or 21.9% of revenues compared to $30.5 million or 13.4% of revenues for the year ended December 31, 1999. This increase is primarily due to two factors: cost incurred during the year associated with the Company's subsidiary, Return.com, which was founded in February 2000 and a significant investment, beyond normal levels, being expended on information technology during 2000. These expenditures returned to normal levels in 2001 due to a reduction in headcount and expenditures as a result of the Company's discontinuation of its front-end web site development, maintenance and hosting services.

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

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES.

         The Company funds its operations and capital expenditures primarily through cash flow from operations and borrowings under a credit facility with a bank. The Company had cash and cash equivalents of approximately $9.4 million at December 31, 2001. During the year ended December 31, 2001, the Company's prior investment in Return.com was written off against a $2.8 million impairment reserve recorded during the first quarter of 2001 (see Note 1 to the consolidated financial statements). At December 31, 2001, the Company recorded an accrual for approximately $15.3 million for payment to the sellers of UDS in accordance with the earn-out provisions outlined in the December 8, 2000 Merger Agreement by and among the Company and UDS. In February 2002, the payment was made consisting of $13.7 million of cash and 310,000 shares of the Company's common stock valued at $1.6 million. On February 11, 2002, the Board of Directors authorized the repurchase of up to $10 million of the Company's outstanding common stock through February 2003. The Company maintains a $40 million revolving line of credit with a bank, maturing in June 2002. The Company anticipates renewing this line of credit prior to its expiration date under similar terms and conditions. Borrowings under the line of credit bear interest at the Company's option at the bank's prime rate, as adjusted from time to time, or LIBOR plus up to 225 basis points. At December 31, 2001, there was no outstanding balance under the line of credit.

         During the year ended December 31, 2001, the Company generated $4.5 million in cash flow from operating activities compared to $39.0 million in cash flow from operating activities in the same period in 2000. This decline in the generation of cash flow from operating activities for the year ended December 31, 2001 compared to the same period in 2000 was due primarily to an increase in inventory levels to provide for the start of the consumer phone and wireless pager sales programs with BellSouth initiated during the third and fourth quarters of 2001, respectively. The Company is indemnified by the client for substantially all risks associated with the ownership of this inventory. Management anticipates that these inventory levels will be reduced during 2002. This decline is also attributed to a higher accounts receivable balance and the timing of payables in 2001 as compared to the same period in 2000.

         During the year ended December 31, 2001, net cash used in investing activities was $13.2 million in 2001 as compared to $15.3 million in 2000. This decrease was primarily due to reduced expenditures for technology related to e-commerce applications and internal systems development during 2001 offset by the acquisition of iFulfillment in July 2001.

         During the year ended December 31, 2001, the net cash used in financing activities was $0.2 million compared to $6.2 million in the same period in 2000 primarily due to no borrowings and therefore, no repayments made under the Company's line of credit during 2001.

         The Company estimates that its cash and financing needs through 2002 will be met by cash flows from operations and its line of credit facility. The Company may need to raise additional funds in order to take advantage of unanticipated opportunities, such as acquisitions of complementary businesses. There can be no assurance that the Company will be able to raise any such capital on terms acceptable to the Company or at all. Additionally, the Company's line of credit expires in June 2002. While the Company anticipates that the line of credit will be renewed under similar terms and conditions, there can be no assurances that this will occur.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The Company's primary long-term contractual commitments consist of capital and operating leases. As previously discussed, the Company has largely transitioned from an inventory ownership to fee-for-service model, so the Company's commitments to purchase inventory have been greatly reduced from historical levels. To the extent the Company commits to purchase and own inventory for certain clients, the Company now generally seeks client guarantees and contractual indemnifications to protect it from inventory risk. As of December 31, 2001, the Company had none of the following: outstanding debt for borrowed funds, material guarantees of other entities' obligations, off-balance sheet or structured finance arrangements, synthetic leases, repurchase obligations or similar commercial or financing commitments. Additionally, the Company does not generally trade in commodity contracts.

         The following table sets forth payments due under the Company's capital and operating lease commitments by period. For additional information, see Note 5 to the consolidated financial statements.

                                                  Payments Due by Period
                           ----------------------------------------------------------------------
                            Total     Less than 1 year  1-3 years      4-5 years    After 5 years
                           -------    ----------------  ---------      ---------    -------------
Capital Leases             $   595        $   302        $   235        $    58        $     0
Operating Leases           $19,221        $ 5,456        $ 6,630        $ 4,317        $ 2,818

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS

         Management believes the Company's exposure to markets risks is immaterial. Innotrac holds no market risk sensitive instruments for trading purposes. At present, the Company does not employ any derivative financial instruments, other financial instruments or derivative commodity instruments to hedge any market risks and does not currently plan to employ them in the future. To the extent that the Company has borrowings outstanding under its credit facility, the Company will have market risk relating to the amount of borrowings due to variable interest rates under the credit facility. The Company's exposure is immaterial due to the short-term nature of these borrowings. Additionally, all of the Company's lease obligations are fixed in nature as noted in Note 5 to the consolidated financial statements, and the Company has no long-term purchase commitments.

CRITICAL ACCOUNTING POLICIES

         Innotrac's significant accounting policies are described in Note 2 to the consolidated financial statements.

RECENT ACCOUNTING PRONOUNCEMENTS

         In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS 141 prohibits the use of pooling-of-interest for business combinations initiated after June 30, 2001 and also applies to all business combinations accounted for by the purchase method that are completed after June 30, 2001. There are also transition provisions that apply to business combinations completed before July 1, 2001, that were accounted for by the purchase method. SFAS 142 is effective for fiscal years beginning after December 15, 2001 for all goodwill and other intangible assets recognized in an entity's statement of financial position at that date, regardless of when those assets were initially recognized. The statement changes the accounting for goodwill and other indefinite life intangible assets from an amortization method to an impairment only approach. Upon adoption of the statement, which for the Company will be the beginning of fiscal year 2002, amortization of current goodwill will cease, thereby reducing amortization expense for 2002 by approximately $0.9 million after factoring in the recent earn-out payment. In 2001, amortization expense associated with goodwill was $0.3 million. The Company plans to complete its impairment analysis during the first quarter of 2002 and will recognize an impairment, if any, at that time.

         In June 2001, the FASB also issued SFAS No. 143, "Accounting for Asset Retirement Obligations," effective for fiscal years beginning after June 15, 2002. SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or the normal operation of a long-lived asset, except for certain obligations for leases and the associated asset retirement costs. The statement required that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company does not anticipate that the adoption of SFAS 143 will have a material effect on the Company's financial position or results of operations.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long Lived Assets to be Disposed of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," and amends APB No. 51, "Consolidated Financial Statements." SFAS 144 retains many of the requirements of SFAS 121 and the basic provisions of APB Opinion 30; however, it establishes a single accounting model for long-lived assets to be disposed of by sale. SFAS 144 furthermore resolves significant implementation issues related to SFAS 121. The provisions of the statement are effective for financial statements issued for fiscal years beginning after December 15, 2001 and are to be applied prospectively. The Company does not anticipate that the adoption of SFAS 144 will have a material effect on the Company's financial position or results of operations.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Innotrac Corporation:

         We have audited the accompanying consolidated balance sheets of INNOTRAC CORPORATION (a Georgia corporation) AND SUBSIDIARIES as of December 31, 2001 and 2000 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Innotrac Corporation and its subsidiaries as of December 31, 2001 and 2000 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting standards generally accepted in the United States.

ARTHUR ANDERSEN LLP

Atlanta, Georgia
February 8, 2002

                              INNOTRAC CORPORATION
                           CONSOLIDATED BALANCE SHEETS
                                   (IN 000'S)

                                                                       DECEMBER 31,
                                        ASSETS                   2001               2000
                                                               --------           --------
CURRENT ASSETS:
  Cash and cash equivalents                                    $  9,413           $ 18,334
  Accounts receivable, net (Note 3)                              13,662             31,217
  Inventories, net                                               27,264             15,056
  Prepaid expenses and other                                      5,018              7,559
  Deferred income taxes (Note 6)                                  2,736              3,984
                                                               --------           --------
    TOTAL CURRENT ASSETS                                         58,093             76,150
                                                               --------           --------

PROPERTY AND EQUIPMENT:
  Rental equipment                                                2,003              3,464
  Computer, machinery and equipment                              19,715             16,362
  Furniture, fixtures and leasehold improvements                  4,005              3,695
                                                               --------           --------
                                                                 25,723             23,521
  Less accumulated depreciation and amortization                (11,223)            (9,804)
                                                               --------           --------
                                                                 14,500             13,717
                                                               --------           --------

Goodwill, net (Notes 2 and 8)                                    25,213              3,466
Deferred income taxes (Note 6)                                      438              2,579
Other assets, net (Notes 2 and 8)                                 1,149              1,233
                                                               --------           --------

    TOTAL ASSETS                                               $ 99,393           $ 97,145
                                                               ========           ========

                                                                       DECEMBER 31,
               LIABILITIES AND SHAREHOLDERS' EQUITY              2001               2000
                                                               --------           --------
CURRENT LIABILITIES:
  Accounts payable                                             $  8,581           $ 22,104
  Accrued earn-out payment (Note 8)                              15,275                  0
  Accrued expenses and other                                     11,861             12,071
                                                               --------           --------
    TOTAL CURRENT LIABILITIES                                    35,717             34,175
                                                               --------           --------

TOTAL NONCURRENT LIABILITIES (NOTE 5)                               393                166

Commitments and contingencies (Note 5)
Minority interest in subsidiary                                       0              4,169

SHAREHOLDERS' EQUITY (NOTE 9):
  Common stock                                                    1,136              1,136
  Additional paid-in capital                                     61,023             60,889
  Retained earnings                                               1,201             (3,184)
  Accumulated other comprehensive income                            178                  0
  Less:  Treasury stock                                            (255)              (206)
                                                               --------           --------
    TOTAL SHAREHOLDERS' EQUITY                                   63,283             58,635
                                                               --------           --------
    TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                 $ 99,393           $ 97,145
                                                               ========           ========

              The accompanying notes are an integral part of these
                          consolidated balance sheets.

                              INNOTRAC CORPORATION
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                        (IN 000'S, EXCEPT PER SHARE DATA)

                                                                   YEAR ENDED DECEMBER 31,
                                                       --------------------------------------------
                                                          2001             2000             1999
                                                       ----------       ----------       ----------
Revenues, net                                          $  94,793        $ 174,085        $ 227,011
Cost of revenues                                          41,087          133,082          175,483
Special charges (Note 13)                                      0           16,462                0
                                                       ---------        ---------        ---------
          GROSS PROFIT                                    53,706           24,541           51,528
                                                       ---------        ---------        ---------
OPERATING EXPENSES:
     Selling, general and administrative                  43,329           38,209           30,460
     Special charges (Note 13)                                 0           17,801                0
     Depreciation and amortization                         4,864            4,168            3,414
                                                       ---------        ---------        ---------
     Total operating expenses                             48,193           60,178           33,874
                                                       ---------        ---------        ---------
           OPERATING INCOME (LOSS)                         5,513          (35,637)          17,654
                                                       ---------        ---------        ---------
OTHER (INCOME) EXPENSE:
     Interest (income) expense, net (Note 4)                (532)              80            1,370
     Other                                                   (20)             141               60
                                                       ---------        ---------        ---------
     TOTAL OTHER (INCOME) EXPENSE                           (552)             221            1,430
                                                       ---------        ---------        ---------

Income (loss) before income
   taxes and minority interest                             6,065          (35,858)          16,224
Income tax (provision) benefit                            (2,573)          14,084           (6,389)
                                                       ---------        ---------        ---------
Net income (loss) before minority interest                 3,492          (21,774)           9,835
Minority interest, net of income taxes                      (893)            (199)               0
                                                       ---------        ---------        ---------
           NET INCOME (LOSS)                           $   4,385        $ (21,575)       $   9,835
                                                       =========        =========        =========

EARNINGS PER SHARE:
   Basic                                               $    0.39        $   (1.92)       $    0.99
                                                       =========        =========        =========
   Diluted                                             $    0.38        $   (1.92)       $    0.98
                                                       =========        =========        =========

WEIGHTED AVERAGE SHARES OUTSTANDING:
   Basic                                                  11,318           11,212            9,911
                                                       =========        =========        =========
   Diluted                                                11,690           11,212           10,033
                                                       =========        =========        =========

              The accompanying notes are an integral part of these
                            consolidated statements.

                              INNOTRAC CORPORATION
                           CONSOLIDATED STATEMENTS OF
                              SHAREHOLDERS' EQUITY
                                   (IN 000'S)

                                                                                         ACCUMULATED
                                                                                            OTHER
                                             COMMON        PAID-IN        RETAINED      COMPREHENSIVE     TREASURY
                                              STOCK        CAPITAL        EARNINGS          INCOME         STOCK          TOTAL
                                           --------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1998                 $    900       $ 24,838        $  8,556        $      0       $      0        $ 34,294
Proceeds from sale of common
    stock, net                                  220         34,694               0               0              0          34,914
Proceeds from exercise of
    stockholder's options and grants              1            169               0               0              0             170
Net income                                        0              0           9,835               0              0           9,835
                                           --------------------------------------------------------------------------------------

BALANCE, DECEMBER 31, 1999                 $  1,121       $ 59,701        $ 18,391        $      0       $      0        $ 79,213

Issuance of common stock                         15          1,238               0               0              0           1,253
Purchase of treasury stock                        0              0               0               0           (206)           (206)
Restricted stock grant, net                       0            (50)              0               0              0             (50)
Net loss                                          0              0         (21,575)              0              0         (21,575)
                                           --------------------------------------------------------------------------------------

BALANCE, DECEMBER 31, 2000                 $  1,136       $ 60,889        $ (3,184)       $      0       $   (206)       $ 58,635

Restricted stock grant, net                       0            134               0               0              0             134
Purchase of treasury stock                        0              0               0               0            (49)            (49)
Comprehensive income:
  Net income                                      0              0           4,385               0              0           4,385
  Unrealized gain on
    available-to-sale securities                  0              0               0             178              0             178
                                           --------------------------------------------------------------------------------------

BALANCE, DECEMBER 31, 2001                 $  1,136       $ 61,023        $  1,201        $    178       $   (255)       $ 63,283
                                           ======================================================================================

              The accompanying notes are an integral part of these
                            consolidated statements.

                              INNOTRAC CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (IN 000'S)

                                                                                   YEAR ENDED DECEMBER 31,
                                                                            ------------------------------------
                                                                              2001          2000          1999
                                                                            ------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                                                         $  4,385      $(21,575)     $  9,835
  Adjustments to reconcile net income (loss) to net
        cash provided by (used in) operating activities:
   Depreciation and amortization                                               4,864         4,168         3,414
   Loss on disposal of fixed assets                                            3,385         6,430           502
   Deferred income taxes                                                       3,389        (5,627)        1,824
   Minority interest in subsidiary                                              (893)         (199)            0
   Amortization of deferred compensation                                         134            38             0
   Changes in working capital, net of effect of businesses acquired:
        Decrease (increase) in accounts receivable                            17,659        21,908        (8,077)
        (Increase) decrease in inventories                                   (12,208)       24,447       (25,122)
        Increase in prepaid expenses and other assets                           (180)       (2,554)          (30)
        (Decrease) increase in accounts payable                              (13,562)        9,390         1,143
        (Decrease) increase in accrued expenses and other                     (2,491)        2,538        (6,867)
                                                                            ------------------------------------
        Net cash provided by (used in) operating activities                    4,482        38,964       (23,378)
                                                                            ------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures                                                        (6,914)      (13,644)       (5,328)
  Acquisition of businesses, net of cash acquired                             (5,859)       (1,678)            0
  Purchase of available-to-sale securities                                      (436)            0             0
                                                                            ------------------------------------
           Net cash used in investing activities                             (13,209)      (15,322)       (5,328)
                                                                            ------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Net repayments under line of credit                                              0        (7,008)       (8,728)
  Repayment of capital lease obligations and other                              (145)           12           (65)
  Proceeds from equity offerings, net                                              0             0        34,914
  Proceeds from stock options exercised                                            0             0           170
  Distributions to partners, members and
      shareholders                                                                 0             0           (70)
  Proceeds from minority interest in subsidiary                                    0         1,000             0
  Purchase of treasury stock shares                                              (49)         (206)            0
                                                                            ------------------------------------
          Net cash (used in) provided by financing activities                   (194)       (6,202)       26,221
                                                                            ------------------------------------
  Net (decrease) increase in cash and cash equivalents                        (8,921)       17,440        (2,485)

  Cash and cash equivalents, beginning of period                              18,334           894         3,379
                                                                            ------------------------------------

  Cash and cash equivalents, end of period                                  $  9,413      $ 18,334      $    894
                                                                            ====================================

Supplemental cash flow disclosures:
  Cash paid for interest                                                    $     89      $    429      $  1,386
                                                                            ====================================
  Cash paid for income taxes, net of refunds received                       $      0      $ (5,907)     $  7,364
                                                                            ====================================

              The accompanying notes are an integral part of these
                            consolidated statements.

                              INNOTRAC CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.       ORGANIZATION

Innotrac Corporation ("Innotrac" or the "Company") provides customized, technology-based marketing support, order fulfillment, call center and total customer relationship management services. The Company offers inventory management, inbound call center, pick/pack/ship services, order tracking, transaction processing and returns handling from its leased facilities in Atlanta, Georgia, Pueblo, Colorado, Reno, Nevada and Bolingbrook, Illinois. The Company's facilities represent approximately one million square feet of warehouse space and 600 dedicated call center seats.

On May 17, 2000, the Company invested in a new venture, Return.com Online, Inc. ("Return.com") with its equity partner, Mail Boxes Etc. ("MBE"), to process product returns for online and catalog retailers. On December 28, 2000, Return.com was converted to a limited liability company. On April 17, 2001, the Company agreed to reacquire MBE's 40% ownership interest in Return.com resulting in 100% ownership by the Company. The Company wrote off its investment in Return.com during the year ended December 31, 2001 against a $2.8 million impairment reserve recorded in the first quarter of 2001. Return.com is no longer in operation.

On December 8, 2000, the Company acquired Universal Distribution Services ("UDS"), located in Reno, Nevada, for approximately $4.3 million in total consideration. The Company's UDS division provides integrated order processing, order management, fulfillment, and customer relationship management services. UDS's customer base includes traditional direct marketing companies as well as retailers including Thane International, Tactica and Gateway Learning. At December 31, 2001, the Company recorded an accrual for approximately $15.3 million for payment to the sellers of UDS in accordance with the earn-out provisions outlined in the December 8, 2000 Merger Agreement by and among the Company and UDS. In February 2002, the payment was made consisting of $13.7 million of cash and 310,000 shares of the Company's common stock valued at $1.6 million.

On July 24, 2001, the Company acquired for $5.8 million the assets and assumed specified liabilities of iFulfillment, Inc. ("iFulfillment"), which includes a 354,000 square foot leased facility located in Bolingbrook, Illinois. The Company's iFulfillment subsidiary specializes in fully integrated, automated, order fulfillment services for multi-channel retailers and catalogers including such clients as Nordstrom.com, Wilsons Leather and Archibald Candies. The assets and operating results of iFulfillment have been included in the Company's consolidated financial statements since the date of acquisition.

                              INNOTRAC CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.       SIGNIFICANT ACCOUNTING POLICIES

BASIS OF FINANCIAL STATEMENT PRESENTATION

The consolidated financial statements include the accounts of the Company and its subsidiaries. The financial statements have been prepared on the accrual basis of accounting in conformity with generally accepted accounting principles in the United States. All significant intercompany transactions and balances have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform with current year financial statement presentation.

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

CONCENTRATION OF REVENUES

Revenues earned under the Company's contracts with its telecommunication clients to provide fulfillment of telecommunications equipment and related call center support services, including DSL modems, accounted for approximately 67%, 92% and 93% of total revenues for the years ended December 31, 2001, 2000 and 1999, respectively. Revenues generated from the fulfillment of DSL equipment accounted for 18%, 22%, and 0% of the aforementioned totals.

The following table sets forth the percentage of total net revenues derived from services provided to each of the largest clients for the years ended December 31, 2001, 2000 and 1999. Except for the major clients noted in the following table, no single customer provided more than 10% of consolidated revenues during these years.

                                               Year Ended December 31,
        ----------------------------------------------------------------
                                              2001       2000       1999
                                              ----       ----       ----
        BELLSOUTH - TELECOM EQUIPMENT          13%        11%        39%
                  - DSL EQUIPMENT              10          9          0

        SBC                                    15         45         52

        WARRANTY CORPORATION OF AMERICA        11          4          0
        ----------------------------------------------------------------

                              INNOTRAC CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CASH AND CASH EQUIVALENTS

The Company considers all short-term, highly liquid investments with an original maturity of three months or less to be cash equivalents.

SHORT-TERM INVESTMENTS

Current available-for-sale marketable securities are carried at their estimated fair value based on current market quotes. Any unrealized gains or losses are reported in shareholders' equity as a component of other accumulated comprehensive income (loss). At December 31, 2001, the Company held approximately $436,000 in available-to-sale securities, which is included in "Prepaid expenses and other" in the accompanying Consolidated Balance Sheets. The unrealized gain was not material to the Company's financial position. This short-term investment was sold at a gain in January 2002.

INVENTORIES

Inventories, consisting primarily of telephones, interactive wireless pagers and DSL and cable modems, are stated at the lower of cost or market, with cost determined by the first-in, first-out method. Substantially all inventory is for the account of one client who has indemnified the Company from substantially all risk associated with such inventory.

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

Rental equipment is written off at its net book value when it is no longer generating revenues or is not returned by the customer. Equipment rental losses were approximately $0, $103,000 and $502,000 for the years ended December 31, 2001, 2000 and 1999, respectively, and are included in "Depreciation and Amortization" in the accompanying Consolidated Statements of Operations.

                              INNOTRAC CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

LONG-LIVED ASSETS

Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," requires that long-lived assets, including certain identifiable intangibles and goodwill related to those assets, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset in question may not be recoverable. Management has reviewed the Company's long-lived assets and has determined that there are no long-lived assets requiring impairment loss recognition, other than those included in the Company's special charges recorded in the fourth quarter of 2000 (see Note 14) and the Company's investment in Return.com, which was written off during the year ended December 31, 2001 (see "Minority Interests").

GOODWILL AND OTHER ACQUIRED INTANGIBLES

Goodwill represents the cost of an acquired enterprise in excess of the fair market value of the net tangible and identifiable intangible assets acquired. Goodwill and other acquired intangibles related to business combinations prior to July 1, 2001 were being amortized over 5-20 years on a straight-line basis, which represented management's estimation of the related benefit to be derived from the acquired business. However, goodwill and other acquired intangibles from business combinations occurring after June 30, 2001 are accounted for under the transition provisions for business combinations of SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets" which includes iFulfillment (see Note 8). The Company will adopt SFAS 142 effective January 1, 2002, which changes the accounting for goodwill and other indefinite life intangibles from an amortization method to an impairment only approach. During the year ended December 31, 2001 and 2000, amortization expense for goodwill and other acquired intangibles totaled approximately $525,000 and $31,000, respectively (see Note 8).

STOCK-BASED COMPENSATION PLANS

The Company accounts for its stock-based compensation plans under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). The Company has adopted the disclosure option of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation". SFAS 123 requires that companies, which do not choose to account for stock-based compensation as prescribed by this statement, shall disclose the pro forma effects on earnings and earnings per share as if SFAS 123 had been adopted. Additionally, certain other disclosures are required with respect to stock compensation and the assumptions used to determine the pro forma effects of SFAS 123 (see Note 11).

INCOME TAXES

Innotrac utilizes the liability method of accounting for income taxes. Under the liability method, deferred taxes are determined based on the difference between the financial and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

                              INNOTRAC CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MINORITY INTERESTS

The minority interest represents the investment in Return.com Online, LLC ("Return.com"), a subsidiary of the Company, held by Mail Boxes Etc ("MBE"), including their proportionate share of losses. Prior to December 29, 2000, when MBE increased its ownership to 40%, this amount was 14%. In March 2001, United Parcel Services, Inc. ("UPS") announced a definitive agreement to purchase MBE. As a result of this agreement, the Company agreed to reacquire MBE's 40% ownership interest in Return.com on April 17, 2001. The note receivable of $3.4 million due from MBE was forgiven by the Company in exchange for MBE's ownership interest in Return.com, resulting in 100% ownership by the Company. All remaining contractual commitments for additional funding by the Company were also cancelled.

As a result of the Company's controlling ownership interest in Return.com, the Company consolidated the results of operations and financial position of Return.com in the accompanying consolidated financial statements. During the year ended December 31, 2001, the Company wrote off its $2.8 million investment in Return.com against an impairment reserve the Company recorded in the first quarter of 2001. At December 31, 2001, Return.com was no longer in operation.

EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding. In the computation of diluted earnings per share, the weighted average number of common shares outstanding is adjusted for the effect of all potential common stock equivalent shares.

REVENUE RECOGNITION

Revenues are recognized on the accrual basis as services are provided to customers or as units are shipped. Revenues are reduced for freight and an estimate of product returns and allowances. In 2001 and 2000, revenues have been recorded net of the cost of the equipment for all fee-for-service clients.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value of the Company's financial instruments approximates fair value.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations," and FASB No. 142, "Goodwill and Other Intangible Assets." SFAS 141 prohibits the use of pooling-of-interest for business combinations initiated after June 30, 2001 and also applies to all business combinations accounted for by the purchase method that are completed after June 30, 2001. There are also transition provisions that apply to business combinations completed before July 1, 2001, that were accounted for by the purchase method. SFAS 142 is effective for fiscal years beginning after December 15, 2001 for all goodwill and other intangible assets recognized in an entity's statement of financial position at that date, regardless of when those assets were initially recognized. The statement changes the accounting for goodwill and other indefinite life intangible assets from an amortization method to an impairment only approach. Upon adoption of the statement, which for the Company will be the beginning of fiscal year 2002, amortization of

                              INNOTRAC CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

current goodwill will cease, thereby reducing amortization expense for 2002 by approximately $0.9 million after factoring in the recent earn-out payment. In 2001, amortization expense associated with goodwill was $0.3 million. The Company plans to complete its impairment analysis during the first quarter of 2002 and will recognize an impairment, if any, at that time.

In June 2001, the FASB also issued SFAS No. 143, "Accounting for Asset Retirement Obligations," effective for fiscal years beginning after June 15, 2002. SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or the normal operation of a long-lived asset, except for certain obligations for leases and the associated asset retirement costs. The statement required that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company does not anticipate that the adoption of SFAS 143 will have a material effect on the Company's financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long Lived Assets to be Disposed of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," and amends APB No. 51, "Consolidated Financial Statements." SFAS 144 retains many of the requirements of SFAS 121 and the basic provisions of APB Opinion 30; however, it establishes a single accounting model for long-lived assets to be disposed of by sale. SFAS 144 furthermore resolves significant implementation issues related to SFAS 121. The provisions of the statement are effective for financial statements issued for fiscal years beginning after December 15, 2001 and are to be applied prospectively. The Company does not anticipate that the adoption of SFAS 144 will have a material effect on the Company's financial position or results of operations.

                              INNOTRAC CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.       ACCOUNTS RECEIVABLE

Accounts receivable were composed of the following at December 31, 2001 and 2000 (in 000's):

                                                  2001             2000
                                                --------         --------
Billed receivables                              $ 16,846         $ 31,933
Unbilled receivables                                  79            2,700
                                                --------         --------
                                                  16,925           34,633
Less: Allowance for doubtful accounts             (3,263)          (3,416)
                                                --------         --------
                                                $ 13,662         $ 31,217
                                                ========         ========

4.       FINANCING OBLIGATIONS

The Company has a revolving credit agreement with a bank for borrowings up to $40 million. An amendment to the revolving credit agreement was entered into during 2001 that eliminated borrowings based on specified advance rates resulting in availability of the entire $40 million line of credit. Interest is payable monthly at rates equal to the prime rate, or at the Company's option, LIBOR plus up to 225 basis points. The line of credit is secured by all assets of the Company and expires on June 1, 2002. At December 31, 2001 and 2000, the Company had no balance outstanding on the line of credit.

The Company incurred unused revolving credit facility fees of approximately $85,000 during the year ended December 31, 2001. During the years ended December 31, 2000 and 1999, the Company incurred interest expense related to the line of credit of $0.5 million and $1.3 million, respectively, based on weighted average interest rates of 7.49% and 6.26%, respectively.

The revolving line of credit agreement contains various restrictive financial and change of ownership control covenants. At December 31, 2001, the Company was in compliance with all covenants.

                              INNOTRAC CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.       COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

Innotrac leases office and warehouse space and equipment under various operating leases. The primary office and warehouse operating leases provide for escalating payments over the lease term. Innotrac recognizes rent expense on a straight-line basis over the lease term. The Company also has capital lease obligations that expire over the next three years primarily for warehouse equipment and computer hardware.

Aggregate future minimum lease payments under noncancellable operating and capital leases with original periods in excess of one year as of December 31, 2001 are as follows (in 000's):

                                      CAPITAL      OPERATING
                                      LEASES        LEASES
                                      -------      ---------
2002 .........................        $  302        $ 5,456
2003 .........................           138          3,542
2004 .........................            97          3,088
2005 .........................            58          2,147
2006 .........................             0          2,170
Thereafter ...................             0          2,818
                                      ------        -------
Total minimum lease payments...       $  595        $19,221
                                                    =======
   Amount related to interest            (75)
                                      ------
   Capital lease obligations             520
   Current portion                      (302)
                                      ------
   Long-term portion                  $  218
                                      ======

Rent expense under all operating leases totaled approximately $4.2 million, $3.1 million and $2.0 million during the years ended December 31, 2001, 2000 and 1999, respectively.

LEGAL PROCEEDINGS

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. There are no material pending legal proceedings to which the Company is a party.

6.       INCOME TAXES

Details of the income tax (provision) benefit for the years ended December 31, 2001, 2000 and 1999 are as follows (in 000's):

                              2001             2000             1999
                            --------         --------         --------
Current                     $    815         $  8,457         $ (4,565)
Deferred                      (3,388)           5,627           (1,824)
                            --------         --------         --------
                            $ (2,573)        $ 14,084         $ (6,389)
                            ========         ========         ========

                              INNOTRAC CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred income taxes reflect the net effect of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Companies' deferred tax assets and liabilities as of December 31, 2001 and 2000 are as follows (in 000's):

                                                           2001            2000
                                                         --------        --------
Current deferred tax assets:
     Allowance for doubtful accounts                       1,466           1,351
     Reserve for returns and equipment losses                413           1,512
     Other reserves                                          857           1,121
                                                         -------         -------
                                                           2,736           3,984
                                                         -------         -------
Noncurrent deferred tax assets (liabilities):
     Net operating loss carryforwards                    $ 1,910           3,428
     Depreciation                                         (1,454)           (810)
     Other                                                   (18)            (39)
                                                         -------         -------
                                                             438           2,579
                                                         -------         -------
Net deferred tax asset                                   $ 3,174         $ 6,563
                                                         =======         =======

Management believes that sufficient income will be earned in the future to realize the net deferred tax assets.

At December 31, 2001, the Company had net operating loss ("NOL") carryforwards of approximately $5.0 million for income tax purposes, which primarily begin to expire beginning in 2020. Section 382 of the Internal Revenue Code limits the utilization of net operating loss carryforwards when there are changes in ownership greater than 50%, as defined. If such a change occurs, the timing of the Company's utilization of its NOL carryforwards could be impacted.

A reconciliation of the income tax (provision) benefit computed at statutory rates to the income tax (provision) benefit for the years ended December 31, 2001, 2000 and 1999 is as follows:

                                                           2001            2000         1999
                                                          -----           -----       -------
Federal statutory rate                                    (34.0)%         35.0%       (35.0)%
(Increase) decrease in taxes resulting from:
     State income taxes, net of federal benefit            (4.0)           4.0         (4.0)
     Items not deductible for tax purposes                 (4.3)           0.7         (0.6)
     Other                                                 (0.1)          (0.4)         0.2
                                                          -----           ----        -----
                                                          (42.4)%         39.3%       (39.4)%
                                                          =====           ====        =====

                              INNOTRAC CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.     EARNINGS PER SHARE

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

                                                              2001          2000          1999
                                                             ------        ------        ------
         Diluted earnings per share:
              Weighted average shares outstanding            11,318        11,212         9,911
              Employee and director stock options               372            --           122
                                                             ------        ------        ------
              Weighted average shares                        11,690        11,212        10,033
                   assuming dilution                         ======        ======        ======

8.       ACQUISITIONS

On July 24, 2001, the Company acquired the assets and assumed specified liabilities of iFulfillment, Inc. ("iFulfillment") for approximately $5.8 million. iFulfillment is located in a 354,000 square foot leased facility in Bolingbrook, Illinois and specializes in fully integrated, automated order fulfillment services for multi-channel retailers and catalogers, including such clients as Nordstrom.com, Wilsons Leather and Archibald Candies. The transaction was accounted for under the purchase method of accounting and, accordingly, the operating results of iFulfillment have been included since the date of acquisition in the Company's consolidated results of operations. The Company has accounted for this transaction in accordance with the provisions of SFAS 141 and SFAS 142. The following table summarizes the assets purchased and liabilities assumed as well as the preliminary allocation of the purchase price to various intangibles and goodwill (in 000's):

                Purchase price                       $5,813
                Current assets                          207
                Current liabilities                  (2,094)
                Property                              1,417
                Other liabilities                      (632)
                Customer contract                       250
                Goodwill                              6,665

This allocation represents management's best estimate of the values acquired. This allocation is subject to change up to one year from the date of acquisition, but management does not currently anticipate any material changes.

                              INNOTRAC CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On December 8, 2000, the Company acquired UDS, which was accounted for under the purchase method of accounting. At December 31, 2001, the Company recorded an accrual for approximately $15.3 million for payment to the sellers of UDS under the terms of an earn-out provision contained in the December 8, 2000 Merger Agreement. The earn-out accrual was recorded as additional purchase price consideration. In February 2002, the payment was made consisting of $13.7 million of cash and 310,000 shares of the Company's common stock valued at $1.6 million. As a result, goodwill related to UDS amounted to $18.8 million, net of accumulated amortization of $0.3 million.

Neither of the transactions was deemed to be material at the time of the acquisitions; accordingly, no proforma results are presented herein. However, as according to the transition provisions of SFAS 142, the Company's consolidated proforma net income and diluted earnings per share for 2001 with non-amortization of goodwill would have been $4.5 million and $0.39 per share, respectively. There was no material impact for the year ended December 31, 2000.

9.       SHAREHOLDERS' EQUITY

Innotrac has authorized 50,000,000 shares of Common Stock, $0.10 par value, and 10,000,000 shares of Preferred Stock, $0.10 par value. At December 31, 2001 and 2000, there were 11,674,595 shares of common stock and no shares of preferred stock outstanding.

In June 2000, the Company's Board of Directors authorized the repurchase, at the direction of senior management, of up to $5.0 million of the Company's common stock. During the years ended December 31, 2001 and 2000, the Company had repurchased approximately 6,400 and 45,000 shares at a total cost of $49,000 and $206,000, respectively. The repurchased shares are recorded at cost as treasury stock and result in a reduction of shareholder's equity.

Subsequent to December 31, 2001, the Company's Board of Directors authorized the repurchase, at the direction of senior management, of up to an additional $10.0 million of the Company's common stock.

10.      EMPLOYEE RETIREMENT PLAN

Innotrac employees may participate in a 401(k) defined contribution plan. The plan covers all employees who have at least six months of service and are 18 years of age or older. Participants may elect to defer up to 15% of compensation up to a maximum amount determined annually pursuant to IRS regulations. Innotrac has elected to provide matching employer contributions equal to 15% of contributions for less than five years of service, 25% of contributions for five to nine years of service, and 35% of contributions for over nine years of service. Total matching contributions made to the plan and charged to expense by Innotrac for the year ended December 31, 2001 was approximately $108,000. The Company's matching for the years ended December 31, 2000 and 1999 were not material.

                              INNOTRAC CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.      STOCK BASED COMPENSATION

The Company has adopted two stock option plans: the 1997 and 2000 Stock Option and Incentive Award Plans ("The Plans"). The Plans provide key employees, officers, directors, contractors and consultants an opportunity to own shares of common stock of the Company and to provide incentives for such persons to promote the financial success of the Company. Awards under The Plans may be structured in a variety of ways, including as "incentive stock options" as defined in Section 422 of the Internal Revenue Code, as amended, non-qualified stock options, restricted stock awards, and stock appreciation rights ("SARs"). Incentive stock options may be granted only to full-time employees (including officers) of the Company and its subsidiaries. Non-qualified options, restricted stock awards, SARs, and other permitted forms of awards may be granted to any person employed by or performing services for the Company, including directors, contractors and consultants. The 1997 Stock Option Plan and 2000 Stock Option Plan, as amended, provide for the issuance of options to purchase up to an aggregate of 800,000 shares and 2,800,000 shares of common stock, respectively.

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

A summary of the options outstanding and exercisable by price range as of December 31, 2001 is as follows (shares in 000's):

                                         Options Outstanding                                          Options Exercisable
                                         -------------------                                          -------------------
                                                   Weighted Average                                                    Weighted
         Range of                   As of             Remaining         Weighted Average           As of               Average
      Exercise Prices         December 31, 2001    Contractual Life      Exercise Price      December 31, 2001      Exercise Price
      ---------------         -----------------    ----------------     ----------------     -----------------      --------------
       $1.77 - $3.54                 440                  9.0                $  3.13                 --              $   --
       $3.54 - $5.31                 322                  8.4                   4.86                 --                  --
       $5.31 - $7.07                 343                  8.9                   6.53                 --                  --
       $7.07 - $8.84                 345                  8.8                   7.37                 --                  --
       $8.84 - $10.61                239                  5.8                   9.10                239                9.10
      $10.61 - $12.38                 30                  6.3                  12.00                 30               12.00
      $12.38 - $14.15                 37                  5.1                  13.31                 25               13.52
      $15.92 - $17.68                 35                  7.2                  16.71                 25               17.00
                             ---------------------------------------------------------------------------------------------------
                                   1,791                  8.2                 $ 6.33                319              $10.34
                             ===================================================================================================

                              INNOTRAC CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A summary of the status of the Company's two stock option plans as of December 31, 2001, 2000 and 1999 is as follows (shares in 000's):

                                                            Shares         Weighted Average Price
                                                           --------        ----------------------
Outstanding at December 31, 1998                                363                $   9.42
Granted                                                         209                   14.35
Exercised                                                       (13)                  11.33
Forfeited                                                       (31)                  14.11
                                                           --------                --------
Outstanding at December 31, 1999                                528                   10.98
Granted                                                       1,730                    5.01
Forfeited                                                      (459)                   7.14
                                                           --------                --------
Outstanding at December 31, 2000                              1,799                    6.19
Granted                                                         454                    7.35
Forfeited                                                      (462)                   6.98
                                                           --------                --------
Outstanding at December 31, 2001                              1,791                $   6.33
                                                           ========                ========
Options exercisable at December 31, 2001                        319                $  10.34
                                                           ========                ========

The Company accounts for The Plans under APB No. 25, under which no compensation cost has been recognized. Had compensation cost for stock options been determined under SFAS No. 123, the Company's net income (loss) and net income
(loss) per share would have been the following pro forma amounts (in 000's, except per share data):

                                                                                      YEAR ENDED DECEMBER 31,
                                                                            -----------------------------------------
                                                                              2001            2000             1999
                                                                            --------        --------         --------
         Net income (loss)                                                  $  4,385        $(21,575)        $  9,835
         Pro forma net income (loss) adjusted for the
             impact of SFAS No. 123                                         $  3,350        $(22,347)        $  9,048

         Diluted net income (loss) per share                                $   0.30        $  (1.92)        $   0.98
         Pro forma net income (loss) per share adjusted for the
             impact of SFAS No. 123                                         $   0.29        $  (1.99)        $   0.90

The Company has computed for pro forma disclosure purposes the value of all options granted using the Black-Scholes option-pricing model as prescribed by SFAS No. 123 using the following weighted average assumptions:

                                                                              2001            2000             1999
                                                                            --------        --------         --------
         Risk-free interest rate                                                5.45%           5.44%            6.34%
         Expected dividend yield                                                   0%              0%               0
         Expected lives                                                     2.7 Years       2.7 Years        2.7 Years
         Expected volatility                                                    84.3%           90.4%            80.5%

                              INNOTRAC CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.      QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

(In 000's, except per share data)                 First           Second            Third          Fourth
                                                ---------        --------         ---------       --------
2001 Quarters:
     Revenues, net                              $ 24,921         $ 26,025         $ 22,406        $ 21,441
     Operating income (loss)                        (824)           1,782            1,940           2,615
     Net income                                      500            1,035            1,264           1,586
     Net income per share-basic                     0.04             0.09             0.11            0.15
     Net income per share-diluted               $   0.04         $   0.09         $   0.11        $   0.14

2000 Quarters:
     Revenues, net                              $ 47,850         $ 50,352         $ 50,284        $ 25,599
     Operating (loss) income                      (1,614)         (15,337)             283         (18,969)
     Net (loss) income                            (1,124)          (9,206)             319         (11,564)
     Net (loss) income per share-basic             (0.10)           (0.82)            0.03           (1.03)
     Net (loss) income per share-diluted        $  (0.10)        $  (0.82)        $   0.03        $  (1.03)

1999 Quarters:
     Revenues, net                              $ 67,320         $ 57,496         $ 51,661        $ 50,534
     Operating income                              5,784            5,869            4,075           1,926
     Net income                                    3,286            3,266            2,303             980
     Net income per share-basic                     0.37             0.36             0.22            0.09
     Net income per share-diluted               $   0.36         $   0.36         $   0.22        $   0.09

13.      SPECIAL CHARGES

During 2000, the Company substantially completed its migration towards a fee-for-service business model, which eliminates inventory ownership risk and also elected to discontinue its front-end web site development, maintenance and hosting services to its e-commerce clients. As a result of these significant changes in the Company's business, a special pre-tax charge of $34.3 million was recognized. The special charges of $34.3 million for the year ended December 31, 2000 includes the following: $24.4 million for inventory, accounts receivable and other items primarily related to the Company's shift to a fee-for-service business model; $6.2 million for the impairment of long-lived assets primarily due to the abandonment of specified software development projects; and $3.7 million in costs to exit the e-commerce business related to web development, maintenance and hosting services. The Company has approximately $4.6 million in remaining accruals related to the special charges at December 31, 2001, which include $2.8 million for the Company's shift to a fee-for-service business model and $1.8 million for e-commerce exit costs. Cash payments during 2001 totaled approximately $2.3 million. The Company expects that substantially all of the remaining accruals either will be utilized or reversed to income during the year ended December 31, 2002. Any accruals reversed to income will be reported as a special item.