Form 10-K, Exhibit 13
period 2002-12-31
INNOTRAC CORP
filed 2003-03-31
CIK 1051114

                                                                    EXHIBIT 13.1


                            SELECTED FINANCIAL DATA

The following table sets forth selected financial data for the Company. The selected historical statements of operations data for each of the years ended December 31, 2002, 2001, 2000, 1999 and 1998 and the selected historical balance sheet data for the periods then ended have been derived from the Company's audited Consolidated Financial Statements for the years ended December 31, 2002, 2001, 2000, 1999 and 1998. As discussed in Note 2 to the Consolidated Financial Statements, the Company adopted Emerging Issues Task Force ("EITF") No. 01-14, "Income Statement Characterization of Reimbursements Received for Out-of-Pocket Expenses Incurred" on January 1, 2002, which requires the presentation of reimbursed out-of-pocket expenses on a gross basis as revenues and expenses. In accordance with the adoption of EITF 01-14, reimbursements from customers, which primarily represent freight and postage fees, are presented on a gross basis for each of the years ended December 31, 2002, 2001, 2000, 1999, and 1998.


         RESULTS FOR YEAR ENDED DECEMBER 31:           2002           2001            2000            1999            1998
                                                   ---------------------------------------------------------------------------
         (IN 000'S, EXCEPT PER SHARE AMOUNTS)
         Revenues                                  $    82,420     $   121,859     $   202,975     $   258,267     $   139,673
         Cost of revenues                               46,444          68,153         161,972         206,739          90,195
         Special charges (credits)                        (293)             --          16,462              --              --
                                                   -----------     -----------     -----------     -----------     -----------
         Gross profit                                   36,269          53,706          24,541          51,528          49,478
                                                   -----------     -----------     -----------     -----------     -----------
         OPERATING EXPENSES:

         Selling, general and administrative            37,332          43,329          38,209          30,460          31,332
         Special charges                                   404              --          17,801              --              --
         Depreciation and amortization                   5,336           4,864           4,168           3,414           3,843
                                                   -----------     -----------     -----------     -----------     -----------
         TOTAL OPERATING EXPENSES                       43,072          48,193          60,178          33,874          35,175
                                                   -----------     -----------     -----------     -----------     -----------
         Operating income (loss)                        (6,803)          5,513         (35,637)         17,654          14,303
                                                   -----------     -----------     -----------     -----------     -----------
         Interest (income) expense, net                    318            (532)             80           1,370             956
         Other (income) expense                           (124)            (20)            141              60              35
                                                   -----------     -----------     -----------     -----------     -----------
         TOTAL OTHER (INCOME) EXPENSE                      194            (552)            221           1,430             991
                                                   -----------     -----------     -----------     -----------     -----------

         Income (loss) before income taxes
                    and minority interest               (6,997)          6,065         (35,858)         16,224          13,312
         Income tax (provision) benefit                  2,578          (2,573)         14,084          (6,389)         (3,743)
                                                   -----------     -----------     -----------     -----------     -----------
         Net income (loss) before minority
                    interest                            (4,419)          3,492         (21,774)          9,835           9,569
         Minority interest, net of income taxes             --            (893)           (199)             --              --
                                                   -----------     -----------     -----------     -----------     -----------
          NET INCOME (LOSS)                        $    (4,419)    $     4,385     $   (21,575)    $     9,835     $     9,569
                                                   ===========     ===========     ===========     ===========     ===========
         Net income (loss) per share-basic         $     (0.38)    $      0.39     $     (1.92)    $      0.99     $      1.01
         Net income (loss) per share-diluted       $     (0.38)    $      0.38     $     (1.92)    $      0.98     $      1.00

         COMMON STOCK INFORMATION:
         Average number of common shares
                    outstanding-basic                   11,516          11,318          11,212           9,911           8,096
         Book value per common share(1)            $      5.20     $      5.59     $      5.23     $      7.99     $      4.24

         YEAR-END FINANCIAL POSITION:
         Current assets                            $    41,619     $    58,093     $    76,150     $    94,810     $    66,416
         Current liabilities                            20,143          35,717          34,175          24,930          39,563
         Property and equipment, net                    18,915          14,500          13,717           8,922           7,463
         Total assets                                   95,499          99,393          97,145         104,218          73,992
         Long-term obligations                          15,497             393             166              75             135
         Total liabilities                              35,640          36,110          34,341          25,005          39,698
         Total shareholders' equity                $    59,859     $    63,283     $    58,635     $    79,213     $    34,294


(1) Book value per common share is calculated by dividing total shareholders' equity at year end by the basic average number of common shares outstanding.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


The following discussion may contain certain forward-looking statements that are subject to conditions that are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ include, but are not limited to, the Company's reliance on a small number of major clients; risks associated with the terms and pricing of our contracts; reliance on the telecommunications industry and the effect on the Company of the recent dramatic downturn in the industry; risks associated with changing technology and supporting existing technology; risks associated with competition; and other factors discussed in more detail under "Business" in our Annual Report on Form 10-K.

OVERVIEW

Innotrac Corporation ("Innotrac" or the "Company"), founded in 1984 and headquartered in Atlanta, Georgia, provides order processing, order fulfillment and call center services to large corporations that outsource these functions. In order to perform call center and fulfillment functions in-house, a company may be required to develop expensive, labor-intensive infrastructures, which may divert its resources and management's focus from its principal or core business. By assuming responsibility for these tasks, we strive to improve the quality of the non-core operations of our clients and to reduce their overall operating costs. We enable our clients to manage their sales channels efficiently by utilizing our core competencies, which include:

         -        Fulfillment Services:

                  -        sophisticated warehouse management technology
                  -        automated shipping solutions
                  -        real-time inventory tracking and order status
                  -        purchasing and inventory management
                  -        channel development
                  -        zone skipping for shipment cost reduction
                  -        product sourcing and procurement
                  -        packaging solutions
                  -        back-order management
                  -        returns management

         -        Call Center Services:

                  -        inbound call center services
                  -        technical support and order status
                  -        returns and refunds processing
                  -        call centers integrated into fulfillment platform
                  -        cross-sell/up-sell services
                  -        collaborative chat
                  -        intuitive e-mail response

We receive most of our clients' orders either through inbound call center services, electronic data interchange ("EDI") or the internet. On a same day basis, depending on product availability, the Company picks, packs, verifies and ships the item, tracks inventory levels through an automated, integrated perpetual inventory system, warehouses data and handles customer support inquiries.

During the 1990s, we had a high focus on the telecommunications industry because of its growth characteristics and increasing marketing needs. These characteristics have changed quite dramatically in the

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


last several years as growth in the telecommunications industry has slowed and the industry has contracted. However, we continue to provide customer support services and fulfillment of telephones, Caller ID equipment, Digital Subscriber Line ("DSL") and Cable Modems and other telecommunications products to companies such as BellSouth Corporation ("BellSouth"), Warranty Corporation of America ("WACA") and Qwest Communications International, Inc. ("Qwest") and their customers. During the year ended December 31, 2002, approximately 26.5% of our revenues were generated from telecommunications clients and 19.3% of revenues were from DSL and cable modem clients. Approximately 59.6% of our 2001 revenues were from telecommunications and DSL clients. We anticipate that the percentage of our revenues attributable to telecommunications and DSL clients will continue to decrease during 2003 due to the addition of more retail clients.

During 2002, 54.2% of revenues were from retail, catalog and direct marketing clients which include such companies as Coca-Cola, Ann Taylor, Smith & Hawken, Tactica, Porsche, Nordstrom.com, Wilsons Leather, Martha Stewart Omnimedia, Books are Fun (a division of Readers' Digest) and Thane International. We take orders for our retail, catalog and direct marketing clients via the internet, through a customer service representative at our Pueblo and Reno call centers or through direct electronic transmission from our clients. The orders are processed through one of our order management systems and then transmitted to one of our seven fulfillment centers located across the country and are shipped to the end consumer typically within 24 hours of when the order is received. Inventory for our retail clients is held on a consignment basis, with minor exceptions, and includes items such as shoes, dresses, accessories, books and outdoor furniture.

With the conversion of a majority of our clients to a fee-for-service model during 2000 and 2001, we no longer purchase and sell products from third party manufacturers for our clients. Instead, we warehouse products on a consignment basis and fulfill orders on behalf of our customers for a fee. We continue to purchase and own inventory for certain clients (primarily BellSouth), but on a significantly reduced risk basis as a result of client guarantees and contractual indemnifications. This model substantially reduces revenues as the pass through cost of purchased inventory is no longer included in revenues. This was the primary reason for decreased revenues in 2000 and 2001 as compared to prior years.

During 2002, the Company began applying the consensus reached in Emerging Issues Task Force ("EITF") No. 01-14, "Income Statement Characterization of Reimbursements Received for Out-of-Pocket Expenses Incurred" which requires the presentation of reimbursed out-of-pocket expenses on a gross basis as revenues and expenses. As required, the Company reclassified the prior period financial information presented herein to comply with the guidance in EITF 01-14. Accordingly, freight and postage charges in the Company's fulfillment business during the years ended December 31, 2002, 2001, and 2000 totaling $13.5 million, $27.1 million and $28.9 million, respectively have been presented as revenues and cost of revenues in the corresponding Consolidated Statements of Operations. The 2001 and 2000 reclassification has no impact on net income.

In an effort to reduce our industry and client concentration and to expand our national presence, we acquired iFulfillment, Inc. ("iFulfillment") in July 2001 and Universal Distribution Services, Inc. ("UDS") in December 2000. Our iFulfillment subsidiary specializes in fully integrated, automated, order fulfillment services for multi-channel retailers and catalogers including such clients as Nordstrom.com, Wilsons Leather and Martha Stewart Omnimedia. It is located in a 354,000 square foot leased facility in Bolingbrook, Illinois. Due to the addition of a sizable new client, in September 2002 we leased an additional 150,204 square feet in a nearby facility. This new facility has expansion space of an additional 105,357 square feet that we expect to utilize in 2003. Our UDS division provides integrated order processing, order management, fulfillment and customer relationship management services. UDS's customer base comprises traditional direct marketing companies including Thane International and Tactica. It is located in a 275,000 square foot facility in Reno, Nevada. During 2001, we expanded UDS's business by taking advantage of our East Coast capabilities. Under the terms of Innotrac's merger agreement with UDS, the former shareholders of UDS may receive, as part of the consideration paid for their shares, annual contingent payments based on the operating income generated by

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


our UDS division over a three-year period that commenced December 1, 2000. For the first year of the earn-out period, UDS's stockholders received approximately $13.7 million in cash and 310,000 shares of our common stock pursuant to this arrangement. No earnout amounts were earned in the second year. We do not currently believe any additional contingent payments will be due.

In August 2002 we leased a 396,000 square foot fulfillment center near Cincinnati, in Hebron, Kentucky. This facility provides fulfillment for Smith & Hawken. Capital expenditures associated with this facility were approximately $4.6 million and were funded through our bank line of credit.

During 2002, the Company incurred significant start-up and associated technology costs for new client implementations. We added Martha Stewart Omnimedia and Smith & Hawken to the Reno system. As part of the migration of those two new clients onto the system we added the requisite functionality and customization. The customized nature of the system required significant resources to properly scale the system to meet our clients' needs and resulted in a considerable upswing in IT costs in 2002.

RESULTS OF OPERATIONS

The following table sets forth summary operating data, expressed as a percentage of revenues, for the years ended December 31, 2002, 2001 and 2000. Operating results for any period are not necessarily indicative of results for any future period.

During 2001, the Emerging Issues Task Force ("EITF") issued EITF No. 01-14, "Income Statement Characterization of Reimbursements Received for Out-of-Pocket Expenses Incurred," which was adopted by the Company as of January 1, 2002. EITF No. 01-14 states that reimbursements received from customers for out-of-pocket expenses incurred on their behalf should be characterized on a gross basis as revenue in the Company's statement of operations. Prior to the adoption of this standard, the Company netted reimbursements from customers, primarily for freight and postage fees, against the related expenses within revenues. With the adoption of this standard, the Company has reclassified these expenses as revenues and cost of revenues, and has conformed this presentation for all periods presented. The adoption of EITF No. 01-14 increased the reimbursable costs line item within total revenues and total cost of revenues from amounts previously reported in 2001 and 2000 by $27.1 million and $28.9 million, respectively.

The financial information provided below has been rounded in order to simplify its presentation. However, the percentages below are calculated using the detailed information contained in the consolidated financial statements and notes thereto.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


                                                                         YEAR ENDED DECEMBER 31,
                                                                     2002         2001         2000
                                                                    --------------------------------
         Revenues, net                                              100.0%       100.0%       100.0%
         Cost of revenues                                            56.4         55.9         79.8
         Special charges (credits), net                              (0.4)          --          8.1
                                                                    --------------------------------
            Gross profit                                             44.0         44.1         12.1
         Selling, general and administrative                         45.3         35.6         18.8
         Special charges, net                                         0.5           --          8.8
         Depreciation and amortization                                6.5          4.0          2.0
                                                                    --------------------------------
            Operating income (loss)                                  (8.3)         4.5        (17.5)
         Other (income) expense                                       0.2         (0.5)         0.1
                                                                    --------------------------------
            Income (loss) before taxes and minority interest         (8.5)         5.0        (17.6)
         Income tax (provision) benefit                               3.1         (2.1)         6.9
                                                                    --------------------------------
            Net income (loss) before minority interest               (5.4)         2.9        (10.7)
         Minority interest, net of income taxes                        --         (0.7)        (0.1)
                                                                    --------------------------------
            Net income (loss)                                        (5.4)%        3.6%       (10.6)%
                                                                    ================================

SPECIAL CHARGES

The special charges of $34.3 million for the year ended December 31, 2000 include the following: $24.4 million for inventory, accounts receivable and other items primarily related to the Company's shift to a fee-for-service business model; $6.2 million for the impairment of long-lived assets primarily due to the abandonment of specified software development projects; and $3.7 million in costs to exit the e-commerce business related to web development, maintenance and hosting services. At December 31, 2002 and 2001, the Company had approximately $277,000 and $4.6 million, respectively, in remaining accruals related to the special charges recorded during the year ended December 31, 2000. The remaining accruals at December 31, 2002 relate to exiting the front-end e-commerce and web hosting business.

The Company recognized approximately $3.0 million of special credits during the year ended December 31, 2002, related to gains realized on sales of inventory items which were previously written off as special charges in previous periods, cash collected for accounts receivable that were written off as special charges in previous periods, redeployment of leased computer hardware for which the leases were fully accrued for as special charges in previous periods, and client contract amendments which resulted in reduced liabilities. These amounts were recorded as a reduction in the special charge line items in the consolidated statements of operations. The remaining special charge liability, which is associated with one specific client, is expected to be fully utilized by the end of 2003.

During 2002, the Company also recognized an additional $3.1 million in special charges. Approximately $2.4 million of these charges were related to capitalized hardware and software costs for systems purchased specifically for a potential new client which were subsequently not utilized as originally planned. The loss of the potential customer indicated that the carrying value of the asset group was potentially not recoverable, and therefore, an impairment test under the provisions of SFAS No. 144 was performed. As fair market value of the asset group was not readily determinable, a discounted, probability weighted cash flow model was utilized as a basis to determine fair value. As a result of the cash flow analysis, a $2.4 million impairment charge was recorded. Of the remaining charges, approximately $500,000 related to the write-down to net realizable value of specified fixed assets obtained as part of the December 2000 acquisition of UDS which were being utilized for one specific customer who ceased conducting business with UDS. The balance of approximately $200,000 was related to severance costs for positions which were eliminated.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

Revenues. The Company's net revenues decreased 32.4% to $82.4 million for the year ended December 31, 2002 from $121.9 million for the year ended December 31, 2001. The decrease in revenues is primarily due to the loss of the SBC contract which ended on November 30, 2001 and represented approximately $15.3 million of revenues during the year ended December 31, 2001; completion of the fee-for-service transition; and a significant decrease in freight revenues due to clients utilizing their own direct billed freight accounts. This decline in revenues was partially offset by the re-initiation of fulfillment services of consumer premise equipment ("CPE") during the third quarter of 2001 and the expansion of services to include wireless pager equipment with BellSouth during the fourth quarter of 2001, as well as the commencement of the Martha Stewart Living Omnimedia, Inc. contract in the first quarter of 2002 and the Smith and Hawken, Ann Taylor and Books Are Fun contracts in the third quarter of 2002.

Cost of Revenues. The Company's cost of revenues decreased 31.9% to $46.4 million for the year ended December 31, 2002 compared to $68.2 million for the year ended December 31, 2001. Cost of revenues decreased primarily due to a decrease in freight costs. A reduction in call center direct costs from the loss of the SBC contract in December 2001 and the subsequent closure of the Atlanta call center in January 2002 also contributed to the decrease in cost of revenues during 2002 as compared to 2001. This decline in cost of revenues was partially offset by expenses incurred in the second half of 2002 relating to additional fulfillment labor required to handle the start-up of several new fulfillment clients as outlined above.

Special Charges. The Company recognized approximately $293,000 related to gains realized on sales of inventory items previously written down as part of the 2000 special charge.

Gross Profit. For the year ended December 31, 2002, the Company's gross profit decreased to $36.3 million, or 44.0% of revenues, compared to $53.7 million, or 44.1% of revenues, for the year ended December 31, 2001. The decrease in gross profit was due primarily to the factors discussed above.

Selling, General and Administrative Expenses. S,G&A expenses for the year ended December 31, 2002 decreased 13.8% to $37.3 million or 45.3% of revenues compared to $43.3 million or 35.6% of revenues for the year ended December 31, 2001. The decrease in expenses in 2002 was mainly attributable to charges recorded during the first quarter of 2001, primarily for (i) the impairment of software development costs and severance costs related to Return.com and (ii) a significant decrease in bad debt expense in 2002. The decline in S,G&A costs was partially offset by increased costs from the acquisition of iFulfillment, Inc. in July 2001 and increased information technology and start-up expenses associated with new client implementations during 2002.

Special Charges. The Company recorded special charges of $3.1 million during 2002 primarily related to the impairment of capitalized hardware and software costs for systems not being utilized as originally planned. This was offset by the reversal of a portion of the 2000 special charges totaling approximately $2.7 million related to accounts receivable reserves that were no longer required, the redeployment of leased computer hardware which were previously fully reserved for as special charges, and client contract amendments which resulted in decreased future obligations to the Company.

Income Taxes. The Company's effective tax rate for the years ended December 31, 2002 and 2001 was a benefit of 36.8% and a provision of 42.4%, respectively. The decrease in the absolute rate was principally due to the impact of certain items not deductible for tax purposes.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

Revenues. The Company's net revenues decreased 40.0% to $121.9 million for the year ended December 31, 2001 from $203.0 million for the year ended December 31, 2000. The decrease in revenue is primarily due to the Company's switch to a fee-for-service model and the decline in sales of Caller ID equipment, offset by an increase in DSL modems fulfilled and increased revenues of $35.8 million from the Company's acquisition of Universal Distribution Services ("UDS"), which occurred in December 2000.

Cost of Revenues. The Company's cost of revenues decreased 57.9% to $68.2 million for the year ended December 31, 2001 compared to $162.0 million for the year ended December 31, 2000. Cost of revenues decreased primarily due to the decrease in equipment units sold, as opposed to fulfilled, by the Company due to the shift to fee-for-service and the decline in sales of Caller ID equipment offset by increased cost of revenues of $25.9 million as a result of the acquisition of UDS in December 2000.

Special Charges. The Company recorded a special charge of $16.5 million for inventory write-downs and write-offs during 2000, associated with its switch to a fee-for-service business model.

Gross Profit. For the year ended December 31, 2001, the Company's gross profit increased to $53.7 million, or 44.1% of revenues, compared to $24.5 million, or 12.1% of revenues, for the year ended December 31, 2000. The increase in gross profit was due primarily to the factors discussed above.

Selling, General and Administrative Expenses. S,G&A expenses for the year ended December 31, 2001 increased 13.4% to $43.3 million or 35.6% of revenues compared to $38.2 million or 18.8% of revenues for the year ended December 31, 2000. This increase in expenses was primarily attributable to the write-off of the Company's investment in Return.com; expenses incurred from the impairment of certain software development costs and other long-lived assets associated with the termination of the SBC contract; the closure of the Atlanta call center operations; and increased costs incurred from the acquisitions of iFulfillment in July 2001 and UDS in December 2000. The increase in expenses was offset by a reduction in expenditures for technology related to e-commerce applications and internal systems development during 2001.

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

Income Taxes. The Company's effective tax rate for the years ended December 31, 2001 and 2000 was 42.4% and 39.3%, respectively. The increase was principally due to the Company no longer investing in tax-exempt securities and certain items not deductible for tax purposes representing a greater percentage of taxable income.

LIQUIDITY AND CAPITAL RESOURCES.

The Company funds its operations and capital expenditures primarily through cash flow from operations and borrowings under a credit facility with a bank. The Company had cash and cash equivalents of approximately $961,000 at December 31, 2002 as compared to $9.4 million at December 31, 2001. Additionally, the Company had borrowings under its revolving credit facility (discussed below) of $14.4 million outstanding at December 31, 2002 as compared to $0 at December 31, 2001. Primary uses of cash, which will be discussed in greater detail below, were for capital expenditures of $12.8 million and an earn-out payment associated with a prior acquisition of $13.7 million.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company has a revolving credit agreement with a bank for borrowings up to $40 million. In May 2002, the Company extended its credit facility until June 2005. The Company and its subsidiaries have pledged all of its assets and provided guarantees to the lender as collateral under this revolving credit agreement. At December 31, 2002, the Company had approximately $14.4 million outstanding in borrowings under the line of credit. At December 31, 2001, the Company did not have any outstanding borrowings under the line of credit. The revolving line of credit agreement contains various restrictive financial and change of ownership control covenants. Noncompliance with any of the covenants allows the lender to declare any outstanding borrowing amounts to be immediately due and payable. The May 2002 amendment added provisions limiting borrowings under the agreement to a margin or borrowing base, as defined, which totaled $31.5 million at December 31, 2002 and tightened certain of the financial covenants. Additional modifications were made to the line of credit agreement in November 2002 and February 2003 addressing the financial covenants. At December 31, 2002, the Company was in compliance with all covenants under the amended and modified credit agreement.

The most restrictive financial covenant under the revolving credit agreement relates to a minimum tangible net worth requirement. Tangible net worth is computed as shareholders' equity less goodwill, other intangible assets and certain deferred costs. Included in the bank's definition of tangible net worth is the carrying amount of the Company's deferred tax asset. The Company's current minimum tangible net worth exceeds the required minimum tangible net worth as of December 31, 2002 by approximately $100,000. Compliance with the minimum tangible net worth covenant and other financial covenants are determined on a quarterly basis.

The revolving credit agreement is classified as a noncurrent liability in the Consolidated Balance Sheet as of December 31, 2002. During the first quarter of 2003, the Company is in ongoing negotiations with the lender to modify the terms and covenants of the revolving credit agreement. The result of these negotiations could require borrowings under this revolving credit agreement to be included in current liabilities in the future or if no agreement is reached, could result in a covenant violation.

Interest on borrowings is payable monthly at rates equal to the prime rate, or at the Company's option, LIBOR plus up to 225 basis points. During the years ended December 31, 2002 and 2000 the Company incurred interest expense related to the line of credit of approximately $266,100 and $433,300, respectively, resulting in a weighted average interest rate of 3.75% and 7.49%, respectively. The Company incurred no interest expense on this line during 2001. At December 31, 2002, the Company had $17.1 million available under the revolving credit agreement.

During the year ended December 31, 2002, the Company generated $3.9 million in cash flow from operating activities compared to $4.5 million in cash flow from operating activities in the same period in 2001. The decrease in cash from operating activities was primarily the result of a decrease of $8.8 million in net income offset by a decrease in inventories and an increase in accounts payable.

During the year ended December 31, 2002, net cash used in investing activities was $25.9 million as compared to $13.2 million in 2001. This difference was due to a $7.6 million increase in cash payments made related to prior acquisitions (including the earn-out payment of $13.7 million made in February 2002) and $12.8 million in capital expenditures, primarily in conjunction with the Company's new facility in Hebron-Cincinnati and capitalized technology costs. All of these expenditures were funded through existing cash on hand, cash flow from operations and borrowings under the Company's credit facility. Management does not anticipate any additional costs in 2003 associated with prior acquisitions and a substantially reduced level of capital expenditure spending.

During the year ended December 31, 2002, the net cash provided by financing activities was $13.6 million compared to a use of $0.2 million in the same period in 2001. The $13.8 million increase was primarily due to borrowings of $14.4 million under the credit facility less repayments of capital lease obligations, loan fees associated with amendments, modifications and waivers to the Company's credit facility and the buyback of

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


treasury shares with a purchase price of $448,000. The Company's stock buyback program expired in February 2003.

The Company estimates that its cash and financing needs through 2003 will be met by cash flows from operations and its credit facility. The Company may need to raise additional funds in order to take advantage of unanticipated opportunities, such as acquisitions of complementary businesses. There can be no assurance that the Company will be able to raise any such capital on terms acceptable to the Company or at all.

The Company's primary long-term contractual commitments consist of capital and operating leases. As previously discussed, the Company has largely transitioned from an inventory ownership to a fee-for-service model, so the Company's commitments to purchase inventory have been greatly reduced from historical levels. To the extent the Company commits to purchase and own inventory for certain clients, the Company now generally seeks client guarantees and contractual indemnifications to protect it from inventory risk. As of December 31, 2002, the Company had none of the following: guarantees of other entities' obligations, off-balance sheet or structured finance arrangements, synthetic leases, repurchase obligations or similar commercial or financing commitments. Additionally, the Company does not trade in commodity contracts.

The following table sets forth the Company's contractual commitments by period. For additional information, see Note 7 to the consolidated financial statements (in 000's).

                                                              Payments Due by Period
                                 --------------------------------------------------------------------------------------
                                     Total        Less than 1 year     1-3 years          4-5 years      After 5 years
                                 --------------   ----------------   --------------    --------------    --------------
         Capital leases          $          287    $          136    $          151    $           --    $           --
         Operating leases                30,171             6,866            12,126            10,279               900
         Line of credit                  14,372                --            14,372                --                --



QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS

Management believes the Company's exposure to market risks is immaterial. Innotrac holds no market risk sensitive instruments for trading purposes. At present, the Company does not employ any derivative financial instruments, other financial instruments or derivative commodity instruments to hedge any market risks and does not currently plan to employ them in the future. To the extent that the Company has borrowings outstanding under its credit facility, the Company will have market risk relating to the amount of borrowings due to variable interest rates under the credit facility. The Company's exposure is immaterial due to the short-term nature of these borrowings. Additionally, all of the Company's lease obligations are fixed in nature as noted in Note 7 to the consolidated financial statements, and the Company has no long-term purchase commitments.

CRITICAL ACCOUNTING POLICIES

Goodwill and Other Acquired Intangibles. Goodwill represents the cost of an acquired enterprise in excess of the fair market value of the net tangible and identifiable intangible assets acquired. Goodwill and other acquired intangibles related to business combinations prior to July 1, 2001 were being amortized over 5-20 years on a straight-line basis, which represented management's estimation of the related benefit to be derived from the acquired business. However, goodwill and other acquired intangibles from business combinations occurring after June 30, 2001 are accounted for under the transition provisions for business combinations of SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets" which includes the iFulfillment acquisition. The Company adopted SFAS No. 142 effective January 1, 2002, which changed the accounting for goodwill and other indefinite life intangibles from an amortization method to an impairment only approach. Under SFAS No. 142, goodwill impairment is deemed to exist if the net book

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

value of a reporting unit exceeds its estimated fair value. Upon completion of its analysis for impairment in the second quarter of 2002 in accordance with the adoption of SFAS No. 142, no impairment was determined to exist at that time.

Innotrac's goodwill carrying amount as of December 31, 2002 was $25.0 million. This asset relates to the goodwill associated with the Company's acquisition of Universal Distribution Services ("UDS") in December 2000 (including the earnout payment made to the former UDS shareholders in February 2002), and the acquisition of iFulfillment, Inc. in July 2001. In accordance with SFAS No. 142, the Company contracted with an independent third party valuation firm to perform a valuation in the first quarter of 2003. The third party valuation supported that the fair value of the reporting unit at January 1, 2003 exceeds the carrying amount of the net assets, including goodwill, and thus no impairment currently exists. Management has reviewed and concurs with the major assumptions used in the third party's valuation at January 1, 2003. The Company will perform this impairment test annually as of January 1 or sooner if circumstances indicate.

Deferred Tax Asset. Innotrac utilizes the liability method of accounting for income taxes. Under the liability method, deferred taxes are determined based on the difference between the financial and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. A valuation allowance is recorded against deferred tax assets if the Company considers it is more likely than not that deferred tax assets will not be realized. Innotrac's net deferred tax asset as of December 31, 2002 is $8.5 million. This net deferred tax asset was primarily generated by net operating loss carryforwards created primarily by two events, the special charge of $34.3 million recorded in 2000 and the net loss generated in 2002. Innotrac has a tax net operating loss carryforward of $27.6 million at December 31, 2002 that expires between 2018 and 2020. Although the Company has generated financial reporting and tax losses in 2000 and 2002, the Company was profitable in 2001. Further, 2000 and 2002 were the only years with losses since Innotrac began its operations in 1984. Management believes that its net operating loss carryforwards will be utilized before their expiration principally through future earnings. This assessment is based on management's expectations of increased revenues, lower selling, general and administrative expenses, reduced capital expenditures and no impairment losses related to goodwill in the future.

Innotrac's ability to generate the expected amounts of taxable income from future operations is dependent upon general economic conditions, competitive pressures on sales and margins and other factors beyond management's control. There can be no assurance that Innotrac will meet its expectations for future taxable income in the carryforward period. However, management considered the above factors in reaching the conclusion that it is more likely than not that future taxable income will be sufficient to fully realize the net deferred tax asset at December 31, 2002. The amount of the net deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 prohibits the use of pooling-of-interest for business combinations initiated after June 30, 2001 and also applies to all business combinations accounted for by the purchase method that are completed after June 30, 2001. There are also transition provisions that apply to business combinations completed after July 1, 2001, that were accounted for by the purchase method. SFAS No. 142 changes the accounting for goodwill and other indefinite life intangible assets from an amortization method to an impairment only approach. The Company adopted this statement effective January 1, 2002. During the two years ended December 31, 2001 and 2000 amortization expense associated with goodwill was approximately $239,800 and $14,500, respectively.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company has intangible assets that continue to be subject to amortization under the provisions of SFAS No. 142. The intangible assets consist of acquired customer contracts, which are included in other assets in the Company's consolidated balance sheets and which are amortized over a period of 1 to 5 years on a straight-line basis. At December 31, 2002 and 2001, the Company had intangible assets, consisting primarily of customer contracts, of approximately $589,000 and $958,000, net of accumulated amortization of approximately $671,000 and $302,000, respectively. Amortization expense of these intangible assets amounted to approximately $369,000, $285,000 and $16,800 during the years ended December 31, 2002, 2001 and 2000, respectively. Expected amortization expense for these intangible assets is $202,000 in 2003, $202,000 in 2004 and $185,000 in 2005.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long Lived Assets to be Disposed of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," and amends APB No. 51, "Consolidated Financial Statements." SFAS 144 retains many of the requirements of SFAS 121 and the basic provisions of APB Opinion 30; however, it establishes a single accounting model for long-lived assets to be disposed of by sale. The Company adopted SFAS No. 144 on January 1, 2002; the adoption did not have any effect on the Company's financial position or results of operations. The impairment loss recorded during the year ended December 31, 2002 was accounted for in accordance with the provisions of SFAS No. 144 (see Note 2).

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This Statement requires recording costs associated with exit or disposal activities at their fair values when a liability has been incurred. Under previous guidance, certain exit costs were accrued upon management's commitment to an exit plan, which is generally before an actual liability has been incurred. Adoption of this Statement is required at the beginning of fiscal year 2003. The Company does not anticipate that the adoption of SFAS No. 146 will have a material impact on its consolidated financial position, results of operations or cash flows.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure-an amendment to FASB Statement No. 123", which is effective for fiscal years beginning after December 15, 2002. SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company accounts for stock-based compensation under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." The Company intends to continue to account for stock-based employee compensation under APB No. 25. Note 2 to the financial statements includes the additional disclosure requirements of SFAS No. 148 as required by entities which continue to account for stock-based employee compensation under APB No. 25.

In November 2002, the FASB issued Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Other." FIN 45 requires footnote disclosure of the guarantees or indemnification agreements a company issues. With certain exceptions, these agreements will also require a company to prospectively recognize an initial liability for the fair value, or market value, of the obligations it assumes under the guarantee. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of the Interpretation are effective for financial statements of the interim or annual periods ending after December 15, 2002. The Company does not anticipate

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


that the adoption of the recognition and measurement provisions of FIN No. 45 will have a material impact on its consolidated financial position, results of operations or cash flows. The disclosure requirements of FIN No. 45 have been considered in the Company's 2002 consolidated financial statements.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Innotrac Corporation:

We have audited the accompanying consolidated balance sheet of Innotrac Corporation and its subsidiaries as of December 31, 2002, and the related consolidated statements of operations, shareholders' equity and cash flows for the year then ended. Our audit also included the 2002 financial statement schedule listed in the Index at Item 15 as Schedule II. These financial statements and financial statement schedule are the responsibility of the Corporation's management. Our responsibility is to express an opinion on the 2002 financial statements and financial statement schedule based on our audit. The financial statements and financial statement schedule as of December 31, 2001 and for each of the years in the two-year period then ended, before the reclassifications and inclusion of disclosure discussed in Notes 2 and 16 to the financial statements, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements and stated that such 2001 and 2000 financial statement schedules, when considered in relation to the 2001 and 2000 basic financial statements taken as a whole, presented fairly, in all material respects, the information set forth therein, in their reports dated February 8, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 consolidated financial statements present fairly, in all material respects, the financial position of Innotrac Corporation and its subsidiaries as of December 31, 2002, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the 2002 financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects the information set forth therein.

As discussed in Note 2 to the financial statements, in 2002 the Corporation changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142 (SFAS No. 142).

As discussed above, the financial statements of Innotrac Corporation and its subsidiaries as of December 31, 2001 and for each of the two years in the period then ended, were audited by other auditors who have ceased operations. These consolidated financial statements have been revised as follows:

         (a) As described in Note 2 under the heading "Revenue Recognition," the Corporation adopted EITF Issue No. 01-14, "Income Statement Characterization of Reimbursements Received for Out-of-Pocket Expenses Incurred," on January 1, 2002. We audited the reclassifications described in Note 2 and 16 that were applied to conform the 2001 and 2000 financial statements to the comparative presentation required by EITF Issue No. 01-14. Our audit procedures with respect to the reclassifications of out-of-pocket freight and postage expenses included (i) comparing the amounts shown for reimbursable costs in the Corporation's consolidated statements of operations to the Corporation's underlying records obtained from management, and (ii) on a test basis, comparing the underlying records obtained from management to independent supporting documentation, and (iii) testing the mathematical accuracy of the underlying analysis;

         (b) As described in Note 2 under the heading "Goodwill and Other Intangible Assets," transitional disclosures required by SFAS No. 142, which was adopted by the Corporation as of January 1, 2002, have been added. Our audit procedures with respect to the disclosures in Note 2 discussed above with respect to 2001 and 2000 included (i) comparing the previously reported net income to the previously issued financial statements and the adjustments to reported net income representing amortization expense (including any related tax effects) recognized in those periods to the Corporation's underlying analysis obtained from management, and (ii) testing the mathematical accuracy of the reconciliation of adjusted net income to reported net income, and the related earnings-per-share amounts;

         (c) As described in Note 16, disaggregations of certain financial statement amounts and note disclosures have been added. Our audit procedures with respect to the financial statement amounts and note disclosures described in Note 16 included (i) comparing the previously reported amounts to the Corporation's underlying records obtained from management, (ii) testing the mathematical accuracy of the disaggregation, and (iii) comparing added disclosure amounts to the Corporation's underlying records obtained from management.

         In our opinion, the reclassifications and disclosures for 2001 and 2000 described in Note 2 and Note 16 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 or 2000 financial statements of the Corporation other than with respect to such reclassifications and disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 or 2000 financial statements taken as a whole.



DELOITTE & TOUCHE LLP
Atlanta, Georgia
March 24, 2003

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULE 2-02 OF REGULATION S-X, THE FOLLOWING REPORT IS A COPY OF A REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN LLP, WHICH HAS CEASED OPERATIONS, AND HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP. ARTHUR ANDERSEN LLP REPORTED ON SUCH FINANCIAL STATEMENTS PRIOR TO THE RECLASSIFICATIONS AND REVISIONS DISCUSSED IN NOTE 2 AND NOTE 16 OF THE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

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

ARTHUR ANDERSEN LLP

Atlanta, Georgia
February 8, 2002

                              INNOTRAC CORPORATION
                           CONSOLIDATED BALANCE SHEETS
                                   (IN 000'S)


                                                                                     DECEMBER 31,
                                       ASSETS                                    2002            2001
                                       ------                                 -----------     -----------
         CURRENT ASSETS:
           Cash and cash equivalents                                          $       961     $     9,413
           Accounts receivable, net                                                14,203          13,662
           Inventories, net                                                        24,098          27,264
           Prepaid expenses and other                                               2,357           5,018
           Deferred income taxes                                                      552           2,736
                                                                              -----------     -----------
             TOTAL CURRENT ASSETS                                                  42,171          58,093
                                                                              -----------     -----------

         PROPERTY AND EQUIPMENT:
           Rental equipment                                                         1,372           2,003
           Computer, machinery and equipment                                       26,315          19,715
           Furniture, fixtures and leasehold improvements                           4,585           4,005
                                                                              -----------     -----------
                                                                                   32,272          25,723
           Less accumulated depreciation and amortization                         (13,357)        (11,223)
                                                                              -----------     -----------
                                                                                   18,915          14,500
                                                                              -----------     -----------

         Goodwill, net                                                             24,988          25,213
         Deferred income taxes                                                      7,940             438
         Other assets, net                                                          1,485           1,149
                                                                              -----------     -----------

             TOTAL ASSETS                                                     $    95,499     $    99,393
                                                                              ===========     ===========


                                                                                     DECEMBER 31,
                        LIABILITIES AND SHAREHOLDERS' EQUITY                      2002           2001
                        ------------------------------------                  -----------     -----------

         CURRENT LIABILITIES:
           Accounts payable                                                   $    13,517          $8,581
           Accrued earn-out payment                                                    --          15,275
           Accrued salaries and commissions                                         1,570           2,159
           Accrued expenses and other                                               5,056           9,702
                                                                              -----------     -----------
             TOTAL CURRENT LIABILITIES                                             20,143          35,717
                                                                              -----------     -----------

         NONCURRENT LIABILITIES:
           Line of credit                                                          14,372              --
           Other noncurrent liabilities                                             1,125             393
                                                                              -----------     -----------
              TOTAL NONCURRENT LIABILITIES                                         15,497             393
                                                                              -----------     -----------

         Commitments and contingencies


         SHAREHOLDERS' EQUITY:
           Preferred stock: 10,000,000 shares authorized,
             $0.10 par value, no shares outstanding                                    --              --
           Common stock: 50,000,000 shares authorized, $0.10 par value,
             11,674,595 (2002) and 11,364,595 (2001) shares issued,
             11,417,780 (2002) and 11,313,180 (2001) shares outstanding             1,167           1,136
           Additional paid-in capital                                              62,614          61,023
           Retained earnings (deficit)                                             (3,219)          1,201
           Accumulated other comprehensive income                                      --             178
           Treasury stock: 256,815 (2002) and 51,415 (2001) shares                   (703)           (255)
                                                                              -----------     -----------
             TOTAL SHAREHOLDERS' EQUITY                                            59,859          63,283
                                                                              -----------     -----------
             TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                       $    95,499     $    99,393
                                                                              ===========     ===========

              The accompanying notes are an integral part of these
                          consolidated balance sheets.

                              INNOTRAC CORPORATION
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                        (IN 000'S, EXCEPT PER SHARE DATA)


                                                         YEAR ENDED DECEMBER 31,
                                               -------------------------------------------
                                                   2002           2001             2000
                                               -----------     -----------     -----------
 Revenues, net                                 $    68,917     $    94,793     $   174,085
 Reimbursable costs                                 13,503          27,066          28,890
                                               -----------     -----------     -----------
       TOTAL REVENUES                               82,420         121,859         202,975
                                               -----------     -----------     -----------
 Cost of revenues                                   32,941          41,087         133,082
 Reimbursable costs                                 13,503          27,066          28,890
 Special charges (credits), net                       (293)             --          16,462
                                               -----------     -----------     -----------
        TOTAL COST OF REVENUES                      46,151          68,153         178,434
                                               -----------     -----------     -----------
           GROSS PROFIT                             36,269          53,706          24,541
                                               -----------     -----------     -----------
 OPERATING EXPENSES:
      Selling, general and administrative           37,332          43,329          38,209
      Special charges, net                             404              --          17,801
      Depreciation and amortization                  5,336           4,864           4,168
                                               -----------     -----------     -----------
      Total operating expenses                      43,072          48,193          60,178
                                               -----------     -----------     -----------
            OPERATING INCOME (LOSS)                 (6,803)          5,513         (35,637)
                                               -----------     -----------     -----------
 OTHER (INCOME) EXPENSE:
      Interest (income) expense, net                   318            (532)             80
      Other                                           (124)            (20)            141
                                               -----------     -----------     -----------
      TOTAL OTHER (INCOME) EXPENSE                     194            (552)            221
                                               -----------     -----------     -----------

 INCOME (LOSS) BEFORE INCOME
    TAXES AND MINORITY INTEREST                     (6,997)          6,065         (35,858)
 INCOME TAX (PROVISION) BENEFIT                      2,578          (2,573)         14,084
                                               -----------     -----------     -----------
 NET INCOME (LOSS) BEFORE MINORITY INTEREST         (4,419)          3,492         (21,774)
 MINORITY INTEREST, NET OF INCOME TAXES                 --            (893)           (199)
                                               -----------     -----------     -----------
            NET INCOME (LOSS)                  $    (4,419)    $     4,385     $   (21,575)
                                               ===========     ===========     ===========

 EARNINGS PER SHARE:
    Basic                                      $     (0.38)    $      0.39     $     (1.92)
                                               ===========     ===========     ===========
    Diluted                                    $     (0.38)    $      0.38     $     (1.92)
                                               ===========     ===========     ===========

 WEIGHTED AVERAGE SHARES OUTSTANDING:
    Basic                                           11,516          11,318          11,212
                                               ===========     ===========     ===========
    Diluted                                         11,516          11,690          11,212
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

                              INNOTRAC CORPORATION
                           CONSOLIDATED STATEMENTS OF
                              SHAREHOLDERS' EQUITY
                                   (IN 000'S)


                                                                                        Accumulated
                                             Common Stock                    Retained       Other
                                          ------------------    Paid-in      Earnings   Comprehensive  Treasury
                                          Shares     Amount     Capital     (Deficit)      Income       Stock        Total
                                          ------    --------    --------     --------     --------     --------     --------
 BALANCE AT DECEMBER 31, 1999             11,215    $  1,121    $ 59,701     $ 18,391     $     --     $     --     $ 79,213

 Issuance of common stock                    150          15       1,238           --           --           --        1,253

 Purchase of treasury stock                   --          --          --           --           --         (206)        (206)

 Restricted stock grant, net                  --          --         (50)          --           --           --          (50)

 Net loss                                     --          --          --      (21,575)          --           --      (21,575)
                                          ------    --------    --------     --------     --------     --------     --------
 BALANCE AT DECEMBER 31, 2000             11,365    $  1,136    $ 60,889     $ (3,184)    $     --     $   (206)    $ 58,635

 Restricted stock grant, net                  --          --         134           --           --           --          134

 Purchase of treasury stock                   --          --          --           --           --          (49)         (49)
 Comprehensive income:

   Net income                                 --          --          --        4,385           --           --        4,385

   Unrealized gain on available-for-          --          --          --           --          178           --          178
     sale securities
                                          ------    --------    --------     --------     --------     --------     --------
 BALANCE AT DECEMBER 31, 2001             11,365    $  1,136    $ 61,023     $  1,201     $    178     $   (255)    $ 63,283

 Issuance of common stock                    310          31       1,519           --           --           --        1,550

 Restricted stock grant, net                  --          --          72           --           --           --           72

 Purchase of treasury stock                   --          --          --           --           --         (448)        (448)
 Comprehensive income:

   Net loss                                   --          --          --       (4,419)          --           --       (4,419)
  Reclassification adjustment
    for realized gain included
    in consolidated statement
    of operations                             --          --          --           --         (178)          --         (178)
                                          ------    --------    --------     --------     --------     --------     --------
 BALANCE AT DECEMBER 31, 2002             11,675    $  1,167    $ 62,614     $ (3,219)    $     --     $   (703)    $ 59,859
                                          ======    ========    ========     ========     ========     ========     ========


       The accompanying notes are an integral part of these consolidated statements.

                              INNOTRAC CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (IN 000'S)


                                                                                     YEAR ENDED DECEMBER 31,
                                                                             -----------------------------------------
                                                                                2002           2001           2000
                                                                             -----------    ----------     -----------
 CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income (loss)                                                         $   (4,419)    $    4,385     $  (21,575)
   Adjustments to reconcile net income (loss) to net
         cash provided by operating activities:
    Depreciation and amortization                                                 5,336          4,864          4,168
    Impairment and loss on fixed assets                                           3,638          3,385          6,430
    Deferred income taxes                                                        (5,317)         3,389         (5,627)
    Minority interest in subsidiary                                                  --           (893)          (199)
    Amortization of deferred compensation                                            72            134             38
    Changes in working capital, net of effect of businesses acquired:
         Decrease (increase) in accounts receivable                                (541)        17,659         21,908
         Decrease (increase) in inventories                                       3,165        (12,208)        24,447
         Decrease (increase) in prepaid expenses and other assets                 1,248           (180)        (2,554)
         (Decrease) increase in accounts payable                                  4,936        (13,562)         9,390
         (Decrease) increase in accrued expenses and other                       (4,248)        (2,491)         2,538
                                                                             ----------     ----------     ----------
         Net cash provided by operating activities                                3,870          4,482         38,964
                                                                             ----------     ----------     ----------

 CASH FLOWS FROM INVESTING ACTIVITIES:
   Capital expenditures                                                         (12,830)        (6,914)       (13,644)
   Acquisition of businesses, net of cash acquired                              (13,502)        (5,859)        (1,678)
   Sale (purchase) of available-to-sale securities                                  436           (436)            --
                                                                             ----------     ----------     ----------
            Net cash (used in) investing activities                             (25,896)       (13,209)       (15,322)
                                                                             ----------     ----------     ----------

 CASH FLOWS FROM FINANCING ACTIVITIES:
   Net (repayments) borrowings under line of credit                              14,372             --         (7,008)
   Repayment of capital lease and other obligations                                (250)          (145)            12
   Proceeds from minority interest in subsidiary                                     --             --          1,000
   Purchase of treasury stock                                                      (448)           (49)          (206)
   Loan fees paid                                                                  (100)            --             --
                                                                             ----------     ----------     ----------
           Net cash (used in) provided by financing activities                   13,574           (194)        (6,202)
                                                                             ----------     ----------     ----------
   Net (decrease) increase in cash and cash equivalents                          (8,452)        (8,921)        17,440

   Cash and cash equivalents, beginning of period                                 9,413         18,334            894
                                                                             ----------     ----------     ----------

   Cash and cash equivalents, end of period                                  $      961     $    9,413     $   18,334
                                                                             ==========     ==========     ==========

 Supplemental cash flow disclosures:
   Cash paid for interest                                                    $      355     $      110     $      429
                                                                             ===========    ==========     ===========
   Cash paid for income taxes, net of refunds received                       $      (18)    $      (80)    $   (5,907)
                                                                             ===========    ==========     ===========


 The accompanying notes are an integral part of these consolidated statements.

                              INNOTRAC CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.       ORGANIZATION

Innotrac Corporation ("Innotrac" or the "Company") and its wholly-owned subsidiary, iFulfillment, Inc., a Georgia corporation, provide order processing, order fulfillment and call center services. The Company offers inventory management, inbound call center, pick/pack/ship services, order tracking, transaction processing and returns handling from its leased facilities in Atlanta, Georgia, Pueblo, Colorado, Reno, Nevada, Bolingbrook, Illinois and Hebron, Kentucky. The Company's facilities represent over 1.5 million square feet of warehouse space and 570 dedicated call center seats.

2.       SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation. The consolidated financial statements include the accounts of the Company and its subsidiaries. The financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America. All significant intercompany transactions and balances have been eliminated in consolidation.

Accounting Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Revenues. Revenues earned under the Company's contracts with its telecommunication clients to provide fulfillment of telecommunications equipment and related order processing and call center support services, including DSL modems and wireless pagers, accounted for approximately 46%, 60% and 90% of total revenues for the years ended December 31, 2002, 2001 and 2000, respectively. Revenues generated from the fulfillment of DSL equipment accounted for 19%, 18%, and 21% of the aforementioned totals.

The following table sets forth the percentage of total revenues derived from each of the Company's largest clients for the years ended December 31, 2002, 2001 and 2000. Except for the major clients noted in the following table, no other single customer provided more than 10% of consolidated revenues during these years.



                                         2002      2001      2000
                                         -----     -----     -----

 BELLSOUTH - TELECOM EQUIPMENT           18.7%     12.2%     16.3%
           - DSL EQUIPMENT                9.7      10.8       8.9

 TACTICA                                 16.8       9.9       0.2

 THANE INTERNATIONAL                      8.7      15.3       1.0

 SBC COMMUNICATIONS                        --      12.6      46.3


Cash and Cash Equivalents. The Company considers all short-term, highly liquid investments with an original maturity of three months or less to be cash equivalents.

                              INNOTRAC CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Short-Term Investments. Current available-for-sale marketable securities are carried at their estimated fair value based on current market quotes. Any unrealized gains or losses are reported in shareholders' equity as a component of other accumulated comprehensive income (loss). At December 31, 2002, the Company had no available-for-sale securities. At December 31, 2001, the Company had available-for-sale marketable equity securities totaling $613,202 which were included in other current assets in the accompanying consolidated balance sheets.

Fair Value of Financial Instruments. The carrying value of the Company's revolving credit facility approximates fair value given that interest rates under the facility are based on prevailing market rates.

Inventories. Inventories, consisting primarily of telephones, interactive wireless pagers and DSL and cable modems, are stated at the lower of cost or market, with cost determined by the first-in, first-out method. Substantially all inventory at December 31, 2002 and 2001 is for the account of one client who has indemnified the Company from substantially all risk associated with such inventory.

Property and Equipment. Property and equipment are stated at cost. Depreciation is determined using straight-line methods over the following estimated useful lives:

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

Goodwill and Other Acquired Intangibles. Goodwill represents the cost of an acquired enterprise in excess of the fair market value of the net tangible and identifiable intangible assets acquired. Goodwill and other acquired intangibles related to business combinations prior to July 1, 2001 were being amortized over 5 to 20 years on a straight-line basis, which represented management's estimation of the related benefit to be derived from the acquired business. However, goodwill and other acquired intangibles from business combinations occurring after June 30, 2001 are accounted for under the transition provisions for business combinations of Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets" which includes the iFulfillment acquisition. The Company adopted SFAS No. 142 effective January 1, 2002, which changed the accounting for goodwill and other indefinite life intangibles from an amortization method to an impairment only approach. The Company intends to test goodwill annually for impairment at January 1 or sooner if circumstances indicate.

In accordance with the adoption of SFAS No. 142, no amortization of goodwill was recorded in 2002. During the two years ended December 31, 2001 and 2000, amortization expense associated with goodwill was approximately $239,800 and $14,500, respectively. The Company's proforma consolidated net income/(loss) and earnings per share for the years ended December 31, 2001 and 2000, excluding goodwill amortization, would have been net income of $4.5 million ($0.40 per share basic and $0.39 diluted) and a net loss of $21.6 million ($1.92 per share basic and diluted), respectively.

The Company has intangible assets that continue to be subject to amortization under the provisions of SFAS No. 142. The intangible assets consist of acquired customer contracts, which are included in other assets in the Company's consolidated balance sheets and which are amortized over a period of 1 to 5 years on a straight-line basis. At December 31, 2002 and 2001, the Company had intangible assets, consisting primarily of customer contracts, of approximately $589,000 and $958,000, net of accumulated amortization of approximately $671,000 and $302,000, respectively. Amortization expense of these intangible assets

                              INNOTRAC CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

amounted to approximately $369,000, $258,000 and $16,800 during the years ended December 31, 2002, 2001 and 2000, respectively. Expected amortization expense for these intangible assets is $202,000 in 2003, $202,000 in 2004 and $185,000 in 2005.

Under SFAS No. 142, goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. Upon completion of its analysis for impairment in the second quarter of 2002 and again in the first quarter of 2003 in accordance with SFAS No. 142, no impairment was determined to exist at those times. Innotrac's goodwill carrying amount as of December 31, 2002 was $25.0 million. This asset relates to the goodwill associated with the Company's acquisition of Universal Distribution Services ("UDS") in December 2000, including the earnout payment made to the former UDS shareholders in February 2002, and the acquisition of iFulfillment, Inc. in July 2001.

Long-Lived Assets. In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," and amends APB Opinion No. 51, "Consolidated Financial Statements." SFAS No. 144 retains many of the requirements of SFAS No. 121 and the basic provisions of APB Opinion No. 30; however, it establishes a single accounting model for long-lived assets to be disposed of by sale. The Company adopted SFAS No. 144 on January 1, 2002. The impairment loss recorded during the year ended December 31, 2002 was accounted for in accordance with the provisions of SFAS No. 144 (see Note 4).

Deferred Tax Asset. Innotrac utilizes the liability method of accounting for income taxes. Under the liability method, deferred taxes are determined based on the difference between the financial and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. A valuation allowance is recorded against deferred tax assets if the Company considers it is more likely than not that deferred tax assets will not be realized (see Note 8).

Revenue Recognition. Innotrac derives its revenue primarily from two sources:
(1) fulfillment operations and (2) the delivery of business services. Innotrac's fulfillment services operations record revenue at the conclusion of the material selection, packaging and shipping process. Innotrac's call center services business recognizes revenue according to written pricing agreements based on number of calls, minutes or hourly rate basis. All other revenues are recognized as services are rendered. As required by the consensus reached in Emerging Issue Task Force ("EITF") Issue No. 99-19, revenues have been recorded net of the cost of the equipment for all fee-for-service clients.

During 2001, the Emerging Issues Task Force ("EITF") issued EITF No. 01-14, "Income Statement Characterization of Reimbursements Received for Out-of-Pocket Expenses Incurred," which was adopted by the Company as of January 1, 2002. EITF No 01-14 states that reimbursements received from customers for out-of-pocket expenses incurred on their behalf should be characterized as revenue in the Company's statement of operations. Prior to the adoption of this standard, the Company netted reimbursements from customers, primarily for freight and postage fees, against the related expenses within revenues. With the adoption of this standard, the Company has reclassified reimbursements from customers for these expenses as cost of revenues, and has conformed this presentation for all periods presented. The adoption of EITF 01-14 increased the reimbursable costs line item within total revenues and total cost of revenues from amounts previously reported in 2001 and 2000 by $27.1 million and $28.9 million, respectively.

Stock-Based Compensation Plans. The Company accounts for its stock-based compensation plans under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25").

                              INNOTRAC CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Since the exercise price for all options granted under those plans was equal to the market value of the underlying common stock on the date of grant, no compensation cost is recognized in the accompanying consolidated statements of operations. Had compensation cost for stock options been determined under a fair value based method, in accordance with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," as amended by Statement of Financial Accounting Standards No. 148, the Company's net income
(loss) and net income (loss) per share would have been the following pro forma amounts (in 000's, except per share data):


                                                           YEAR ENDED DECEMBER 31,
                                                  ----------------------------------------
                                                     2002           2001          2000
                                                  -----------    ----------    -----------
 Net income (loss)                                $   (4,419)    $    4,385    $  (21,575)


 Pro forma net income (loss)                      $   (5,074)    $    3,350    $  (22,347)


 Diluted net income (loss) per share              $    (0.38)    $     0.38    $    (1.92)

 Pro forma net income (loss) per share            $    (0.44)    $     0.29    $    (1.99)


Under the fair value based method, compensation cost, net of tax is $655,000, $1,035,000 and $772,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

The Company has computed for pro forma disclosure purposes the value of all options granted using the Black-Scholes option-pricing model as prescribed by SFAS No. 123 using the following weighted average assumptions:

                                                                       2002            2001         2000
                                                                       ----            ----         ----

Risk-free interest rate                                               4.05%           5.45%        5.44%
Expected dividend yield                                                  0%              0%           0%
Expected lives                                                    3.1 Years       2.7 Years    2.7 Years
Expected volatility                                                   86.6%           84.3%        90.4%


Minority Interests. Minority interest arises from Mail Boxes Etc ("MBE") 40% (14% prior to December 29, 2000) ownership of Return.com Online, LLC ("Return.com"), a subsidiary of the Company. In March 2001, United Parcel Services, Inc. ("UPS") announced a definitive agreement to purchase MBE. As a result of this agreement, the Company reacquired MBE's 40% ownership interest in Return.com in April 2001. A note receivable of $3.4 million due from MBE, at that time, was forgiven by the Company in exchange for MBE's ownership interest in Return.com, resulting in 100% ownership by the Company.

As a result of the Company's controlling ownership interest in Return.com, the Company consolidated the results of operations and financial position of Return.com in the accompanying 2001 and 2000 consolidated financial statements. During the year ended December 31, 2001, the Company wrote off its $2.8 million investment in Return.com against an impairment reserve the Company recorded in the first quarter of 2001. At December 31, 2001, Return.com was no longer in operation.

Earnings Per Share. Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding. In the computation of diluted earnings per share, the weighted average number of common shares outstanding is adjusted for the effect of all potential common stock equivalent shares.

                              INNOTRAC CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Recent Accounting Pronouncements. In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This Statement requires recording costs associated with exit or disposal activities at their fair values when a liability has been incurred. Under previous guidance, certain exit costs were accrued upon management's commitment to an exit plan, which is generally before an actual liability has been incurred. Adoption of this Statement is required at the beginning of fiscal year 2003. The Company does not anticipate that the adoption of SFAS No. 146 will have a material impact on its consolidated financial position, results of operations or cash flows.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure-an amendment to FASB Statement No. 123," which is effective for fiscal years beginning after December 15, 2002. SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company accounts for stock-based compensation under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." The Company intends to continue to account for stock-based employee compensation under APB No. 25. Note 2 (above) includes the additional disclosure requirements of SFAS No. 148 as required by entities which continue to account for stock-based employee compensation under APB No. 25.

In November 2002, the FASB issued Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Other." FIN 45 requires footnote disclosure of the guarantees or indemnification agreements a company issues. With certain exceptions, these agreements will also require a company to prospectively recognize an initial liability for the fair value, or market value, of the obligations it assumes under the guarantee. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of the Interpretation are effective for financial statements of the interim or annual periods ending after December 15, 2002. The Company does not anticipate that the adoption of the recognition and measurement provisions of FIN No. 45 will have a material impact on its consolidated financial position, results of operations, or cash flows. The disclosure requirements of FIN No. 45 have been considered in the Company's 2002 consolidated financial statements.

3.       ACQUISITIONS

In July 2001, the Company acquired the assets and assumed specified liabilities of iFulfillment, Inc. ("iFulfillment") for approximately $5.8 million. iFulfillment specializes in fully integrated, automated order fulfillment services for multi-channel retailers and catalogers. The transaction was accounted for under the purchase method of accounting and, accordingly, the operating results of iFulfillment have been included since the date of acquisition in the Company's consolidated results of operations. The Company has accounted for this transaction in accordance with the provisions of SFAS No. 141 and SFAS No. 142. In 2002, net purchase price adjustments of $225,000 were recorded which decreased the amount of recorded goodwill for the iFulfillment acquisition. The following table summarizes the assets purchased and liabilities assumed as well as the allocation of the purchase price to various intangibles and goodwill (in 000's):

         Current assets         $     207
         Current liabilities       (1,869)
         Property                   1,417
         Other liabilities           (632)
         Customer contract            250
         Goodwill                   6,440
                                ---------
             Purchase price     $   5,813
                                =========

                              INNOTRAC CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


In December 2000, the Company acquired UDS for approximately $4.3 million in total consideration which was accounted for under the purchase method of accounting. Operating results for UDS have been included in the Company's results since December 2000. At December 31, 2001, the Company recorded an accrual for approximately $15.3 million for payment to the sellers of UDS under the terms of an earn-out provision contained in the merger agreement. The earn-out accrual was recorded as additional goodwill. In February 2002, the payment was made consisting of $13.7 million of cash and 310,000 shares of the Company's common stock valued at $1.6 million. No additional earn-out amounts were due or payable at December 31, 2002. As a result, goodwill related to UDS at December 31, 2002 amounted to $18.5 million, net of accumulated amortization of $0.3 million.

Proforma results have not been presented as these acquisitions were not considered material.

4.     SPECIAL CHARGES AND SPECIAL CREDITS

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

At December 31, 2002 and 2001, the Company had approximately $277,000 and $4.6 million, respectively, in accruals related to the special charges recorded during the year ended December 31, 2000. The remaining accruals at December 31, 2002 relate to exiting the front-end e-commerce and web hosting business. Cash payments relating to these accruals for the year ended December 31, 2002 were approximately $716,000. The Company recognized approximately $3.0 million during the year ended December 31, 2002, related to gains realized on sales of inventory items which were written off as special charges in previous periods, cash collected for accounts receivable that were written off as special charges in previous periods, redeployment of leased computer hardware for which the leases were fully accrued for as special charges in previous periods, and client contract amendments which resulted in reduced liabilities. These amounts were recorded as a reduction in the special charge line item in the consolidated statements of operations. The remaining accrual, which is associated with one specific client, will be fully utilized by the end of 2003.

During the third quarter of 2002, the Company recognized an additional $3.1 million in special charges. Approximately $2.4 million of these charges were related to capitalized hardware and software costs for systems purchased specifically for a potential new client which were subsequently not utilized as originally planned. The loss of the potential customer indicated that the carrying value of the asset group was potentially not recoverable, and therefore, an impairment test under the provisions of SFAS No. 144 was performed. As fair market value of the asset group was not readily determinable, a discounted, probability weighted cash flow model was utilized as a basis to determine fair value. As a result of the cash flow analysis, a $2.4 million impairment charge was recorded. Of the remaining charges, approximately $500,000 related to the write-down to net realizable value of specified fixed assets obtained as part of the December 2000 acquisition of UDS which were being utilized for one specific customer who ceased conducting business with UDS. The balance of approximately $200,000 was related to severance costs for positions which were eliminated.

                              INNOTRAC CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


5.       ACCOUNTS RECEIVABLE

Accounts receivable were composed of the following at December 31, 2002 and 2001 (in 000's):

                                                     2002            2001
                                                  ----------     ----------

         Billed receivables                       $   13,606     $   16,846
         Unbilled receivables                          1,556             79
                                                  ----------     ----------
                                                      15,162         16,925
         Less: Allowance for doubtful accounts          (959)        (3,263)
                                                  ----------     ----------
                                                  $   14,203     $   13,662
                                                  ==========     ==========


6.       FINANCING OBLIGATIONS

The Company has a revolving credit agreement with a bank for borrowings up to $40 million. In May 2002, the Company extended its credit facility until June 2005. The Company and all of its subsidiaries have pledged all of its assets and provided guarantees to the lender as collateral under this revolving credit agreement. At December 2002, the Company had approximately $14.4 million outstanding in borrowings under the line of credit. At December 31, 2001, the Company did not have any outstanding borrowings under the line of credit. The revolving line of credit agreement contains various restrictive financial and change of ownership control covenants.

The May 2002 amendment added provisions limiting borrowings under the agreement to a defined margin or borrowing base (which was $31.5 million at December 31, 2002) and tightened several of the financial covenants. At December 31, 2002 the Company had $17.1 million available under the revolving credit agreement. Additional modifications were made to the line of credit agreement in November 2002 and February 2003 addressing the financial covenants. At December 31, 2002, the Company was in compliance with all covenants under the amended and modified credit agreement. The more restrictive financial covenants require the Company to maintain tangible net worth, as defined by the revolving credit agreement, of at least $34 million and a debt to tangible net worth ratio of not more than 1.5 to 1.

Tangible net worth is defined as shareholders' equity less goodwill, other intangible assets and certain deferred costs. Included in tangible net worth calculation is the carrying amount of the Company's deferred tax asset. Compliance with the minimum tangible net worth covenant and other financial covenants are determined on a quarterly basis. The Company's tangible net worth as defined in the revolving credit agreement exceeds the required minimum tangible net worth as of December 31, 2002 by approximately $100,000.

The revolving credit agreement is classified as a noncurrent liability in the Consolidated Balance Sheet as of December 31, 2002. During the first quarter of 2003, the Company is in ongoing negotiations with the lender to modify the terms of the revolving credit agreement. The result of these negotiations could require borrowings under this revolving credit agreement to be included in current liabilities in the future.

Interest on borrowings is payable monthly at rates equal to the prime rate, or at the Company's option, LIBOR plus up to 225 basis points. During the years ended December 31, 2002 and 2000 the Company incurred interest expense related to the line of credit of approximately $266,100 and $433,300, respectively, resulting in a weighted average interest rate of 3.75%, and 7.49%, respectively. No borrowings or interest was incurred in 2001. The Company also incurred unused revolving credit facility fees of approximately $123,000 during the year ended December 31, 2002.

                              INNOTRAC CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


7.       COMMITMENTS AND CONTINGENCIES

Operating Leases. Innotrac leases office and warehouse space and equipment under various operating leases. The primary office and warehouse operating leases provide for escalating payments over the lease term. Innotrac recognizes rent expense on a straight-line basis over the lease term. The Company also has capital lease obligations that expire over the next three years primarily for warehouse equipment and computer hardware.

Aggregate future minimum lease payments under noncancellable operating and capital leases with original periods in excess of one year as of December 31, 2002 are as follows (in 000's):


                                 CAPITAL     OPERATING
                                  LEASES       LEASES
                                 --------     --------
2003                             $    159       $6,866
2004                                   95        6,619
2005                                   33        5,507
2006                                   --        5,547
2007                                   --        4,732
Thereafter                             --          900
                                 --------     --------
Total minimum lease payments     $    287     $ 30,171
                                              ========
   Amount related to interest         (27)
                                 --------
   Capital lease obligations          260
   Current portion                   (144)
                                 --------
   Long-term portion             $    116
                                 ========


Rent expense under all operating leases totaled approximately $6.1 million, $4.2 million and $3.1 million during the years ended December 31, 2002, 2001 and 2000, respectively.

Legal Proceedings. The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. There are no material pending legal proceedings to which the Company is a party.

Employment Commitment. In June 1999, in conjunction with the opening of a new call center facility, the Company entered into an Employment Commitment Agreement with the City of Pueblo, Colorado whereby the Company received cash incentives of $968,000. These funds were accounted for as a reduction in the basis of the assets acquired. In return for this consideration, the Company is obligated to employ a minimum number of full-time employees at its Pueblo facility, measured on a quarterly basis. This obligation, which became effective June 2002, will continue through June 2009. During 2002, the Company had substantially met the minimum employee requirements of 359 full time employees, as measured on a quarterly basis. In the event that the number of full time employees fails to meet the minimum requirement, the Company will incur a quarterly penalty of $96.30 per employee for each employee less than the minimum required amount.

8.       INCOME TAXES

Details of the income tax benefit (provision) for the years ended December 31, 2002, 2001 and 2000 are as follows (in 000's):

                 2002          2001          2000
               ---------     ---------     ---------

 Current       $      --     $     815     $   8,457
 Deferred          2,578        (3,388)        5,627
               ---------     ---------     ---------
               $   2,578     $  (2,573)    $  14,084
               =========     =========     =========

                              INNOTRAC CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Deferred income taxes reflect the net effect of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's deferred tax assets and liabilities as of December 31, 2002 and 2001 are as follows (in 000's):

                                                         2002            2001
                                                       ----------     ----------
 Current deferred tax assets:
      Allowance for doubtful accounts                  $      364     $    1,466
      Reserve for returns and equipment losses                  4            413
      Other reserves                                          184            857
                                                       ----------     ----------
                                                              552          2,736
                                                       ----------     ----------
 Noncurrent deferred tax assets (liabilities):
      Net operating loss carryforwards                     10,409          1,910
      Depreciation                                         (2,516)        (1,454)
      Other                                                    47            (18)
                                                       ----------     ----------
                                                            7,940            438
                                                       ----------     ----------
 Net deferred tax asset                                $    8,492     $    3,174
                                                       ==========     ==========


Innotrac utilizes the liability method of accounting for income taxes. Under the liability method, deferred taxes are determined based on the difference between the financial and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. A valuation allowance is recorded against deferred tax assets if the Company considers it is more likely than not that deferred tax assets will not be realized. Innotrac's net deferred tax asset as of December 31, 2002 is approximately $8.5 million. This net deferred tax asset was primarily generated by net operating loss carryforwards created primarily by two events, the special charge of $34.3 million recorded in 2000 and the net loss generated in 2002. Innotrac has a tax net operating loss carryforward of $27.6 million at December 31, 2002 that expires between 2018 and 2020. Although the Company has generated financial reporting and tax losses in 2000 and 2002, the Company was profitable in 2001. Further, 2000 and 2002 were the only years with losses since Innotrac began its operations in 1984. Management believes that its net operating loss carryforwards will be utilized before their expiration through future earnings. This assessment is based on management's expectations of increased revenues, lower selling, general and administrative expenses, reduced capital expenditures and no impairment losses related to goodwill in the future.

Innotrac's ability to generate the expected amounts of taxable income from future operations is dependent upon general economic conditions, competitive pressures on sales and margins and other factors beyond management's control. There can be no assurance that Innotrac will meet its expectations for future taxable income in the carryforward period. However, management considered the above factors in reaching the conclusion that it is more likely than not that future taxable income will be sufficient to fully realize the net deferred tax asset at December 31, 2002. The amount of the net deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

A reconciliation of the income tax (benefit) provision computed at statutory rates to the income tax provision (benefit) for the years ended December 31, 2002, 2001 and 2000 is as follows:

                                                  2002        2001        2000
                                                 ------      ------      ------

 Federal statutory rate                           (34.0)%      34.0%      (35.0)%
 State income taxes, net of federal benefit        (4.0)        4.0        (4.0)
 Items not deductible for tax purposes              1.1         4.3        (0.7)
 Other                                               .1         0.1         0.4
                                                 ------      ------      ------
                                                  (36.8)%      42.4%      (39.3)%
                                                 ======      ======      ======

                              INNOTRAC CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



9        EARNINGS PER SHARE

The following table shows the shares (in 000's) used in computing diluted earnings per share ("EPS") in accordance with Statement of Financial Accounting Standards No. 128:

                                                     2002        2001        2000
                                                    ------      ------      ------
 Diluted earnings per share:
      Weighted average shares outstanding           11,516      11,318      11,212
      Employee and director stock options               --         372          --
                                                    ------      ------      ------
      Weighted average shares
           assuming dilution                        11,516      11,690      11,212
                                                    ======      ======      ======

Options and warrants outstanding to purchase shares of the Company's common stock aggregating 2.2 million, 1.0 million and 2.0 million were not included in the computation of diluted EPS for the years ended December 31, 2002, 2001 and 2000, respectively, because their effect was anti-dilutive.

10.      OTHER COMPREHENSIVE INCOME

SFAS No. 130, "Reporting Comprehensive Income," established standards for reporting and display of comprehensive income and its components in financial statements. For the years ended December 31, 2002, 2001 and 2000, the components of the Company's comprehensive income are as follows (in 000's):

                                                                  Year Ended
                                                                 December 31,
                                                       ----------------------------------
                                                          2002        2001        2000
                                                       --------     --------    --------
 Other comprehensive income:
      Net income (loss)                                $ (4,419)    $  4,385    $(21,575)

      Unrealized gain                                        --          177          --

      Reclassification adjustment for realized
        gains included in consolidated statement
        of operations                                       (76)          --          --
                                                       --------     --------    --------
 Comprehensive income (loss)                           $ (4,495)    $  4,562    $(21,575)
                                                       ========     ========    ========


11.      SHAREHOLDERS' EQUITY

In June 2000, the Company's Board of Directors authorized the repurchase, at the direction of senior management, of up to $5.0 million of the Company's common stock. The stock repurchase program was extended for an additional twelve months by the Board of Directors in February 2002. During the years ended December 31, 2002, 2001 and 2000, the Company repurchased approximately 205,400, 6,400 and 45,000 shares at a total cost of $448,000, $49,000 and $206,000, respectively.

12.      EMPLOYEE RETIREMENT PLANS

Innotrac employees may participate in a 401(k) defined contribution plan. The plan covers all employees who have at least six months of service and are 18 years of age or older. Participants may elect to defer up to 15% of compensation up to a maximum amount determined annually pursuant to IRS regulations. Innotrac's policy is to provide matching employer contributions equal to 15% of contributions for less than five years of service, 25% of contributions for five to nine years of service, and 35% of contributions for over nine years of service. However, this match was suspended from January 1, 2002 through June 30, 2002, reinstituted from July 1, 2002 through December 31, 2002 and has been temporarily suspended thereafter. Total matching contributions made to the plan and charged to expense by Innotrac for the years ended December 31, 2002 and

                              INNOTRAC CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


2001 was approximately $49,156 and $108,000, respectively. The Company's matching for the year ended December 31, 2000 was not material.

The Company has an executive deferred compensation plan for certain employees, as designated by the Company's Board of Directors. Participants may elect to defer up to 30% of compensation. Innotrac's policy is to provide matching employer contributions ranging from 20% to 100% of employee contributions based on years of service. However, this match was suspended for 2002. Matching contributions were $79,412 and $79,360 for the years ended December 31, 2001 and 2000, respectively. The Company invests these contributions in employee-directed marketable equity securities which are recorded as trading securities at fair-market value on the accompanying consolidated balance sheet (in other assets) and aggregated $563,506 at December 31, 2002. The monies held by the plan are subject to general creditors of the Company in the event of a Company bankruptcy filing.

13.      STOCK BASED COMPENSATION

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

A summary of the options outstanding and exercisable by price range as of December 31, 2002 is as follows (shares in 000's):

                                     Options Outstanding                                             Options Exercisable
                                     -------------------                                             -------------------
                                                  Weighted Average                                                  Weighted
    Range of                     As of                Remaining        Weighted Average           As of              Average
 Exercise Prices           December 31, 2002      Contractual Life      Exercise Price      December 31, 2002     Exercise Price
 ---------------           -----------------      ----------------     ----------------     -----------------     --------------
  $1.77 - $3.54                    854                   8.6                $ 3.28                   193                $ 3.13
  $3.54 - $5.31                    276                   7.2                  4.72                   132                  4.87
  $5.31 - $7.07                    287                   7.9                  6.52                    70                  6.10
  $7.07 - $8.84                    306                   7.5                  7.35                   100                  7.13
  $8.84 - $10.61                   235                   4.8                  9.10                   235                  9.10
 $10.61 - $12.38                    20                   5.3                 12.00                    20                 12.00
 $12.38 - $14.15                    16                   2.3                 12.94                    15                 12.97
 $15.92 - $17.68                    30                   6.0                 16.56                    25                 16.67
                           ---------------------------------------------------------------------------------------------------
                                 2,023                   7.6                $ 5.59                   790                $ 6.81
                           ===================================================================================================

                              INNOTRAC CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


A summary of activity in the Company's two stock option plans is as follows (shares in 000's):

                                                           Weighted Average
                                                 Shares         Price
                                                 ------         ------
 Outstanding at December 31, 1999                   528         $10.98
 Granted                                          1,725           5.00
 Forfeited                                         (454)          7.17
                                                 ------         ------
 Outstanding at December 31, 2000                 1,799           6.19
 Granted                                            454           7.35
 Forfeited                                         (490)          7.07
                                                 ------         ------
 Outstanding at December 31, 2001                 1,763           6.29
 Granted                                            559           3.41
 Forfeited                                         (299)          5.15
                                                 ------         ------
 Outstanding at December 31, 2002                 2,023         $ 5.59
                                                 ======         ======
 Options exercisable at December 31, 2002           790         $ 6.81
                                                 ======         ======


14.      RELATED PARTY TRANSACTIONS

The Company leases, on an as-needed basis, a single engine aircraft from a company wholly-owned by its Chairman and Chief Executive Officer, pursuant to an agreement that provides for annual rent of $60,000. Such rent was paid in 2002, 2001 and 2000. Innotrac is responsible for maintenance, insurance, taxes, fuel and other expenses associated with the business use of the aircraft.

The Company paid approximately $63,000, $51,200 and $79,600 during 2002, 2001 and 2000, respectively, in fees to an accounting firm for tax and consulting services. One of the directors of the Company is the Managing Partner of that firm.

The Company paid approximately $744,000, $1,083,300 and $881,000 during 2002, 2001 and 2000, respectively, in fees to a print broker for services related to the printing of marketing, client, inter-company and other materials. The broker is the brother of the Company's Chairman and Chief Executive Officer.

15.      QUARTERLY FINANCIAL INFORMATION (UNAUDITED)


(000's, except per share data)                     First        Second      Third        Fourth
                                                  --------     --------    --------     --------
 2002 Quarters                                   (restated)   (restated)
      Revenues, net                               $ 21,048     $ 19,351    $ 20,064     $ 21,957
      Operating income (loss)                        1,584          588      (8,462)        (513)
      Net income (loss)                                966          313      (5,308)        (390)
      Net income (loss) per share-basic               0.08         0.03       (0.46)       (0.03)
      Net income (loss) per share-diluted         $   0.08     $   0.03    $  (0.46)    $  (0.03)

 2001 Quarters:
      Revenues, net                               $ 32,870     $ 33,704    $ 28,582     $ 26,703
      Operating income (loss)                         (824)       1,782       1,940        2,615
      Net income                                       500        1,035       1,264        1,586
      Net income per share-basic                      0.04         0.09        0.11         0.15
      Net income per share-diluted                $   0.04     $   0.09    $   0.11     $   0.14

                              INNOTRAC CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


16.      PRIOR YEAR RECLASSIFICATIONS

In order to maintain consistency and comparability between periods presented, certain revisions have been made to the accompanying Consolidated Financial Statements and related notes as of December 31, 2001 and for each of the two years in the period ended December 31, 2001. Such reclassifications of previously reported financial statement amounts and additions to certain disclosures have been made to conform to the 2002 financial statement presentation as follows:

         -        Consolidated Balance Sheets:

                  - Accrued payroll and commissions which were previously classified in accrued expenses and other have been separately disclosed.

                  - Common stock shares issued and outstanding at December 31, 2001 have been disclosed.

         -        Notes to Consolidated Financial Statements:

                  -        Note 2, Significant Accounting Policies:
                           Available-for-sale marketable equity securities at December 31, 2001 have been disclosed.
                  - Note 9, Earnings per Share: Options outstanding which were anti-dilutive and not included in the computation of EPS for 2001 and 2000 have been disclosed.
                  - Note 12, Employee Retirement Plans: Matching contributions for the executive deferred compensation plan for 2001 and 2000 have been disclosed.
                  - Note 14, Related Party Transactions: Payments for an aircraft lease, for accounting fees and for print services for 2001 and 2000 have been disclosed.

                              INNOTRAC CORPORATION
                             SHAREHOLDER INFORMATION


CORPORATE HEADQUARTERS                                  COMMON STOCK

Innotrac Corporation                                    Innotrac's common stock trades on The Nasdaq Stock
6655 Sugarloaf Parkway                                  Market under the symbol INOC. As of March 18, 2003, the Company had
Duluth, Georgia 30097                                   approximately 2,072 shareholders based on the number of holders of record
678-584-4000                                            and an estimate of the number of individual
www.innotrac.com                                        participants represented by securities position listings.


TRANSFER AGENT

SunTrust Bank                                           The following table sets forth the reported high
P.O. Box 4625                                           and low sales prices for Innotrac's common stock as
Atlanta, Georgia 30302                                  reported by Nasdaq:

ANNUAL MEETING                                          2002                     HIGH                  LOW
                                                        ----                    ------               -------
Monday, May 19, 2003                                    First Quarter           $ 7.22               $ 3.40
9 a.m. Eastern Daylight Time                            Second Quarter            6.35                 4.12
Gwinnett Civic and Cultural Center                      Third Quarter             5.72                 2.20
6400 Sugarloaf Parkway                                  Fourth Quarter            3.14                 1.80
Duluth, Georgia 30097
                                                        2001                     HIGH                  LOW
FORM 10-K/INVESTOR CONTACT                              ----                     -----               ------
                                                        First Quarter           $ 6.25               $ 3.25
A copy of the Innotrac Annual Report on Form            Second Quarter            7.51                 6.13
10-K for 2002 filed with the Securities and Exchange    Third Quarter             8.92                 5.55
Commission is available from the Company at no          Fourth Quarter            8.00                 5.00
charge.  These requests and other investor contacts
should be directed to the Chief Financial Officer at    The Company has never paid a dividend on its common
the Company's corporate office.                         stock.  The Company presently intends to retain its
                                                        earnings to support the growth of its business and
                                                        does not expect to pay any dividends in the
                                                        foreseeable future.

                              INNOTRAC CORPORATION
                             DIRECTORS AND OFFICERS


BOARD OF DIRECTORS                                      OFFICERS
Scott D. Dorfman(1)(3)                                  Scott D. Dorfman
Chairman, President and Chief Executive Officer         Chairman, President and Chief Executive Officer

David L. Gamsey                                         David L. Gamsey
Senior Vice President, Chief Financial Officer and      Senior Vice President, Chief Financial Officer and
Secretary                                               Secretary

David L. Ellin(1)                                       David L. Ellin
Senior Vice President - Sales                           Senior Vice President - Sales

Larry C. Hanger                                         Larry C. Hanger
Senior Vice President - Client Services                 Senior Vice President - Client Services

Bruce V. Benator(1)(2)                                  Robert J. Toner, Jr.
Managing Partner                                        Vice President - Logistics
Williams Benator & Libby, LLP
Certified Public Accountants

Martin J. Blank(2)(3)
Independent Legal Consultant

Joel E. Marks(2)(3)
Independent Consultant

(1) Member of Executive Committee
(2) Member of Audit Committee
(3) Member of Compensation Committee