Form 10-K, Exhibit 13
period 2003-12-31
INNOTRAC CORP
filed 2004-03-30
CIK 1051114

                                                                    EXHIBIT 13.1

                             SELECTED FINANCIAL DATA

The following table sets forth selected financial data for the Company. The selected historical statements of operations data for each of the years ended December 31, 2003, 2002, 2001, 2000 and 1999 and the selected historical balance sheet data for the periods then ended have been derived from the Company's audited Consolidated Financial Statements for the years ended December 31, 2003, 2002, 2001, 2000 and 1999. As discussed in Note 2 to the Consolidated Financial Statements, the Company adopted Emerging Issues Task Force ("EITF") No. 01-14, "Income Statement Characterization of Reimbursements Received for Out-of-Pocket Expenses Incurred" on January 1, 2002, which requires the presentation of reimbursed out-of-pocket expenses on a gross basis as revenues and expenses. In accordance with the adoption of EITF 01-14, reimbursements from customers, which primarily represent freight and postage fees, are presented on a gross basis for each of the years ended December 31, 2003, 2002, 2001, 2000 and 1999.

RESULTS FOR YEAR ENDED DECEMBER 31:                   2003        2002        2001         2000         1999
                                                    --------    --------    ---------    ---------    ---------
(IN 000'S, EXCEPT PER SHARE AMOUNTS)
Revenues                                             $74,740     $82,420     $121,859     $202,975     $258,267
Cost of revenues                                      35,157      46,444       68,153      161,972      206,739
Special (credits) charges                                 --        (293)          --       16,462           --
                                                    --------    --------    ---------    ---------    ---------
   Gross profit                                       39,583      36,269       53,706       24,541       51,528
                                                    --------    --------    ---------    ---------    ---------
OPERATING EXPENSES:
Selling, general and administrative                   36,444      37,332       43,329       38,209       30,460
Special (credits) charges                                (30)        404           --       17,801           --
Depreciation and amortization                          5,622       5,336        4,864        4,168        3,414
                                                    --------    --------    ---------    ---------    ---------
   TOTAL OPERATING EXPENSES                           42,036      43,072       48,193       60,178       33,874
                                                    --------    --------    ---------    ---------    ---------
   Operating (loss) income                            (2,453)     (6,803)       5,513      (35,637)      17,654
                                                    --------    --------    ---------    ---------    ---------
Interest expense (income), net                           741         318         (532)          80        1,370
Other expense (income)                                    15        (124)         (20)         141           60
                                                    --------    --------    ---------    ---------    ---------
   TOTAL OTHER EXPENSE (INCOME)                          756         194         (552)         221        1,430
                                                    --------    --------    ---------    ---------    ---------
(Loss) income before income taxes
   and minority interest                              (3,209)     (6,997)       6,065      (35,858)      16,224
Income tax (provision) benefit                        (8,772)      2,578       (2,573)      14,084       (6,389)
                                                    --------    --------    ---------    ---------    ---------
Net (loss) income before minority interest           (11,981)     (4,419)       3,492      (21,774)       9,835
Minority interest, net of income taxes                    --          --         (893)        (199)          --
                                                    --------    --------    ---------    ---------    ---------
   NET (LOSS) INCOME                                $(11,981)    $(4,419)      $4,385     $(21,575)      $9,835
                                                    ========    ========    =========    =========    =========
Net (loss) income per share-basic                     $(1.04)     $(0.38)       $0.39       $(1.92)       $0.99
Net (loss) income per share-diluted                   $(1.04)     $(0.38)       $0.38       $(1.92)       $0.98

COMMON STOCK INFORMATION:
Average number of common shares outstanding-basic     11,542      11,516       11,318       11,212        9,911
Book value per common share(1)                         $4.31       $5.20        $5.59        $5.23        $7.99

YEAR-END FINANCIAL POSITION:
Current assets                                       $29,721     $41,619      $58,093      $76,150      $94,810
Current liabilities                                   20,117      20,143       35,717       34,175       24,930
Property and equipment, net                           14,750      18,915       14,500       13,717        8,922
Total assets                                          70,962      95,499       99,393       97,145      104,218
Long-term obligations                                  1,083      15,497          393          166           75
Total liabilities                                     21,200      35,640       36,110       34,341       25,005
Total shareholders' equity                           $49,762     $59,859      $63,283      $58,635      $79,213

(1) Book value per common share is calculated by dividing total shareholders' equity at year end by the basic average number of common shares outstanding.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion may contain certain forward-looking statements that are subject to conditions that are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ include, but are not limited to, the Company's reliance on a small number of major clients; risks associated with the terms and pricing of our contracts; reliance on the telecommunications and direct marketing industries and the effect on the Company of the downturns, consolidation and changes in those industries in the past two years; risks associated with the fluctuations in volumes from our clients; risks associated with upgrading, customizing, migrating or supporting existing technology; risks associated with competition; and other factors discussed in more detail under "Business-Certain Factors Affecting Forward-Looking Statements" in our Annual Report on Form 10-K.

OVERVIEW

Innotrac Corporation ("Innotrac" or the "Company"), founded in 1984 and headquartered in Atlanta, Georgia, is a full-service fulfillment and logistics provider serving enterprise clients and world-class brands. The Company employs sophisticated order processing and warehouse management technology and operates seven fulfillment centers and two call centers in five cities spanning all time zones across the continental United States.

We receive most of our clients' orders either through inbound call center services, electronic data interchange ("EDI") or the Internet. On a same-day basis, depending on product availability, the Company picks, packs, verifies and ships the item, tracks inventory levels through an automated, integrated perpetual inventory system, warehouses data and handles customer support inquiries.

Our core service offering includes the following:

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

      -     Customer Support Services:

            -     inbound call center services

            -     technical support and order status

            -     returns and refunds processing

            -     call centers integrated into fulfillment platform

            -     cross-sell/up-sell services

            -     collaborative chat

            -     intuitive e-mail response

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Today, the Company is primarily focused on five diverse lines of business, or industry verticals. This is a result of a significant effort made by the Company to diversify both its industry and client base over the last three years. Prior to 2000, the Company was primarily focused on the telecommunications industry, with over 90% of its revenues being derived through this vertical. While a large portion of the Company's revenues are still derived from this industry group, the chart below is indicative of the diversification efforts achieved in recent years.

BUSINESS MIX

Business Line/Vertical         2003     2002
----------------------         ----     ----
Telecommunications products    23.0%    26.5%
Modems                         19.4     19.3
Retail/Catalog                 27.4     20.2
Direct Marketing               18.0     27.0
B2B                            12.2      7.0
                              -----    -----
                              100.0%   100.0%
                              =====    =====

The Company continues to be a major provider of fulfillment and customer support services to the telecommunications industry. In spite of a significant contraction and consolidation in this industry in the past several years, the Company continues to provide customer support services and fulfillment of telephones, Caller ID equipment, Digital Subscriber Line ("DSL") and Cable Modems and other telecommunications products to companies such as BellSouth Corporation ("BellSouth"), Qwest Communications International, Inc. ("Qwest") and Comcast Corporation ("Comcast") and their customers. Inventory for our telecommunications and DSL clients is held on a consignment basis, with the exception of certain BellSouth inventory, for which we are contractually indemnified, and includes items such as telephones, Caller ID equipment, wireless pagers, DSL and cable modems and ancillary equipment. We anticipate that the percentage of our revenues attributable to telecommunications and DSL clients will remain fairly constant during 2004. Based on client forecasts, we are anticipating a decrease of approximately $1.6 million in our wireless pager business as our one client in this area has decided to exit, offset by an increase in our DSL and cable modem business which is still in a strong growth mode. The telephone and Caller ID equipment business is mature, yet steady.

The Company also provides a variety of these services for a significant number of retail, catalog and direct marketing clients which include such companies as The Coca-Cola Company, Ann Taylor Retail, Inc., Smith & Hawken, Ltd., Tactica International, Inc. (a subsidiary of Helen of Troy), Porsche Cars North America, Inc., Nordstrom.com LLC, Wilsons Leather Direct, Inc., Martha Stewart Living Omnimedia, Inc., and Thane International. We take orders for our retail, catalog and direct marketing clients via the internet, through a customer service representative at our Pueblo and Reno call centers or through direct electronic transmission from our clients. The orders are processed through one of our order management systems and then transmitted to one of our seven fulfillment centers located across the country and are shipped to the end consumer or retail store location, as applicable, typically within 24 hours of when the order is received. Inventory for our retail, catalog and direct marketing clients is held on a consignment basis, with minor exceptions, and includes items such as shoes, dresses, accessories, books and outdoor furniture. Our revenues are sensitive to the number of orders and customer service calls received. Our client contracts do not guarantee volumes. We anticipate that the percentage of our revenues attributable to our retail and catalog clients will increase during 2004 due to the anticipated additions of new channels, product lines and divisions for existing clients, along with internal growth and a strengthening of the overall economy. This would also be consistent with actual sales volumes

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

experienced in the second half of 2003, which represented an increase of over $1.1 million from the first half of 2003. Revenues attributable to our direct marketing clients may decrease further in 2004 due to their lack of new "hit" products and an anticipated decrease in advertising to attract consumers. The direct marketing vertical was weak throughout all of 2003. Further, it has been announced that one of our major direct marketing clients is for sale. The impact of a change in ownership of this client cannot be estimated at this time, but could materially impact our future results of operations if our services for this client were reduced or discontinued.

The Company also provides these services for business-to-business ("B2B") clients including Books Are Fun, Ltd. (a subsidiary of Reader's Digest), NAPA and The Walt Disney Company. This is a small, but growing area of our business.

ACQUISITIONS

In order to reduce our industry and client concentration and to expand our national presence, in December 2000, we acquired Universal Distribution Services ("UDS"). Our UDS division provides integrated order processing, order management, fulfillment and customer relationship management services. UDS's customer base comprises traditional direct marketing companies including Thane International and Tactica International, Inc. It is located in a 275,000 square-foot facility in Reno, Nevada. During 2001, we expanded UDS's business by taking advantage of our East Coast capabilities. Under the terms of Innotrac's merger agreement with UDS, the former shareholders of UDS could receive, as part of the consideration paid for their shares, annual contingent payments based on the operating income generated by our UDS division over a three-year period that commenced December 1, 2000. For the first year of the earnout period, UDS's stockholders received approximately $13.7 million in cash and 310,000 shares of our common stock pursuant to this arrangement. No earnout amounts were earned in the second and third years.

In July 2001, to further our strategy to diversify our industry and client concentration, we acquired iFulfillment, Inc. ("iFulfillment"). Our iFulfillment subsidiary specializes in fully integrated, automated, order fulfillment services for multi-channel retailers and catalogers including such clients as Nordstrom.com LLC, Wilsons Leather Direct, Inc. and Martha Stewart Living Omnimedia, Inc. It is located in a 354,000 square- foot leased facility in Bolingbrook, Illinois. Due to the addition of a sizable new client in September 2002, we leased an additional 150,204 square feet in a nearby facility, which was expanded by 54,103 square feet in April 2003. This new facility has expansion space of an additional 51,254 square feet that we have an option to lease in the future. There are no immediate plans to exercise that option.

In August 2002 we leased a 396,000 square-foot fulfillment center near Cincinnati, in Hebron, Kentucky. This facility is used exclusively to provide fulfillment services for Smith & Hawken, which is the Company's single largest retail client, under the terms specified in a contract with Smith & Hawken, which is for a term of six years. Capital expenditures associated with this facility were approximately $4.6 million and were funded through our bank line of credit.

With our national footprint virtually complete, we are committed to deeper penetration within our existing business lines and continued diversification of our client base. Our long-term goal is to have our business mix spread evenly across a high number of clients in diverse industries. We will continue to seek new clients and may open additional facilities in other geographic locations to service these needs.

During 2002, the Company incurred significant start-up and associated technology costs for new client implementations. We added Martha Stewart Living Omnimedia and Smith & Hawken to our Reno system. As part of the migration of those two new clients onto the system we added the requisite functionality and customization. The customized nature of the system required significant resources to properly scale the system to meet our client's needs and resulted in a considerable increase in IT costs in 2002. Approximately $2.6 million of these costs were eliminated in 2003.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

The following table sets forth summary operating data, expressed as a percentage of revenues, for the years ended December 31, 2003, 2002 and 2001. Operating results for any period are not necessarily indicative of results for any future period.

The financial information provided below has been rounded in order to simplify its presentation. However, the percentages below are calculated using the detailed information contained in the Consolidated Financial Statements and notes thereto.

                                                      YEAR ENDED DECEMBER 31,
                                                     2003      2002      2001
                                                     -----     -----     -----
Revenues, net                                        100.0%    100.0%    100.0%
Cost of revenues                                      47.0      56.4      55.9
Special charges (credits), net                          --      (0.4)       --
                                                     -----     -----     -----
  Gross profit                                        53.0      44.0      44.1
Selling, general and administrative                   48.8      45.3      35.6
Special charges, net                                    --       0.5        --
Depreciation and amortization                          7.5       6.5       4.0
                                                     -----     -----     -----
  Operating (loss) income                             (3.3)     (8.3)      4.5
Other expense (income)                                 1.0       0.2      (0.5)
                                                     -----     -----     -----
  (Loss) income before taxes and minority interest    (4.3)     (8.5)      5.0
Income tax (provision) benefit                       (11.7)      3.1      (2.1)
                                                     -----     -----     -----
  Net (loss) income before minority interest         (16.0)     (5.4)      2.9
Minority interest, net of income taxes                  --        --      (0.7)
                                                     -----     -----     -----
  Net (loss) income                                  (16.0)%    (5.4)%     3.6%
                                                     =====     =====     =====

SPECIAL CHARGES

The Company recorded special charges of $34.3 million during the year ended December 31, 2000. At December 31, 2003 and 2002, the Company had approximately $0 and $277,000, respectively, in remaining accruals related to the special charges recorded during the year ended December 31, 2000. Cash payments relating to the special charge accruals for the years ended December 31, 2003 and 2002 were approximately $277,000 and $716,000, respectively.

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

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

During 2002, the Company also recognized an additional $3.1 million in special charges. Approximately $2.4 million of these charges were related to capitalized hardware and software costs for systems purchased specifically for a potential new client which were subsequently not utilized as originally planned. The loss of the potential customer indicated that the carrying value of the asset group was potentially not recoverable, and therefore, an impairment test under the provisions of SFAS No. 144 was performed. As the fair market value of the asset group was not readily determinable, a discounted, probability weighted cash flow model was utilized as a basis to determine fair value. As a result of the cash flow analysis, a $2.4 million impairment charge was recorded. Of the remaining charges, approximately $500,000 related to the write-down to net realizable value of specified fixed assets obtained as part of the December 2000 acquisition of UDS which were being utilized for one specific customer who ceased conducting business with UDS. The balance of approximately $200,000 was related to severance costs for positions which were eliminated.

YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002

Revenues. The Company's net revenues decreased 9.3% to $74.7 million for the year ended December 31, 2003 from $82.4 million for the year ended December 31, 2002. The decrease in revenues is primarily due to a $3.6 million reduction in business with Warranty Corporation of America ("WACA"), which lost one of its significant clients in the fourth quarter of 2002, a significant $10.5 million decrease in revenues from our two primary direct marketing clients, Thane and Tactica, and a decision by BellSouth to exit their wireless pager business, which resulted in a decrease of revenues of approximately $1.4 million. The reduction in the WACA business began in the fourth quarter of 2002 and as of December 31, 2003, we are no longer providing any services for WACA. Additionally, the direct marketing industry remains soft. However, we have recently received new programs from our direct marketing clients for 2004 and added one new significant direct marketing client towards the end of 2003. The BellSouth wireless program will be in a support mode only during 2004 which will result in a further reduction in revenues to Innotrac of approximately $1.6 million. This decline in revenues was offset by growth in our retail and B2B businesses with Smith & Hawken and Books Are Fun with revenues increasing by approximately $8.3 million in 2003. We believe that we will see additional growth from each of these clients in 2004 based on new programs, channels and initiatives that we are already assisting with.

Cost of Revenues. The Company's cost of revenues decreased 24.3% to $35.2 million for the year ended December 31, 2003 compared to $46.4 million for the year ended December 31, 2002. Cost of revenues decreased primarily due to a 30.8% decrease in freight costs associated with lower volumes, a lower revenue base as discussed above and more efficient operations. The year ended December 31, 2002 also included some inefficiencies associated with startup operations for Smith & Hawken, Books Are Fun, Martha Stewart and Ann Taylor. All of these accounts commenced operations with Innotrac during 2002.

Special Credits. There were no special charges or credits during 2003. During the year ended December 31, 2002, the Company recognized approximately $293,000 related to gains realized on sales of inventory items previously written down as part of the 2000 special charge.

Gross Profit. For the year ended December 31, 2003, the Company's gross profit increased to $39.6 million, or 53.0% of revenues, compared to $36.3 million, or 44.0% of revenues, for the year ended December 31, 2002. The increase in gross profit was due primarily to a reduction in freight costs, improved operating efficiencies in the call centers and fulfillment centers and elimination of significant new client startup costs.

Selling, General and Administrative Expenses. S,G&A expenses for the year ended December 31, 2003 decreased 2.4% to $36.4 million or 48.8% of revenues compared to $37.3 million or 45.3% of revenues for the year ended December 31, 2002. The decrease in expenses in 2003 was mainly attributable to a reduction in information technology personnel and the conversion of information technology consultants to employees at lower rates, which resulted in a $2.6 million reduction. This was offset by higher facility costs of $2.2 million

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

associated with full year rents in Hebron and Romeoville and an increase of approximately $700,000 in our accounts receivable reserve. Start-up expenses associated with new client implementations were also included in the 2002 results. The increase in S,G&A expense as a percentage of revenues was primarily due to a reduced revenue base.

Special (Credits)/Charges. During 2003, the Company recorded a special credit of $30,000 associated with the settlement of a severance claim at an amount lower then previously reserved for in 2002. During 2002, the Company recorded special charges of $3.1 million primarily related to the impairment of capitalized hardware and software costs for systems not being utilized as originally planned. This was offset by the reversal of a portion of the 2000 special charges totaling approximately $2.7 million related to accounts receivable reserves that were no longer required, the redeployment of leased computer hardware which were previously fully reserved for as special charges, and client contract amendments which resulted in decreased future obligations to the Company.

Income Taxes. During 2003, a valuation allowance has been recognized for the full amount of the deferred tax asset as losses in recent years create uncertainty about the realization of the tax benefits in future years. The valuation allowance of approximately $9.9 million resulted in an overall tax provision of approximately $8.8 million.

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

Revenues. The Company's revenues decreased 32.4% to $82.4 million for the year ended December 31, 2002 from $121.9 million for the year ended December 31, 2001. The decrease in revenues is primarily due to the loss of the SBC contract which ended on November 30, 2001 and represented approximately $15.3 million of revenues during the year ended December 31, 2001; completion of the transition from an inventory ownership to a fee-for-service model; and a 50.1% or $13.6 million decrease in freight revenues due to clients utilizing their own direct billed freight accounts. This decline in revenues was partially offset by the re-initiation of fulfillment services of customer premise equipment ("CPE") during the third quarter of 2001 and the expansion of services to include wireless pager equipment with BellSouth during the fourth quarter of 2001. Additionally, the revenue decline was also partially offset by the commencement of the Martha Stewart contract in the first quarter of 2002 and the Smith and Hawken, Ann Taylor and Books Are Fun contracts in the third quarter of 2002.

Cost of Revenues. The Company's cost of revenues decreased 31.9% to $46.4 million for the year ended December 31, 2002 compared to $68.2 million for the year ended December 31, 2001. $13.6 million of this decrease was attributable to a reduction in pass-through freight costs. A reduction in call center direct costs from the loss of the SBC contract in December 2001 and the subsequent closure of the Atlanta call center in January 2002 also contributed to the decrease in cost of revenues during 2002 as compared to 2001. This decline in cost of revenues was partially offset by expenses incurred in the second half of 2002 relating to additional fulfillment labor required to handle the start-up of several new fulfillment clients as outlined above.

Special Credits. The Company recognized approximately $293,000 of special credits in 2002 related to gains realized on sales of inventory items previously written down as part of the 2000 special charge. There were no special charges or special credits in 2001.

Gross Profit. For the year ended December 31, 2002, the Company's gross profit decreased to $36.3 million, or 44.0% of revenues, compared to $53.7 million, or 44.1% of revenues, for the year ended December 31, 2001. The decrease in gross profit was due primarily to the revenue decrease discussed above.

Selling, General and Administrative Expenses. S,G&A expenses for the year ended December 31, 2002 decreased 13.8% to $37.3 million or 45.3% of revenues compared to $43.3 million or 35.6% of revenues for

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

the year ended December 31, 2001. The decrease in expenses in 2002 was mainly attributable to charges recorded during the first quarter of 2001, primarily for
(i) the impairment of software development costs and severance costs related to Return.com and (ii) a significant decrease in bad debt expense in 2002. The decline in S,G&A costs was partially offset by increased information technology and start-up expenses associated with new client implementations during 2002. The increase in S,G&A expense as a percentage of revenues was primarily due to the reduction in revenues discussed above.

Special Charges. The Company recorded special charges of $3.1 million during 2002 primarily related to the impairment of capitalized hardware and software costs for systems not being utilized as originally planned. This was offset by the reversal of a portion of the 2000 special charges totaling approximately $2.7 million related to accounts receivable reserves that were no longer required, the redeployment of leased computer hardware which were previously fully reserved for as special charges, and client contract amendments which resulted in decreased future obligations to the Company. There were no special charges in 2001.

Income Taxes. The Company's effective tax rate for the years ended December 31, 2002 and 2001 was a benefit of 36.8% and a provision of 42.4%, respectively. The decrease in the absolute rate was principally due to the impact of certain items not deductible for tax purposes in the prior period.

LIQUIDITY AND CAPITAL RESOURCES

The Company funds its operations and capital expenditures primarily through cash flow from operations and borrowings under a credit facility with a bank. The Company had cash and cash equivalents of approximately $2.2 million at December 31, 2003 as compared to $961,000 at December 31, 2002. Additionally, the Company had reduced its borrowings under its revolving credit facility (discussed below) to $11.8 million outstanding at December 31, 2003 as compared to $14.4 million at December 31, 2002. The Company generated positive cash flow from operations and free cash flow during 2003. We anticipate positive cash flows from operations again in 2004. One of the primary contributors to generating cash in 2004 will be a further reduction in our wireless pager inventory of approximately $5.5 million. This should also result in a further reduction in borrowings under our revolving credit facility. Capital expenditures were a modest $1.2 million in 2003 versus capital expenditures of $12.8 million in 2002. We anticipate capital expenditures of approximately $2.0 million in 2004. This estimate is subject to various contingencies, including the possible need to incur additional capital expenditures related to new clients or significant new initiatives by existing clients.

The Company currently has a revolving credit agreement with a bank for borrowings up to $40.0 million. We intend to reduce the size of this facility from $40.0 million to $25.0 million as the Company does not anticipate a need for the larger amount. We also anticipate that outstanding amounts under the revolving credit facility should decrease in 2004 as our wireless pager inventory is sold and related accounts receivables collected.

The provisions of the revolving credit agreement require that the Company maintain a lockbox arrangement with the lender, and allows the lender to declare any outstanding borrowing amounts to be immediately due and payable as a result of noncompliance with any of the covenants. Accordingly, in the event of noncompliance, these amounts could be accelerated. Furthermore, borrowings under the revolving credit agreement are subject to borrowing base limitations.

In May 2002, the Company extended its credit facility until June 2005. The Company and its subsidiary have granted a security interest in all of their assets and the subsidiary has provided a guarantee to the lender as collateral under this revolving credit agreement. The revolving credit agreement contains various restrictive financial and change of ownership control covenants. Noncompliance with any of the covenants allows the lender to declare any outstanding borrowing amounts to be immediately due and payable. The credit facility

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

limits borrowings under the agreement to a specified percentage of eligible accounts receivable and inventory, as defined, which totaled $18.5 million at December 31, 2003. The financial covenants required the Company to maintain a fixed charge coverage ratio of 1.75 to 1.00 by December 31, 2003. At December 31, 2003, the Company was not in compliance with this fixed charge ratio. However, the Company received a waiver from the bank and that covenant was amended and reduced to a lower ratio of 1.30 to 1.00 for the balance of the term. The Company's fixed charge ratio at December 31, 2003 was 1.40 to 1.00.

Additionally, the revolving credit agreement contains a minimum tangible net worth requirement of $34 million. Tangible net worth is computed as shareholders' equity less goodwill, other intangible assets and certain deferred costs. Included in the bank's definition of tangible net worth is the carrying amount of the deferred tax asset. Accordingly, as a valuation allowance was recorded at December 31, 2003 for the entire deferred asset balance of $9.9 million, the Company was no longer in compliance with the tangible net worth requirement of $34 million. However, the Company received a waiver from the bank and that covenant was amended and reduced to $24 million for the balance of the term. Compliance with the minimum tangible net worth covenant and other financial covenants is determined on a quarterly basis.

Interest on borrowings is payable monthly at rates equal to the prime rate, or at the Company's option, LIBOR plus up to 225 basis points. On November 13, 2003, the Company fixed $6.0 million of its $11.8 million of borrowings at a 90-day LIBOR rate of 2.68%. During the years ended December 31, 2003, 2002 and 2001 the Company incurred interest expense related to the line of credit of approximately $704,000, $266,100 and $0, respectively, resulting in a weighted average interest rate of 3.80%, 3.75% and 0%, respectively. At December 31, 2003, the Company had $6.7 million available under the revolving credit agreement.

During the year ended December 31, 2003, the Company generated $3.8 million in cash flow from operating activities compared to $3.9 million in cash flow from operating activities in the same period in 2002. The slight decrease in cash from operating activities was primarily the result of a decrease of $7.8 million in accounts payable associated with a large inventory purchase made in December 2002 and paid in January 2003, increase in trade accounts receivable of $2.6 million and a reduction in accrued expenses of $3.8 million primarily attributable to a reduction in outstanding credits due customers, the settlement of various legal claims and a reduction in accrued severance. These items were offset by a decrease in inventories of $13.2 million, primarily wireless pagers.

During the year ended December 31, 2003, net cash used in investing activities was $1.4 million as compared to $25.9 million in 2002. The 2002 amounts included a $13.7 million earn-out payment made in February 2002 and $12.8 million in capital expenditures, primarily in conjunction with the Company's new facility in Hebron, Kentucky and capitalized technology costs. Capital expenditures in 2003 were $1.2 million. All of these expenditures were funded through existing cash on hand, cash flow from operations and borrowings under the Company's credit facility.

During the year ended December 31, 2003, the net cash used in financing activities was $1.2 million compared to $13.6 million provided by financing activities in the same period in 2002. The primary difference between years is attributable to borrowings of $14.4 million under the credit facility in 2002 versus a reduction in outstanding borrowings of $2.6 million in 2003. Additionally, during 2003, the Company generated cash of $1.6 million through the exercise of previously granted employee stock options. We anticipate approximately $5.5 million in further reductions will take place by the end of 2004 and that additional employee stock options will be exercised resulting in cash payments to the Company.

The Company estimates that its cash and financing needs through 2004 will be met by cash flows from operations and its credit facility. The Company has generated positive cash flows from operations in each of the last three years and anticipates doing so again in 2004. The Company may need to raise additional funds in order to take advantage of unanticipated opportunities, such as acquisitions of complementary businesses or

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

the opening of new facilities. There can be no assurance that the Company will be able to raise any such capital on terms acceptable to the Company or at all.

The Company's primary long-term contractual commitments consist of capital and operating leases. As of December 31, 2003, the Company did not have any off balance sheet arrangements that have or are reasonably likely to have a current or future effect on the financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. In addition, the Company had none of the following as of December 31, 2003: guarantees of other entities' obligations, structured finance arrangements, synthetic leases, repurchase obligations or similar commercial or financing commitments. Additionally, the Company does not trade in commodity contracts.

The following table sets forth the Company's contractual commitments by period. There are no additional purchase obligations or other long-term liabilities other than those reflected below. For additional information, see Note 7 to the Consolidated Financial Statements (in 000's).

                                           Payments Due by Period
                     ------------------------------------------------------------------
                      Total    Less than 1 year   1-3 years   4-5 years   After 5 years
                     -------   ----------------   ---------   ---------   -------------
Capital leases       $   151        $   95        $      56   $      --        $ --
Operating leases      27,844         7,779           13,514       6,551          --
Line of credit (1)    11,802            --           11,802          --          --

(1) The provisions of the revolving line of credit agreement require that the Company maintain a lockbox arrangement with the lender and allows the lender to declare any outstanding borrowing amounts to be immediately due and payable as a result of noncompliance with any of the covenants. Accordingly, in the event of noncompliance, these amounts could be accelerated.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS

Management believes the Company's exposure to market risks is immaterial. Innotrac holds no market risk- sensitive instruments for trading purposes. At present, the Company does not employ any derivative financial instruments, other financial instruments or derivative commodity instruments to hedge any market risks and does not currently plan to employ them in the future. To the extent that the Company has borrowings outstanding under its credit facility, the Company will have market risk relating to the amount of borrowings due to variable interest rates under the credit facility. The Company believes its exposure is immaterial due to the short-term nature of these borrowings. Additionally, all of the Company's lease obligations are fixed in nature as noted in Note 7 to the Consolidated Financial Statements, and the Company has no long-term purchase commitments.

CRITICAL ACCOUNTING POLICIES

Critical accounting policies are those policies that can have a significant impact on the presentation of our financial position and results of operations and demand the most significant use of subjective estimates and management judgment. Because of the uncertainty inherent in such estimates, actual results may differ from these estimates. Specific risks inherent in our application of these critical policies are described below. For all of these policies, we caution that future events rarely develop exactly as forecasted, and the best estimates routinely require adjustment. These policies often require difficult judgments on complex matters that are often subject to multiple sources of authoritative guidance. Additional information concerning our accounting policies can be found in Note 2 to our Consolidated Financial Statements. The policies that we believe are most critical to an investor's understanding of our financial results and condition and require complex management judgment are discussed below:

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Goodwill and Other Acquired Intangibles. Goodwill represents the cost of an acquired enterprise in excess of the fair market value of the net tangible and identifiable intangible assets acquired. Goodwill and other acquired intangibles related to business combinations prior to July 1, 2001 were being amortized over 5-20 years on a straight-line basis, which represented management's estimation of the related benefit to be derived from the acquired business. The Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets, "effective January 1, 2002, which changed the accounting for goodwill and other indefinite life intangibles from an amortization method to an impairment only approach. Under SFAS No. 142, goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value.

Innotrac's goodwill carrying amount as of December 31, 2003 was $25.2 million. This asset relates to the goodwill associated with the Company's acquisition of Universal Distribution Services ("UDS") in December 2000 (including the earnout payment made to the former UDS shareholders in February 2002), and the acquisition of iFulfillment, Inc. in July 2001. In accordance with SFAS No. 142, the Company contracted with an independent third party valuation firm to perform a valuation in the first quarter of 2004. The third party valuation supported that the fair value of the reporting unit at January 1, 2004 exceeds the carrying amount of the net assets, including goodwill, and thus no impairment currently exists. Management has reviewed and concurs with the major assumptions used in the third party's valuation at January 1, 2004. The Company will perform this impairment test annually as of January 1 or sooner if circumstances indicate.

Deferred Tax Asset. Innotrac utilizes the liability method of accounting for income taxes. Under the liability method, deferred taxes are determined based on the difference between the financial and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. A valuation allowance is recorded against deferred tax assets if the Company considers it is more likely than not that deferred tax assets will not be realized. Innotrac's net deferred tax asset as of December 31, 2003 is $9.9 million. This deferred tax asset was generated primarily by net operating loss carryforwards created primarily by the special charge of $34.3 million recorded in 2000 and the net losses generated in 2002 and 2003. Innotrac has a tax net operating loss carryforward of $31.5 million at December 31, 2003 that expires between 2020 and 2023. Innotrac's ability to generate the expected amounts of taxable income from future operations is dependent upon general economic conditions, collection of existing outstanding accounts receivable, competitive pressures on sales and margins and other factors beyond management's control. Due to these factors, combined with losses in recent years creates uncertainty about the ultimate realization of the gross deferred tax asset in future years. Therefore a full valuation allowance of approximately $9.9 million has been recorded in 2003. Income taxes associated with future earnings will be offset by a reduction in the valuation allowance. When, and if, the Company can return to consistent profitability and management determines that it will be able to utilize the deferred tax assets prior to their expiration, then the valuation allowance can be reduced or eliminated.

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

The Company makes estimates each reporting period associated with its reserve for uncollectible accounts. These estimates are based on the aging of the receivables. One direct marketing client, with a substantial past due balance at December 31, 2003, entered into a payment arrangement with Innotrac in February 2004 that would eliminate the past due amounts during the first half of 2004. Payments of approximately $1 million towards this past due amount were received in February and March, 2004. In spite of these arrangements and subsequent payments, and due primarily to the financial condition, payment history and aging of the receivables of this client, the Company still determined it prudent to establish a specific reserve of $1.1 million

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

for this account at December 31, 2003. Management will continue to assess the level of reserve needed against this account quarterly.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This Statement requires recording costs associated with exit or disposal activities at their fair values when a liability has been incurred. Under previous guidance, certain exit costs were accrued upon management's commitment to an exit plan, which is generally before an actual liability has been incurred. The Company adopted SFAS No. 146 on January 1, 2003. Adoption of SFAS No. 146 did not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure-an amendment to FASB Statement No. 123," which is effective for fiscal years beginning after December 15, 2002. SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company accounts for stock-based compensation under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." The Company intends to continue to account for stock-based employee compensation under APB No. 25. Note 2 to the Consolidated Financial Statements includes the additional disclosure requirements of SFAS No. 148 as required by entities which continue to account for stock-based employee compensation under APB No. 25.

In November 2002, the FASB issued Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN No. 45 requires footnote disclosure of the guarantees or indemnification agreements a company issues. With certain exceptions, these agreements will also require a company to prospectively recognize an initial liability for the fair value, or market value, of the obligations it assumes under the guarantee. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The Company adopted FIN No. 45 on January 1, 2003. Adoption of FIN No. 45 did not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Innotrac Corporation:

We have audited the accompanying consolidated balance sheets of Innotrac Corporation and its subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders' equity and cash flows for the years then ended. Our audits also included the 2003 and 2002 financial statement schedule listed in the Index at Item 15 as Schedule II. These financial statements and financial statement schedule are the responsibility of the Corporation's management. Our responsibility is to express an opinion on the 2003 and 2002 financial statements and financial statement schedule based on our audits. The financial statements and financial statement schedule as of December 31, 2001 and for the year then ended, before the reclassifications and inclusion of disclosure discussed in Notes 2 and 16 to the financial statements, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements and stated that such 2001 financial statement schedule, when considered in relation to the 2001 basic financial statements taken as a whole, presented fairly, in all material respects, the information set forth therein, in their report dated February 8, 2002.

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

In our opinion, the 2003 and 2002 consolidated financial statements present fairly, in all material respects, the financial position of Innotrac Corporation and its subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the 2003 and 2002 financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects the information set forth therein.

As discussed in Note 2 to the financial statements, in 2002 the Corporation changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142 (SFAS No. 142).

As discussed above, the financial statements of Innotrac Corporation and its subsidiaries as of December 31, 2001 and for the year then ended, were audited by other auditors who have ceased operations. These consolidated financial statements have been revised as follows:

      (a) As described in Note 2 under the heading "Revenue Recognition," the Corporation adopted EITF Issue No. 01-14, "Income Statement Characterization of Reimbursements Received for Out-of-Pocket Expenses Incurred," on January 1, 2002. We audited the reclassification described in Note 2 that was applied to conform the 2001 financial statements to the comparative presentation required by EITF Issue No. 01-14. Our audit procedures with respect to the reclassifications of out-of-pocket freight and postage expenses included (i) comparing the amounts shown for out-of-pocket expenses in the Corporation's consolidated statements of operations to the Corporation's underlying records obtained from management, and (ii) on a test basis, comparing the underlying records obtained from management to independent supporting documentation, and (iii) testing the mathematical accuracy of the underlying analysis;

      (b) As described in Note 2 under the heading "Goodwill and Other Intangible Assets," transitional disclosures required by SFAS No. 142, which was adopted by the Corporation as of January 1, 2002, have been added. Our audit procedures with respect to the disclosures in Note 2 discussed above with respect to 2001 included
            (i) comparing the previously reported net income to the previously issued financial statements and the adjustment to reported net income representing amortization expense (including any related tax effects) recognized in that period to the Corporation's underlying analysis obtained from management, and (ii) testing the mathematical accuracy of the reconciliation of adjusted net income to reported net income, and the related earnings-per-share amount;

      (c) As described in Note 16, certain note disclosures have been added. Our audit procedures with respect to the note disclosures described in Note 16 included comparing added disclosure amounts to the Corporation's underlying records obtained from management.
      In our opinion, the reclassifications and disclosures for 2001 described in Notes 2 and 16 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 financial statements of the Corporation other than with respect to such reclassification and disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 financial statements taken as a whole.

DELOITTE & TOUCHE LLP
Atlanta, Georgia
March 30, 2004

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

ARTHUR ANDERSEN LLP

Atlanta, Georgia
February 8, 2002

                              INNOTRAC CORPORATION
                           CONSOLIDATED BALANCE SHEETS
                                   (IN 000'S)

                                                                      DECEMBER 31,
                            ASSETS                                 2003        2002
                                                                 --------    --------
CURRENT ASSETS:
  Cash and cash equivalents                                      $  2,228    $    961
  Accounts receivable, net of allowance of $1,696 (2003)
    and $959 (2002)                                                15,682      14,203
  Inventories, net                                                 10,896      24,098
  Prepaid expenses and other                                          915       2,357
  Deferred income taxes, net                                           --         552
                                                                 --------    --------
    TOTAL CURRENT ASSETS                                           29,721      42,171
                                                                 --------    --------

PROPERTY AND EQUIPMENT:
  Rental equipment                                                    895       1,372
  Computer, machinery and equipment                                27,320      26,315
  Furniture, fixtures and leasehold improvements                    4,682       4,585
                                                                 --------    --------
                                                                   32,897      32,272
  Less accumulated depreciation and amortization                  (18,147)    (13,357)
                                                                 --------    --------
                                                                   14,750      18,915
                                                                 --------    --------
Goodwill, net                                                      25,169      24,988
Deferred income taxes, net                                             --       7,940
Other assets, net                                                   1,322       1,485
                                                                 --------    --------

    TOTAL ASSETS                                                 $ 70,962    $ 95,499
                                                                 ========    ========

                                                                      DECEMBER 31,
             LIABILITIES AND SHAREHOLDERS' EQUITY                  2003        2002
                                                                 --------    --------
CURRENT LIABILITIES:
  Accounts payable                                               $  5,738    $ 13,517
  Line of credit                                                   11,802          --
  Accrued salaries and commissions                                    443       1,570
  Accrued expenses and other                                        2,134       5,056
                                                                 --------    --------
    TOTAL CURRENT LIABILITIES                                      20,117      20,143
                                                                 --------    --------
NONCURRENT LIABILITIES:
  Line of credit                                                       --      14,372
  Other noncurrent liabilities                                      1,083       1,125
                                                                 --------    --------
     TOTAL NONCURRENT LIABILITIES                                   1,083      15,497
                                                                 --------    --------
Commitments and contingencies (see Note 7)                             --          --

SHAREHOLDERS' EQUITY:
  Preferred stock: 10,000,000 shares authorized,
    $0.10 par value, no shares outstanding                             --          --
  Common stock: 50,000,000 shares authorized, $0.10 par value,
    11,715,280 (2003) and 11,674,595 (2002) shares issued,
    11,715,280 (2003) and 11,417,780 (2002) shares outstanding      1,171       1,167
  Additional paid-in capital                                       63,791      62,614
  Accumulated deficit                                             (15,200)     (3,219)
  Treasury stock: 0 (2003) and 256,815 (2002) shares                   --        (703)
                                                                 --------    --------
    TOTAL SHAREHOLDERS' EQUITY                                     49,762      59,859
                                                                 --------    --------
    TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                   $ 70,962    $ 95,499
                                                                 ========    ========

    The accompanying notes are an integral part of these consolidated balance sheets.

                              INNOTRAC CORPORATION
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                        (IN 000'S, EXCEPT PER SHARE DATA)

                                                   YEAR ENDED DECEMBER 31,
                                              --------------------------------
                                                2003        2002        2001
                                              --------    --------    --------
Revenues, net                                 $ 74,740    $ 82,420    $121,859
Cost of revenues                                35,157      46,444      68,153
Special (credits), net                              --        (293)         --
                                              --------    --------    --------
       TOTAL COST OF REVENUES                   35,157      46,151      68,153
                                              --------    --------    --------
          GROSS PROFIT                          39,583      36,269      53,706
                                              --------    --------    --------
OPERATING EXPENSES:
     Selling, general and administrative        36,444      37,332      43,329
     Special (credits) charges, net                (30)        404          --
     Depreciation and amortization               5,622       5,336       4,864
                                              --------    --------    --------
     Total operating expenses                   42,036      43,072      48,193
                                              --------    --------    --------
           OPERATING (LOSS) INCOME              (2,453)     (6,803)      5,513
                                              --------    --------    --------
OTHER EXPENSE (INCOME):
     Interest expense (income), net                741         318        (532)
     Other                                          15        (124)        (20)
                                              --------    --------    --------
     TOTAL OTHER EXPENSE (INCOME)                  756         194        (552)
                                              --------    --------    --------

(LOSS) INCOME BEFORE INCOME
   TAXES AND MINORITY INTEREST                  (3,209)     (6,997)      6,065
INCOME TAX (PROVISION) BENEFIT                  (8,772)      2,578      (2,573)
                                              --------    --------    --------
NET (LOSS) INCOME BEFORE MINORITY INTEREST     (11,981)     (4,419)      3,492
MINORITY INTEREST, NET OF INCOME TAXES              --          --        (893)
                                              --------    --------    --------
           NET (LOSS) INCOME                  $(11,981)   $ (4,419)   $  4,385
                                              ========    ========    ========

EARNINGS PER SHARE:
   Basic                                      $  (1.04)   $  (0.38)   $   0.39
                                              ========    ========    ========
   Diluted                                    $  (1.04)   $  (0.38)   $   0.38
                                              ========    ========    ========

WEIGHTED AVERAGE SHARES OUTSTANDING:
   Basic                                        11,542      11,516      11,318
                                              ========    ========    ========
   Diluted                                      11,542      11,516      11,690
                                              ========    ========    ========

  The accompanying notes are an integral part of these consolidated statements.

                              INNOTRAC CORPORATION
                           CONSOLIDATED STATEMENTS OF
                              SHAREHOLDERS' EQUITY
                                   (IN 000'S)

                                                                   Retained      Accumulated
                                       Common Stock                Earnings         Other
                                      ---------------   Paid-in  (Accumulated   Comprehensive   Treasury
                                      Shares   Amount   Capital    Deficit)         Income        Stock       Total
                                      ------   ------   -------  -------------  -------------   --------    --------
BALANCE AT DECEMBER 31, 2000          11,365   $1,136   $60,889    $ (3,184)        $  --          $(206)    $58,635

Restricted stock grant, net               --       --       134          --            --             --         134
Purchase of treasury stock                --       --        --          --            --            (49)        (49)
Comprehensive income:
  Net income                              --       --        --       4,385            --             --       4,385
  Unrealized gain on available-for-
    sale securities                       --       --        --          --           178             --         178
                                      ------   ------   -------    --------         -----          -----     -------
BALANCE AT DECEMBER 31, 2001          11,365   $1,136   $61,023      $1,201         $ 178          $(255)    $63,283
Issuance of common stock                 310       31     1,519          --            --             --       1,550
Restricted stock grant, net               --       --        72          --            --             --          72
Purchase of treasury stock                --       --        --          --            --           (448)       (448)
Comprehensive income:
  Net loss                                --       --        --      (4,419)           --             --      (4,419)
  Reclassification adjustment
   for realized gain included in
   Consolidated Statement of
   Operations                             --       --        --          --          (178)            --        (178)
                                      ------   ------   -------    --------         -----          -----     -------
BALANCE AT DECEMBER 31, 2002          11,675   $1,167   $62,614     $(3,219)        $  --          $(703)    $59,859
Issuance of common stock                  40        4       264          --            --             --         268
Restricted stock grant, net               --       --       328          --            --             --         328
Issuance of treasury stock                --       --       304          --            --            703       1,007
Tax benefit for stock options
   exercised                              --       --       281          --            --             --         281
Net loss                                  --       --        --     (11,981)           --             --     (11,981)
                                      ------   ------   -------    --------         -----          -----     -------
BALANCE AT DECEMBER 31, 2003          11,715   $1,171   $63,791    $(15,200)        $  --          $  --     $49,762
                                      ======   ======   =======    ========         =====          =====     =======

  The accompanying notes are an integral part of these consolidated statements.

                              INNOTRAC CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (IN 000'S)

                                                                            YEAR ENDED DECEMBER 31,
                                                                       --------------------------------
                                                                         2003        2002        2001
                                                                       --------    --------    --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net (loss) income                                                    $(11,981)   $ (4,419)   $  4,385
  Adjustments to reconcile net (loss) income to net
        cash provided by operating activities:
   Depreciation and amortization                                          5,622       5,336       4,864
   Impairment and/or loss on disposal of fixed assets                        22       3,638       3,385
   Deferred income taxes                                                  8,492      (5,317)      3,389
   Minority interest in subsidiary                                           --          --        (893)
   Amortization of deferred compensation                                     72          72         134
   Changes in working capital, net of effect of businesses acquired:
        (Increase) decrease in accounts receivable                       (1,479)       (541)     17,659
        Decrease (increase) in inventories                               13,202       3,165     (12,208)
        Decrease (increase) in prepaid expenses and other assets          1,338       1,248        (180)
        (Decrease) increase in accounts payable                          (7,780)      4,936     (13,562)
        (Decrease) in accrued expenses and other                         (3,714)     (4,248)     (2,491)
                                                                       --------    --------    --------
        Net cash provided by operating activities                         3,794       3,870       4,482
                                                                       --------    --------    --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures                                                   (1,182)    (12,830)     (6,914)
  Acquisition of businesses, net of cash acquired                          (181)    (13,502)     (5,859)
  Sale (purchase) of available-for-sale securities                           --         436        (436)
                                                                       --------    --------    --------
        Net cash (used in) investing activities                          (1,363)    (25,896)    (13,209)
                                                                       --------    --------    --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net (repayments) borrowings under line of credit                       (2,570)     14,372          --
  Repayment of capital lease and other obligations                         (119)       (250)       (145)
  Exercise of employee stock options                                      1,556          --          --
  Purchase of treasury stock                                                 --        (448)        (49)
  Loan fees paid                                                            (31)       (100)         --
                                                                       --------    --------    --------
          Net cash (used in) provided by financing activities            (1,164)     13,574        (194)
                                                                       --------    --------    --------
  Net increase (decrease) in cash and cash equivalents                    1,267      (8,452)     (8,921)
  Cash and cash equivalents, beginning of period                            961       9,413      18,334
                                                                       --------    --------    --------
  Cash and cash equivalents, end of period                             $  2,228    $    961    $  9,413
                                                                       ========    ========    ========
Supplemental cash flow disclosures:
  Cash paid for interest                                               $    794    $    355    $    110
                                                                       ========    ========    ========
  Cash income tax refunds received, net of taxes paid                  $ (1,565)   $    (18)   $    (80)
                                                                       ========    ========    ========

  The accompanying notes are an integral part of these consolidated statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION

Innotrac Corporation ("Innotrac" or the "Company") and its wholly-owned subsidiary, iFulfillment, Inc., a Georgia corporation, provide order processing, order fulfillment and call center services. The Company offers inventory management, inbound call center, pick/pack/ship services, order tracking, transaction processing and returns handling from its leased facilities in Atlanta, Georgia, Pueblo, Colorado, Reno, Nevada, Bolingbrook, Illinois and Hebron, Kentucky. The Company's facilities represent over 1.6 million square feet of warehouse space and 520 dedicated call center seats.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation. The consolidated financial statements include the accounts of the Company and its subsidiary. The financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America. All significant intercompany transactions and balances have been eliminated in consolidation.

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

Concentration of Revenues. Revenues earned under the Company's contracts with its telecommunication clients to provide fulfillment of telecommunications equipment and related order processing and call center support services, including DSL modems and wireless pagers, accounted for approximately 42%, 46% and 60% of total revenues for the years ended December 31, 2003, 2002 and 2001, respectively. Revenues generated from the fulfillment of DSL and cable modem equipment accounted for 19%, 19%, and 18% of the aforementioned totals.

The following table sets forth the percentage of total revenues derived from each of the Company's largest clients for the years ended December 31, 2003, 2002 and 2001. Except for the major clients noted in the following table, no other single customer provided more than 10% of consolidated revenues during these years.

                                 YEAR ENDED DECEMBER 31,
                                 2003     2002     2001
                                 ----     ----     ----
BELLSOUTH - TELECOM EQUIPMENT    18.5%    18.7%    12.2%
          - DSL EQUIPMENT        13.0      9.7     10.8

SMITH & HAWKEN                   13.2      5.6       --

TACTICA                          10.2     16.8      9.9

THANE INTERNATIONAL               3.9      8.7     15.3

SBC COMMUNICATIONS                 --       --     12.6

Cash and Cash Equivalents. The Company considers all short-term, highly liquid investments with an original maturity of three months or less to be cash equivalents.

Short-Term Investments. Current available-for-sale marketable securities are carried at their estimated fair value based on current market quotes. Any unrealized gains or losses are reported in shareholders' equity as a component of other accumulated comprehensive income (loss). At December 31, 2003 and 2002, the Company had no available-for-sale securities.

Fair Value of Financial Instruments. The carrying value of the Company's revolving credit facility approximates fair value given that interest rates under the facility are based on prevailing market rates.

Inventories. Inventories, consisting primarily of telephones and interactive wireless pagers are stated at the lower of cost or market, with cost determined by the first-in, first-out method. Substantially all inventory at December 31, 2003 and 2002 is for the account of one client who has indemnified the Company from substantially all risk associated with such inventory.

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

Goodwill and Other Acquired Intangibles. Goodwill represents the cost of an acquired enterprise in excess of the fair market value of the net tangible and identifiable intangible assets acquired. Goodwill and other acquired intangibles related to business combinations prior to July 1, 2001 were being amortized over 5 to 20 years on a straight-line basis, which represented management's estimation of the related benefit to be derived from the acquired business. However, goodwill and other acquired intangibles from business combinations occurring after June 30, 2001 are accounted for under the transition provisions for business combinations of Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets" which includes the iFulfillment acquisition. The Company adopted SFAS No. 142 effective January 1, 2002, which changed the accounting for goodwill and other indefinite life intangibles from an amortization method to an impairment only approach. The Company tests goodwill annually for impairment at January 1 or sooner if circumstances indicate.

Under SFAS No. 142, goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. Upon completion of its analysis for impairment as of January 1, 2004 in accordance with SFAS No. 142, no impairment was determined to exist at that time. Innotrac's goodwill carrying amount as of December 31, 2003 was $25.2 million. This asset relates to the goodwill associated with the Company's acquisition of Universal Distribution Services ("UDS") in December 2000, including the earnout payment made to the former UDS shareholders in February 2002, and the acquisition of iFulfillment, Inc. in July 2001.

In accordance with the adoption of SFAS No. 142, no amortization of goodwill was recorded in 2003 or 2002. During the year ended December 31, 2001 amortization expense associated with goodwill was approximately $239,800. The Company's pro-forma consolidated net income and earnings per share for the year ended December 31, 2001, excluding goodwill amortization, would have been net income of $4.5 million ($0.40 per share basic and $0.39 diluted).

The Company has intangible assets that continue to be subject to amortization under the provisions of SFAS No. 142. The intangible assets consist of acquired customer contracts, which are included in other assets in the Company's Consolidated Balance Sheets and which are amortized over a period of 1 to 5 years on a straight-line basis. At December 31, 2003 and 2002, the Company had intangible assets, consisting primarily of customer contracts, of approximately $387,000 and $589,000, net of accumulated amortization of approximately $873,000 and $671,000, respectively. Amortization expense of these intangible assets amounted to approximately $202,000, $369,000 and $258,000 during the years ended December 31, 2003, 2002 and 2001, respectively.

Impairment of Long-Lived Assets. The Company reviews long-lived assets and certain intangible assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.
Impairment would be measured based on a projected cash flow model. If the projected undiscounted cash flows for the asset are not in excess of the carrying value of the related asset, the impairment would be determined based upon the excess of the carrying value of the asset over the projected discounted cash flows for the asset.

Deferred Tax Asset. Innotrac utilizes the liability method of accounting for income taxes. Under the liability method, deferred taxes are determined based on the difference between the financial and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. A valuation allowance is recorded against deferred tax assets if the Company considers it is more likely than not that deferred tax assets will not be realized. A valuation allowance has been recorded against deferred tax assets at December 31, 2003 (see Note 8).

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

During 2001, the Emerging Issues Task Force ("EITF") issued EITF No. 01-14, "Income Statement Characterization of Reimbursements Received for Out-of-Pocket Expenses Incurred," which was adopted by the Company as of January 1, 2002. EITF No 01-14 states that reimbursements received from customers for out-of-pocket expenses incurred on their behalf should be characterized as revenue in the Company's statement of operations. Prior to the adoption of this standard, the Company netted reimbursements from customers, primarily for freight and postage fees, against the related expenses within revenues. With the adoption of this standard, the Company has reclassified reimbursements from customers for these expenses as cost of revenues, and has conformed this presentation for all periods presented. The adoption of EITF 01-14 increased the revenues, net and cost of revenues line items within the Consolidated Statements of Operations from amounts previously reported in 2001 by $27.1 million.

Stock-Based Compensation Plans. The Company accounts for its stock-based compensation plans under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25").

Since the exercise price for all options granted under those plans was equal to the market value of the underlying common stock on the date of grant, no compensation cost is recognized in the accompanying consolidated statements of operations. Had compensation cost for stock options been determined under a fair value based method, in accordance with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," as amended by Statement of Financial Accounting Standards No. 148, the Company's net (loss) income and net (loss) income per share would have been the following pro forma amounts (in 000's, except per share data):

                                             YEAR ENDED DECEMBER 31,
                                        --------------------------------
                                          2003        2002        2001
                                        --------    --------    --------
Net (loss) income                       $(11,981)    $(4,419)     $4,385

Pro forma net (loss) income             $(12,699)    $(5,074)     $3,350

Diluted net (loss) income per share       $(1.04)     $(0.38)      $0.38

Pro forma net (loss) income per share     $(1.10)     $(0.44)      $0.29

Under the fair value based method, compensation cost, net of tax is $718,000, $655,000 and $1,035,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

The Company has computed for pro forma disclosure purposes the value of all options granted using the Black-Scholes option-pricing model as prescribed by SFAS No. 123 using the following weighted average assumptions:

                             2003         2002         2001
                          ---------    ---------    ---------
Risk-free interest rate        4.27%        4.05%        5.45%
Expected dividend yield           0%           0%           0%
Expected lives            2.6 Years    3.1 Years    2.7 Years
Expected volatility            80.4%        86.6%        84.3%

Minority Interests. Minority interest arises from Mail Boxes Etc.'s ("MBE") 40% (14% prior to December 29, 2000) ownership of Return.com Online, LLC ("Return.com"), a subsidiary of the Company. In March 2001, United Parcel Service, Inc. ("UPS") announced a definitive agreement to purchase MBE. As a result of this agreement, the Company reacquired MBE's 40% ownership interest in Return.com in April 2001. A note receivable of $3.4 million due from MBE, at that time, was forgiven by the Company in exchange for MBE's ownership interest in Return.com, resulting in 100% ownership by the Company.

As a result of the Company's controlling ownership interest in Return.com, the Company consolidated the results of operations and financial position of Return.com in the accompanying 2001 consolidated financial statements. During the year ended December 31, 2001, the Company wrote off its $2.8 million investment in Return.com against an impairment reserve the Company recorded in the first quarter of 2001. At December 31, 2001, Return.com was no longer in operation.

Earnings Per Share. Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding. In the computation of diluted earnings per share, the weighted average number of common shares outstanding is adjusted for the effect of all potential common stock equivalent shares.

Recent Accounting Pronouncements. In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This Statement requires recording costs associated with exit or disposal activities at their fair values when a liability has been incurred. Under previous guidance, certain exit costs were accrued upon management's commitment to an exit plan, which is generally before an actual liability has been incurred. The Company adopted SFAS No. 146 on January 1, 2003. Adoption of SFAS No. 146 did not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

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

In November 2002, the FASB issued Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN No. 45 requires footnote disclosure of the guarantees or indemnification agreements a company issues. With certain exceptions, these agreements will also require a company to prospectively recognize an initial liability for the fair value, or market value, of the obligations it assumes under the guarantee. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The Company adopted FIN No. 45 on January 1, 2003. Adoption of FIN No. 45 did not have a material impact on the Company's consolidated financial position, results of operations, or cash flows.

3. ACQUISITIONS

In July 2001, the Company acquired the assets and assumed specified liabilities of iFulfillment, Inc. ("iFulfillment") for approximately $5.8 million. iFulfillment specializes in fully integrated, automated order fulfillment services for multi-channel retailers and catalogers. The transaction was accounted for under the purchase method of accounting and, accordingly, the operating results of iFulfillment have been included since the date of acquisition in the Company's consolidated results of operations. The Company has accounted for this transaction in accordance with the provisions of SFAS No. 141 and SFAS No. 142. In 2003, net purchase price adjustments of $181,000 were recorded which increased the amount of recorded goodwill for the iFulfillment acquisition. The following table summarizes the assets purchased and liabilities assumed as well as the allocation of the purchase price to various intangibles and goodwill (in 000's):

Current assets           $   207
Current liabilities       (2,050)
Property                   1,417
Other liabilities           (632)
Customer contract            250
Goodwill                   6,621
                         -------
    Purchase price       $ 5,813
                         =======

In December 2000, the Company acquired UDS for approximately $4.3 million in total consideration which was accounted for under the purchase method of accounting. Operating results for UDS have been included in the Company's results since December 2000. At December 31, 2001, the Company recorded an accrual for approximately $15.3 million for payment to the sellers of UDS under the terms of an earn-out provision contained in the merger agreement. The earn-out accrual was recorded as additional goodwill. In February 2002, the payment was made consisting of $13.7 million of cash and 310,000 shares of the Company's common stock valued at $1.6 million. No additional earn-out amounts were due or payable at December 31, 2003 or 2002. Goodwill related to UDS at December 31, 2003 amounted to $18.5 million, net of accumulated amortization of $0.3 million. Pro forma results have not been presented as these acquisitions were not considered material.

4. SPECIAL CHARGES AND SPECIAL CREDITS

During 2000, the Company substantially completed its migration towards a fee-for-service business model, which eliminates inventory ownership risk and also elected to discontinue its front-end web site development, maintenance and hosting services to its e-commerce clients. As a result of these significant changes in the Company's business, a special pre-tax charge of $34.3 million was recognized. The special charges of $34.3 million for the year ended December 31, 2000 included the following: $24.4 million for inventory, accounts receivable and other items primarily related to the Company's shift to a fee-for-service business model; $6.2 million for the impairment of long-lived assets primarily due to the abandonment of specified software development projects; and $3.7 million in costs to exit the e-commerce business related to web development, maintenance and hosting services. At December 31, 2003 and 2002, the Company had approximately $0 and $277,000, respectively, in accruals related to the special charges recorded during the year ended December 31, 2000. Cash payments relating to the special charge accruals for the years ended December 31, 2003 and 2002 were approximately $277,000 and $716,000, respectively.

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

5. ACCOUNTS RECEIVABLE

Accounts receivable were composed of the following at December 31, 2003 and 2002 (in 000's):

                                          2003        2002
                                        --------    --------
Billed receivables                      $ 17,231    $ 13,606
Unbilled receivables                         147       1,556
                                        --------    --------
                                          17,378      15,162
Less: Allowance for doubtful accounts     (1,696)       (959)
                                        --------    --------
                                        $ 15,682    $ 14,203
                                        ========    ========

6. FINANCING OBLIGATIONS

The Company currently has a revolving credit agreement with a bank for borrowings up to $40.0 million (subject to borrowing base limitations). The Company is currently negotiating to reduce the size of the facility to $25.0 million as the Company does not anticipate a need for the larger amount. The credit facility expires in June 2005. The Company and its subsidiary have granted a security interest in all of their assets and the subsidiary has provided a guarantee to the lender as collateral under this revolving credit agreement. The revolving credit agreement contains various restrictive financial and change of ownership control covenants. Noncompliance with any of the covenants allows the lender to declare any outstanding borrowing amounts to be immediately due and payable. The credit facility limits borrowings to a specified percentage of eligible accounts receivable and inventory, as defined, which totaled $18.5 million at December 31, 2003. At December 31, 2003 the Company had $6.7 million available under the revolving credit agreement.

The financial covenants required the Company to maintain a fixed charge ratio of
1.75 to 1.00 by December 31, 2003. The Company was not in compliance with this covenant at December 31, 2003. However, the Company has received a waiver from the bank and that covenant was amended and reduced to a lower ratio of 1.30 to
1.00 for the balance of the term. The Company's fixed charge ratio at December 31, 2003 was 1.40 to 1.00.

Additionally, the revolving credit agreement contains a minimum tangible net worth requirement of $34 million. Tangible net worth is computed as shareholders' equity less goodwill, other intangible assets and certain deferred costs. Included in the bank's definition of tangible net worth is the carrying amount of the Company's deferred tax asset. Due to the fact that a valuation allowance was recorded at December 31, 2003 for the entire deferred tax asset balance of $9.9 million, the Company was no longer in compliance with the tangible net worth requirement of $34 million. However, the Company received a waiver from the bank and that covenant was amended and reduced to $24 million for the balance of the term. Compliance with the minimum tangible net worth covenant and other financial covenants is determined on a quarterly basis.

The revolving credit agreement is classified as a noncurrent liability in the Consolidated Balance Sheets as of December 31, 2002. During the first quarter of 2003, the Company and the lender modified the terms of the revolving credit agreement. The result of these negotiations, which 1) requires that the Company maintain a lockbox arrangement with the lender, and 2) allows the lender to declare any outstanding borrowing amounts to be immediately due and payable as a result of noncompliance with any of the covenants resulted in the classification of this revolving credit agreement being included in current liabilities at December 31, 2003.

Interest on borrowings is payable monthly at rates equal to the prime rate, or at the Company's option, LIBOR plus up to 225 basis points. On November 13, 2003, the Company fixed $6.0 million of its $11.8 million of borrowings at the 90-day LIBOR rate of 2.68%. During the years ended December 31, 2003, 2002 and 2001, the Company incurred interest expense related to the line of credit of approximately $704,000, $266,100 and $0, respectively, resulting in a weighted average interest rate of 3.80%, 3.75%, and 0%, respectively. The Company also incurred unused revolving credit facility fees of approximately $50,000 and $123,000 during the years ended December 31, 2003 and 2002, respectively.

7. COMMITMENTS AND CONTINGENCIES

Operating Leases. Innotrac leases office and warehouse space and equipment under various operating leases. The primary office and warehouse operating leases provide for escalating payments over the lease term. Innotrac recognizes rent expense on a straight-line basis over the lease term. The Company also has capital lease obligations that expire over the next two years primarily for warehouse equipment and computer hardware.

Aggregate future minimum lease payments under noncancellable operating and capital leases with original periods in excess of one year as of December 31, 2003 are as follows (in 000's):

                                CAPITAL    OPERATING
                                LEASES      LEASES
                                -------    ---------
2004 ........................   $    95    $   7,779
2005 ........................        56        6,734
2006 ........................        --        6,780
2007 ........................        --        5,602
2008 ........................        --          949
                                -------    ---------
Total minimum lease payments    $   151    $  27,844
                                =======    =========
   Amount related to interest       (10)
                                -------
   Capital lease obligations        141
   Current portion ..........       (93)
                                -------
   Long-term portion ........   $    48
                                =======

Rent expense under all operating leases totaled approximately $8.1 million, $6.1 million and $4.2 million during the years ended December 31, 2003, 2002 and 2001, respectively.

Legal Proceedings. The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. There are no material pending legal proceedings to which the Company is a party.

Shareholder Rights Plan. In December of 1997, the Company's Board of Directors approved a Shareholder Rights Plan (the "Rights Plan"). The Rights Plan provides for the distribution of one Right for each outstanding share of the Company's Common Stock held of record as of the close of business on January 1, 1998 or that thereafter becomes outstanding prior to the earlier of the final expiration date of the Rights or the first date upon which the Rights become exercisable. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Participating Cumulative Preferred Stock, par value $.10 per share, at a price of $60.00 (the "Purchase Price"), subject to adjustment. The Rights are not exercisable until ten calendar days after a person or group (an "Acquiring Person") buys, or announces a tender offer for, 15% or more of the Company's Common Stock. Such ownership level has been increased to 40% for a particular shareholder that owned approximately 25.5% of the shares outstanding on December 31, 2003. In the event the Rights become exercisable, each Right will entitle the holder to receive that number of shares of Common Stock having a market value equal to the Purchase Price. If, after any person has become an Acquiring Person (other than through a tender offer approved by qualifying members of the Board of Directors), the Company is involved in a merger or other business combination where the Company is not the surviving corporation, or the Company sells 50% or more of its assets, operating income, or cash flow, then each Right will entitle the holder to purchase, for the Purchase Price, that number of shares of common or other capital stock of the acquiring entity which at the time of such transaction have a market value of twice the Purchase Price. The Rights will expire on January 1, 2008, unless extended, unless the Rights are earlier exchanged, or unless the Rights are earlier redeemed by the Company in whole, but not in part, at a price of $0.001 per Right.

Employment Commitment. In June 1999, in conjunction with the opening of a new call center facility, the Company entered into an Employment Commitment Agreement with the City of Pueblo, Colorado, whereby the Company received cash incentives of $968,000. These funds were accounted for as a reduction in the basis of the assets acquired. In return for this consideration, the Company is obligated to employ a minimum number of full-time employees at its Pueblo facility, measured on a quarterly basis. This obligation, which became effective June 2002, will continue through June 2009. During 2002 and 2003, the Company had substantially met the minimum employee requirements of 359 full-time employees, as measured on a quarterly basis. In the event that the number of full-time employees fails to meet the minimum requirement, the Company will incur a quarterly penalty of $96.30 for each employee less than the minimum required amount.

8. INCOME TAXES

Details of the income tax benefit (provision) for the years ended December 31, 2003, 2002 and 2001 are as follows (in 000's):

             2003        2002        2001
           --------    --------    --------
Current    $   (232)   $  3,312    $    815
Deferred     (8,540)       (734)     (3,388)
           --------    --------    --------
           $ (8,772)   $  2,578    $ (2,573)
           ========    ========    ========

Deferred income taxes reflect the net effect of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's deferred tax assets and liabilities as of December 31, 2003 and 2002 are as follows (in 000's):

                                          2003        2002
                                        --------    --------
Deferred tax assets:
     Net operating loss carryforwards   $ 11,541    $ 10,409
     Allowance for doubtful accounts         604         364
     Reserves                                230         188
     Other                                   451          47
                                        --------    --------
Total deferred tax assets                 12,826      11,008
     Valuation allowance                  (9,882)         --
                                        --------    --------
Net deferred tax assets                    2,944      11,008
     Deferred tax liabilities:
     Depreciation
                                          (2,944)     (2,516)
                                        --------    --------
Net deferred taxes                            --    $  8,492

Net deferred taxes:
    Current deferred tax assets               --    $    552
    Noncurrent deferred tax assets            --       7,940
                                        --------    --------
                                        $     --    $  8,492
                                        ========    ========

Innotrac utilizes the liability method of accounting for income taxes. Under the liability method, deferred taxes are determined based on the difference between the financial and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. A valuation allowance is recorded against deferred tax assets if the Company considers it is more likely than not that deferred tax assets will not be realized. Innotrac's gross deferred tax asset as of December 31, 2003 is approximately $12.8 million. This deferred tax asset was generated primarily by net operating loss carryforwards created primarily by the special charge of $34.3 million recorded in 2000 and the net losses generated in 2002 and 2003. Innotrac has a tax net operating loss carryforward of $31.5 million at December 31, 2003 that expires between 2020 and 2023.

Innotrac's ability to generate the expected amounts of taxable income from future operations is dependent upon general economic conditions, collection of existing outstanding accounts receivable, competitive pressures on sales and margins and other factors beyond management's control. Due to these factors combined with losses in recent years creates uncertainty about the ultimate realization of the gross deferred tax asset in future years. Therefore a valuation allowance of approximately $9.9 million has been recorded in 2003. Income taxes associated with future earnings will be offset by a reduction in the valuation allowance. When, and if, the Company can return to consistent profitability and management determines that it will be able to utilize the deferred tax assets prior to their expiration, then the valuation allowance can be reduced or eliminated.

The difference between the provision for income taxes (benefit) and the amount computed by applying the U.S. federal income tax rate for the years ended December 31, 2003, 2002 and 2001 is as follows:

                                                2003        2002        2001
                                              --------    --------    --------
Statutory federal income tax (benefit)        $ (1,091)   $ (2,379)   $  2,062
State income taxes, net of federal effect         (106)       (280)        243
Items not deductible for tax purposes              109          77         261
Valuation allowance for deferred tax assets      9,882          --          --
Other                                              (22)          4           7
                                              --------    --------    --------
Income tax provision (benefit)                $  8,772    $ (2,578)   $  2,573
                                              ========    ========    ========

9. EARNINGS PER SHARE

The following table shows the shares used in computing diluted earnings per share ("EPS") in accordance with Statement of Financial Accounting Standards No. 128 (in 000's):

                                                  2003     2002     2001
                                                 ------   ------   ------
Diluted earnings per share:
     Weighted average shares outstanding         11,542   11,516   11,318
     Employee and director stock options             --       --      372
                                                 ------   ------   ------
     Weighted average shares assuming dilution   11,542   11,516   11,690
                                                 ======   ======   ======

Options and warrants outstanding to purchase shares of the Company's common stock aggregating 1.9 million, 2.2 million and 1.0 million were not included in the computation of diluted EPS for the years ended December 31, 2003, 2002 and 2001, respectively, because their effect was anti-dilutive. This includes a warrant with registration rights issued to Thane International in December 2000 to purchase 150,000 shares of Innotrac common stock at the exercise price of $6.50, which vests 20% annually. Additionally, restricted stock of 65,447 shares were also excluded because their effect was anti-dilutive and the shares were not vested at December 31, 2003.

10. OTHER COMPREHENSIVE INCOME

SFAS No. 130, "Reporting Comprehensive Income," established standards for reporting and display of comprehensive income and its components in financial statements. For the years ended December 31, 2003, 2002 and 2001, the components of the Company's comprehensive (loss) income are as follows (in 000's):

                                                                          Year Ended
                                                                         December 31,
                                                              --------------------------------
                                                                2003        2002        2001
                                                              --------    --------    --------
Other comprehensive income:
     Net (loss) income                                        $(11,981)    $(4,419)     $4,385
     Unrealized gain                                                --          --         177
     Reclassification adjustment for realized
     gains included in consolidated statement of operations         --         (76)         --
                                                              --------    --------    --------
Comprehensive (loss) income                                   $(11,981)    $(4,495)     $4,562
                                                              ========    ========    ========

11. SHAREHOLDERS' EQUITY

In June 2000, the Company's Board of Directors authorized the repurchase, at the direction of senior management, of up to $5.0 million of the Company's common stock. The stock repurchase program was extended for an additional twelve months by the Board of Directors in February 2002. During the years ended December 31, 2003, 2002 and 2001, the Company repurchased approximately 0, 205,400 and 6,400 shares at a total cost of $0, $448,000 and $49,000, respectively.

At December 31, 2003, all treasury shares previously repurchased had been reissued for stock options exercised during 2003, and accordingly no treasury stock balance remains.

12. EMPLOYEE RETIREMENT PLANS

Innotrac employees may participate in a 401(k) defined contribution plan. The plan covers all employees who have at least six months of service and are 18 years of age or older. Participants may elect to defer up to 15% of compensation up to a maximum amount determined annually pursuant to IRS regulations. Innotrac's policy is to provide matching employer contributions equal to 15% of contributions for less than five years of service, 25% of contributions for five to nine years of service, and 35% of contributions for over nine years of service. However, this match was suspended from January 1, 2002 through June 30, 2002, reinstituted from July 1, 2002 through December 31, 2002 and has been temporarily suspended thereafter. Total matching contributions made to the plan and charged to expense by Innotrac for the years ended December 31, 2003, 2002 and 2001 were approximately $0, $49,000 and $108,000, respectively.

The Company has an executive deferred compensation plan for certain employees, as designated by the Company's Board of Directors. Participants may elect to defer up to 30% of compensation. Innotrac's policy is to provide matching employer contributions ranging from 20% to 100% of employee contributions based on years of service. However, this match was suspended for both 2003 and 2002. Matching contributions were $79,412 for the year ended December 31, 2001. The Company invests these contributions in employee-directed marketable equity securities which are recorded as trading securities at fair-market value on the accompanying consolidated balance sheet (in other assets) and aggregated $733,446 and $563,506 at December 31, 2003 and 2002, respectively. The monies held by the plan are subject to general creditors of the Company in the event of a Company bankruptcy filing.

13. STOCK BASED COMPENSATION

The Company has adopted two stock option plans: the 1997 and 2000 Stock Option and Incentive Award Plans ("The Plans"). The Plans provide key employees, officers, directors, contractors and consultants an opportunity to own shares of common stock of the Company and to provide incentives for such persons to promote the financial success of the Company. Awards under The Plans may be structured in a variety of ways, including as "incentive stock options," as defined in Section 422 of the Internal Revenue Code, as amended, non-qualified stock options, restricted stock awards, and stock appreciation rights ("SARs"). Incentive stock options may be granted only to full-time employees (including officers) of the Company and its subsidiary. Non-qualified options, restricted stock awards, SARs, and other permitted forms of awards may be granted to any person employed by or performing services for the Company, including directors, contractors and consultants. The 1997 Stock Option Plan and 2000 Stock Option Plan, as amended, provide for the issuance of options to purchase up to an aggregate of 800,000 shares and 2,800,000 shares of common stock, respectively. At December 31, 2003, there were 1,651,650 shares available to be issued under The Plans.

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

A summary of the options outstanding and exercisable by price range as of December 31, 2003 is as follows (shares in 000's):

                          Options Outstanding                                       Options Exercisable
                  ------------------------------------                      -----------------------------------
                                      Weighted Average                                             Weighted
   Range of             As of            Remaining       Weighted Average         As of             Average
Exercise Prices   December 31, 2003   Contractual Life    Exercise Price    December 31, 2003   Exercise Price
---------------   -----------------   ----------------   ----------------   -----------------   ---------------
 $1.77 - $3.54                  624                7.8              $3.31                 120             $3.13
 $3.54 - $5.31                  279                7.8               4.35                  85              4.48
 $5.31 - $7.07                  228                6.8               6.44                 137              6.31
 $7.07 - $8.84                  242                6.6               7.30                 153              7.23
$8.84 - $10.61                  224                3.9               9.10                 224              9.10
$10.61 - $12.38                  20                4.4              12.00                  20             12.00
$12.38 - $14.15                   5                5.8              12.63                   5             12.63
$15.92 - $17.68                  20                5.2              16.87                  20             16.87
                              -----                ---              -----                 ---             -----
                              1,642                6.9              $5.59                 764             $7.07
                              =====                ===              =====                 ===             =====

A summary of activity in the Company's two stock option plans is as follows (shares in 000's):

                                                     Weighted Average
                                           Shares         Price
                                           ------    ----------------
Outstanding at December 31, 2000            1,844                6.19
Granted                                       454                7.35
Forfeited                                    (490)               7.07
                                            -----               -----
Outstanding at December 31, 2001            1,808                6.23
Granted                                       559                3.41
Forfeited                                    (330)               5.96
                                            -----               -----
Outstanding at December 31, 2002            2,037                5.50
Granted                                       120                4.31
Exercised                                    (306)               4.35
Forfeited                                    (209)               5.79
                                            -----               -----
Outstanding at December 31, 2003            1,642               $5.59
                                            =====               =====
Options exercisable at December 31, 2003      764               $7.07
                                            =====               =====

14. RELATED PARTY TRANSACTIONS

The Company leases a single engine aircraft from a company wholly-owned by its Chairman and Chief Executive Officer, pursuant to an agreement that provides for Innotrac to pay for 86% of all expenses associated with this aircraft. This allocation is determined annually based on actual business usage. The Company paid approximately $133,656 during 2003. For the years ended December 31, 2002 and 2001, the Company paid $60,000 annually.

The Company paid approximately $82,500, $63,000 and $51,224 during 2003, 2002 and 2001, respectively, in fees to an accounting firm for tax and consulting services. One of the directors of the Company is the Managing Partner and part owner of that firm.

The Company paid approximately $863,000, $744,000 and $1,083,345 during 2003, 2002 and 2001, respectively, in fees to a print broker for services related to the printing of marketing, client, inter-company and other materials. The broker is owned by the brother of the Company's Chairman and Chief Executive Officer.

In 2003, the Company and the IPOF Group (consisting of IPOF Fund, LP and its general partner, David Dadante), which as of December 31, 2003 beneficially owned approximately 3.0 million shares of Common Stock, entered into an amended Agreement to permit the IPOF Group to acquire up to 40% of the Common Stock on the terms set forth in that Agreement without becoming an "Acquiring Person" under the Company's Rights Agreement with SunTrust Bank. The Agreement with the IPOF Group contains various restrictions on the IPOF's Group right to vote and take certain other shareholder actions. Among these restrictions, the IPOF Group agreed to vote all shares in excess of 15% proportionately with vote(s) cast by the other shareholders of the Company and not seek to place a representative on the Company's Board or seek to remove any member of the Board. The IPOF Group further acknowledged that it is an "affiliate," as defined under applicable federal securities law.

The Company and its outside counsel have become aware of possible IPOF Group violations of the short-swing profit rules under Section 16(b) of the Securities and Exchange Act of 1934. Upon conclusion of the investigation of this matter, the Company and IPOF Group, on March 3, 2004, entered into a negotiated resolution of these potential violations.

15. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

(000's, except per share data)              First       Second      Third      Fourth(1)
                                           --------    --------    --------    ---------
2003 Quarters:
     Revenues, net                         $ 18,334    $ 17,631    $ 18,545    $ 20,230
     Operating (loss) income                 (1,165)       (472)       (180)       (636)
     Net (loss) income                         (892)       (393)       (249)    (10,447)
     Net (loss) income per share-basic        (0.08)      (0.03)      (0.02)      (0.89)
     Net (loss) income per share-diluted   $  (0.08)   $  (0.03)   $  (0.02)   $  (0.89)

2002 Quarters:
     Revenues, net                         $ 21,048    $ 19,351    $ 20,064    $ 21,957
     Operating income (loss)                  1,584         588      (8,462)       (513)
     Net income                                 966         313      (5,308)       (390)
     Net income per share-basic                0.08        0.03       (0.46)      (0.03)
     Net income per share-diluted          $   0.08    $   0.03    $  (0.46)   $  (0.03)

----------------
(1) Results for the fourth quarter of 2003 include valuation allowances for the deferred tax asset and for one specific account receivable. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 8 for further explanation.


16. ADDITIONAL PRIOR YEAR DISCLOSURES

In order to maintain consistency and comparability between periods presented, certain revisions have been made to the accompanying consolidated financial statement notes as of December 31, 2001 and for the year then ended. Such additions to certain disclosures have been made to conform to the 2003 and 2002 financial statement presentation as follows:

Notes to Consolidated Financial Statements:

-- Note 9, Earnings per Share: Options and restricted shares outstanding which were anti-dilutive and not included in the computation of EPS for 2001 have been disclosed.

-- Note 12, Employee Retirement Plans: Matching contribution for the executive deferred compensation plan for 2001 has been disclosed.

-- Note 14, Related Party Transactions: Payments for an aircraft lease, for accounting fees and for print services for 2001 have been disclosed.